

GARMIN®

2022 ANNUAL REPORT



GARMIN

INREACH® MINI 2
COMPACT SATELLITE COMMUNICATOR WITH GPS

LETTER FROM THE CEO

Dear Shareholders:

Garmin delivered another year of solid performance with record revenue in three of our reported segments, which is a tremendous accomplishment considering the intensifying economic and geopolitical headwinds we faced. The war in Eastern Europe weakened surrounding economies, and the rapid strengthening of the U.S. dollar negatively impacted our performance. At the same time, rising inflation and higher interest rates affected consumer behaviors. We also experienced lingering supply chain constraints, which impacted our ability to fill demand for certain products. Despite this extensive list of both new and existing challenges, our business still performed very well thanks to our diverse, vertically integrated business model, a strong product lineup and the unwavering dedication of our associates.

We delivered consolidated revenue of $4.86 billion, a 2% decline from the previous year, with operating margin exceeding 21%. Excluding the $228 million unfavorable impact of the strong U.S. dollar relative to other major currencies, revenue would have increased about 2% year over year. Our outdoor, aviation and marine segments each posted record revenue in 2022. We also received production approval for the new BMW MGU and rear seat entertainment systems, which is a significant accomplishment demonstrating our ability to serve the world's most respected automakers as a critical tier 1 supplier.

Looking forward, we expect 2023 to be another year filled with both opportunities and challenges. While the business environment and markets continue to evolve around us, we remain focused on our mission to create superior products that play an essential role in our customers' lives. I am optimistic that we will continue to be successful with dedicated associates, superior products, excited customers, and loyal shareholders.

Thank you for your interest in Garmin. We look forward to a successful year together.



CLIFF PEMBLE | PRESIDENT AND CEO

GARMIN.

FINANCIAL HIGHLIGHTS

The selected financial data below and elsewhere in this Annual Report should be read in conjunction with the Consolidated Financial Statements and notes thereto included in our Annual Report on Form 10-K, which is included with this Annual Report.

CONSOLIDATED FINANCIAL HIGHLIGHTS [1]



REVENUE   GROSS PROFIT   OPERATING INCOME

(IN MILLIONS)

GAAP DILUTED EARNINGS PER SHARE [1]



DIVIDENDS DECLARED PER SHARE [1,2]



CASH FLOW [1,3]



OPERATING CASH FLOW   FREE CASH FLOW

(IN MILLIONS)

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN[*]

Among Garmin Ltd., the NASDAQ Composite Index, the S&P 500 Index and the S&P Consumer Discretionary Index



Garmin Ltd.   NASDAQ Composite   S&P 500   S&P Consumer Discretionary

*$100 invested on 12/30/17 in stock or 12/31/17 in index, including reinvestment of dividends.
Copyright© 2023 Standard & Poor's, a division of S&P Global. All rights reserved.

[1] Our fiscal year-end is the last Saturday of the calendar year and does not always fall on Dec. 31. Fiscal year 2022 contains 53 weeks, while all other years presented contain 52 weeks.
[2] Dividends declared per share refers to the cash dividend per share that has been approved by shareholders in the given fiscal year. See Note 8 - Stockholders' Equity for additional detail.
[3] Operating Cash Flow is equal to net cash provided by operating activities. Free Cash Flow is defined as net cash provided by operating activities, as presented above, less purchases of property and equipment of $156 million, $118 million, $185 million, $307 million, and $244 million in 2018, 2019, 2020, 2021, and 2022, respectively.

REVENUE AND OPERATING INCOME
BY SEGMENT

2022 REVENUE
PERCENT OF TOTAL



2022 OPERATING INCOME
PERCENT OF TOTAL



○ FITNESS
○ OUTDOOR
○ AVIATION
○ MARINE
○ AUTO

FITNESS



OUTDOOR



AVIATION



MARINE



AUTO



■ REVENUE   ▨ OPERATING INCOME (LOSS)*
(IN MILLIONS)

*2020 AND 2021 OPERATING INCOME (LOSS) HAVE BEEN RECAST
TO CONFORM TO THE CURRENT PERIOD PRESENTATION AND
METHODOLOGY USED IN ALLOCATING CERTAIN EXPENSES TO THE
SEGMENTS, AS REFINED IN THE FIRST QUARTER OF 2022.*

GARMIN.



GARMIN.

G5000® FLIGHT DECK
IN CESSNA CITATION



GARMIN.

FORERUNNER® 955 SOLAR
PREMIUM GPS RUNNING/TRIATHLON SMARTWATCH



GARMIN.

GPSMAP® 8617, QUATIX® 7
8"TOUCHSCREEN CHARTPLOTTER AND ULTIMATE MARINE SMARTWATCH



BMW 7 SERIES DISPLAY
INFOTAINMENT MODULE



FĒNIX® 7
PREMIUM MULTISPORT GPS WATCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[☒]   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022
or
[☐]   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____
Commission file number 001-41118

GARMIN LTD.
(Exact name of registrant as specified in its charter)



Switzerland	**98-0229227**
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)	
Mühlentalstrasse 2	
8200 Schaffhausen	N/A
Switzerland	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code: **+41 52 630 1600**

Securities registered pursuant to Section 12(b) of the Act:

Registered Shares, CHF 0.10 Per Share Par Value	**GRMN**	**New York Stock Exchange**
(Title of each class)	(Trading Symbol)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES [☑] NO [☐]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES [☐] NO [☑]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [☑] NO [☐]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulations S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES [☑] NO [☐]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	[☑]	Accelerated Filer	[☐]
Non-accelerated Filer	[☐]	Smaller reporting company	[☐]
Emerging growth company	[☐]		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES [☐] NO [☑]

Aggregate market value of the common shares held by non-affiliates of the registrant as of June 25, 2022 (based on the closing price of the registrant's common shares on the New York Stock Exchange for June 24, 2022) was approximately $15,461,000,000.

Number of shares outstanding of the registrant's common shares as of February 17, 2023:

Registered Shares, CHF 0.10 par value – 191,359,482 (excluding treasury shares)

Documents incorporated by reference:

Portions of the following document are incorporated herein by reference into Part III of the Form 10-K as indicated:

Document	**Part of Form 10-K into which Incorporated**
Company's Definitive Proxy Statement for the 2022 Annual Meeting of Shareholders which will be filed no later than 120 days after December 31, 2022.	Part III

Garmin Ltd.

2022 Form 10-K Annual Report

Table of Contents

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING COMMENTS

The discussions set forth in this Annual Report on Form 10-K contain statements concerning potential future events. Such forward-looking statements are based upon assumptions by the Company's management, as of the date of this Annual Report, including assumptions about risks and uncertainties faced by the Company. In addition, management may make forward-looking statements orally or in other writings, including, but not limited to, in press releases, in the annual report to shareholders and in the Company's other filings with the Securities and Exchange Commission. Readers can identify these forward-looking statements by their use of such verbs as "expects," "anticipates," "believes" or similar verbs or conjugations of such verbs. Forward-looking statements include any discussion of the trends and other factors that drive our business and future results in "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their date. If any of management's assumptions prove incorrect or should unanticipated circumstances arise, the Company's actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those factors identified under Item 1A "Risk Factors." Readers are strongly encouraged to consider those factors when evaluating any forward-looking statements concerning the Company. Except as may be required by law, the Company does not undertake to update any forward-looking statements in this Annual Report to reflect future events or developments.

Item 1.   Business

Company Overview

For more than 30 years, Garmin Ltd. and subsidiaries (collectively, the "Company" or "Garmin") have pioneered new wireless devices, many of which feature location technology such as Global Positioning System (GPS), and applications that are designed for people who live an active lifestyle. Garmin serves five primary markets: fitness, outdoor, aviation, marine, and auto. We design, develop, manufacture, market, and distribute a diverse family of hand-held, wearable, portable, and fixed-mount GPS-enabled products and other navigation, communications, sensor-based and information products for these markets. Since the inception of its business, Garmin has delivered over 266 million products, which included more than 15 million products delivered during fiscal 2022.

Available Information

Garmin's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and Forms 3, 4 and 5 filed by Garmin's directors and executive officers and all amendments to those reports will be made available free of charge through the Investor Relations section of Garmin's website (http://www.garmin.com) as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC"). The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The reference to Garmin's website address does not constitute incorporation by reference of the information contained on this website, and such information should not be considered part of this report on Form 10-K or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

This discussion of Garmin should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Item 7 herein and the information set forth in response to Item 101 of Regulation S-K in such Item 7 is incorporated herein by reference in partial response to this Item 1.

Products

Garmin offers a broad range of solutions across its reported segments as outlined below. In general, Garmin believes that its products are known for their value, high performance, ease of use, innovation, and ergonomics.

Many of the Company's products utilize Global Positioning System (GPS) and other global navigation satellite systems (GNSS) receivers to support product features such as navigation, global positioning, and tracking. GPS is a United States owned satellite network constellation that supports global positioning, communication, and navigation, providing precise geographic location and related data to both commercial and government GPS receivers. Access to and use of the GPS systems commercial signal bands is provided free of charge.

In addition to GPS, Garmin products utilize other global navigation satellite systems (GNSS) including the Russian Global Navigation Satellite System (GLONASS), the European Union Galileo system (Galileo), and the Chinese BeiDou Navigation Satellite System (BDS), and satellite based augmentation systems (SBAS) including the U.S. Wide Area Augmentation System (WAAS), the Japanese MTSAT-based Satellite Augmentation System (MSAS) and Quasi-Zenith Satellite System (QZSS), and the European Geostationary Navigation Overlay Service (EGNOS) aviation Safety of Life (SoL) service.

Some of Garmin's products utilize a combination of global navigation satellite systems to improve navigational fix, which results in improved accuracy.

On a subscription basis, certain Garmin products offer access to private satellite networks such as the Iridium satellite network, a synchronized constellation of 66 low Earth orbit (LEO) satellites offering global data communication coverage. Iridium's use of this constellation gives it the ability to span the entire globe, offering 100 percent coverage worldwide to enable reliable satellite-based communication.

Fitness

Garmin offers a broad range of products designed for use in health, wellness, and fitness activities. Garmin currently offers the following product categories within the Fitness segment to consumers around the world:

- *Running and Multi-sport Watches:* Garmin running and multi-sport watches are offered under the Forerunner® product series. The Forerunner series offers GPS-enabled watches with features unique to each model. Depending on the model, features include wrist-based heart rate monitoring, wrist-based pulse oximeter, music storage capabilities, mapping capabilities, LTE Connectivity, solar charging, and Garmin Pay™ contactless payment.

- *Cycling Products:* Garmin cycling products include cycling computers (with solar charging on the latest models), power meters, bike radars, cameras, and smart lights. Additionally, Garmin offers Tacx® indoor training equipment including smart and basic trainers, and a smart bike.

- *Activity Tracking and Smartwatch Devices:* Garmin offers a wide range of activity tracking devices and smartwatch devices. The Garmin product offerings include activity tracking fitness bands, GPS-enabled smartwatches, and fashion-forward hybrid smartwatches with analog style displays. The activity tracking and smartwatch devices offered by Garmin are the vívomove® series, vívoactive® series, vívosmart® series, vívofit® series, Venu® series, Lily® series, and Bounce™ series. Each series of activity tracking and smartwatch devices offered has unique features, all to enhance and promote healthy and active lifestyles. Features of the activity tracking and smartwatch devices, depending on the series and model, include Garmin Pay, music storage capabilities, LTE connectivity, and 24/7 health monitoring.

- *Fitness and Cycling Accessories:* Garmin offers a wide range of fitness and cycling accessories including chest strap heart rate monitors, blood pressure monitors, cycling speed and cadence sensors, and smart scales.

- *Garmin Connect and Garmin Connect Mobile:* Garmin Connect™ and Garmin Connect™ Mobile are web and mobile platforms where users can track and analyze their fitness, activities and workouts, and wellness data. In addition, users can share their accomplishments, create training groups and group challenges, and get feedback and encouragement from the Connect community.

- *Connect IQ:* The Connect IQ™ application development platform enables third parties to create a variety of applications that run on a wide assortment of Garmin devices. Connect IQ provides developers with an easy-to-use software development kit (SDK) to facilitate development efforts in creating watch faces, applications, widgets, and data fields. These third-party applications are available for download by Garmin users via their mobile phone or computer and run on their compatible Garmin wearable, bike computer, golf device, or outdoor handheld.

Outdoor

Garmin offers a broad range of products designed for use in outdoor activities. Garmin currently offers the following product categories within the Outdoor segment to consumers around the world:

- *Adventure Watches:* Garmin adventure watches include the fēnix® series, Epix™ series, Instinct® series, tactix® series, the Enduro™ series, the Descent™ series, and the MARQ® collection. The fēnix and Epix series offer premium multisport smartwatches with features such as wrist-based biometrics, music storage capabilities, preloaded full-color purpose-built adventure mapping of topography, ski resorts, and golf courses, as well as Garmin Pay™. The fēnix series also offers solar charging depending on model, while the Epix series features a vivid, always-on AMOLED display. The Instinct series offers a rugged and reliable outdoor GPS smartwatch with built-in sports apps, heart rate sensor, smart connectivity, wellness data, as well as analog movement and solar charging, depending on model. The tactix series provides preloaded full-color topographical maps and tactical-inspired features, and solar charging, depending on model. The Enduro series offers additional battery and solar charging enhancements to extend battery life, along with advanced training features and competition modes for extreme endurance athletes. The Descent series are watch style dive computers that offer divers GPS navigation, multiple dive modes, support for up to six gasses, integrated air pressure monitoring, and solar charging, depending on model. The MARQ series is a collection of luxury smart tool watches with premium materials and features unique to each watch.

- *Outdoor Handhelds:* Garmin offers outdoor handhelds under the Rino®, Montana®, eTrex®, GPSMAP®, Foretrex®, and inReach® product lines. Handhelds range from basic waypoints navigation capabilities to advanced color touchscreen devices offering barometric altimeter, 3-axis compass, camera, preloaded maps, wi-fi and smartphone connectivity, two-way satellite communication and other features. Each series of products is designed to serve unique niche markets. Handhelds with inReach include global satellite technology which, when combined with an active service plan, offers 2-way text messaging, weather forecasts, and S.O.S. capabilities while anywhere in the world. These S.O.S. capabilities are supported 24/7 by our professionally trained associates at Garmin Response, our global emergency response coordination center.

- *Golf Devices and Mobile App:* Garmin golf devices are offered under the Approach® product line. The Approach series includes handhelds, wearables, club sensors, launch monitors, golf simulators, and laser ranging devices. Over 43,000 preloaded worldwide golf courses are available to be utilized on certain Garmin devices. Handheld and wearable golf devices provide yardage distances to the front, back, and middle of the green. In addition to course maps, the Approach R10 portable launch monitor provides swing metrics including estimated carry and roll, club head speed, ball speed, smash factor, and swing tempo, as well as the ability to play a simulated round of any of our 43,000 worldwide mapped courses when paired with the Garmin Golf™ mobile app. The mobile app also offers scoring, shot tracking, and performance tracking features, in addition to the Home Tee Hero virtual round simulator for subscribers.

- *Dog Tracking and Training Devices*: Garmin offers a variety of dog tracking and training devices, including those under the Alpha®, PRO, BarkLimiter™, and Delta® product lines.

Aviation

Garmin designs, manufactures, and markets a wide range of innovative aircraft avionics solutions to the broad and diverse aviation sector. Avionics are sold directly into aircraft original equipment manufacturer (OEM) applications as well as through Garmin's worldwide dealer network for retrofit installations on existing aircraft.

Garmin has developed growth-minded products and technologies serving general aviation, business aviation, rotorcraft, and experimental/light sport markets. Our solutions are available for all aircraft categories and classes; from small piston and electric-powered general aviation aircraft, to large business jet aircraft, as well as a wide-ranging variety of helicopters serving critical public service as well as oil and gas missions, to name a few.

Garmin also provides innovative products and software-as-a-service solutions to other growth markets such as commercial air-carrier, military and defense, electric aircraft, and the rapidly evolving Advanced Air Mobility / eVTOL space. By offering products such as Commercial Off-The-Shelf (COTS) and mission-optimized solutions to military and defense contractors/customers, and products tested and optimized for high duty cycle commercial aviation operations, Garmin is emerging as a strong competitor in these business arenas.

Garmin currently offers the following products, systems, and services to the global aviation market:

- *Integrated Flight Decks:* Known for defining the integrated flight deck (IFD) space in general aviation and light business aviation applications, Garmin offers OEM and retrofit IFD systems scaled for any size aircraft and rotorcraft, featuring communication and navigation, weather information, terrain and traffic awareness and avoidance, aircraft performance, and automated safety solutions.

- *Electronic Flight Displays and Instrumentation:* Garmin flight display and instrument solutions can serve as primary or back-up systems, which also provide a wealth of valuable information in the cockpit, dramatically increasing situational awareness and capability.

- *Navigation and Communication Products:* Garmin offers a wide range of integrated and stand-alone GPS navigation and very high frequency (VHF) radio communication products, with a variety of capabilities, available for all market segments.

- *Automatic Flight Control Systems and Safety-Enhancing Technologies:* Garmin offers scalable flight control systems with unique integrated safety features for aircraft and rotorcraft. Our Autopilots, and Autonomí™ safety-enhancing solutions cover a wide spectrum of aircraft, from large-cabin business jets and helicopters, to light general aviation aircraft. Garmin's award-winning Autoland system will autonomously land the aircraft in the event the pilot is not able to do so, and Smart Glide™ will assist a pilot to get to the nearest airport in the event of the loss of engine power. We also offer an innovative smart rudder bias system that can help the pilot maintain control of a twin-engine aircraft in the event of an engine failure.

- *Audio Control Systems:* Garmin produces a broad array of cutting-edge audio systems, including panel-mount and remote-mounted units, incorporating features such as Bluetooth connectivity, voice command technology, and integrated intercoms.

- *Engine Indication Systems:* Garmin offers a variety of advanced engine indication systems for piston and turbine-powered aircraft with comprehensive data-logging capabilities as well as wireless data offloading, cloud storage and analysis capability through our flyGarmin.com online services portal.

- *Traffic Awareness and Avoidance Solutions:* Garmin offers an array of traffic advisory and collision avoidance systems, including TAS and TCAS / ACAS solutions, with applications in all types of aircraft.

- *ADS-B and Transponders:* Garmin offers a full lineup of ADS-B and transponder solutions, including ADS-B "Out" compliant solutions as well as ADS-B "In" and Bluetooth capable units that allow pilots to connect to their mobile device to display ADS-B traffic and weather.

- *Weather Information and Avoidance Solutions:* Garmin offers multiple weather solutions, including onboard Doppler digital radar products, along with satellite-based SiriusXM, ground-based ADS-B, as well as Garmin Connext® global satellite weather options.

- *Datalink and Connectivity:* Garmin datalink and connectivity solutions allow pilots to download global weather data, communication via text/voice, as well as select mobile apps to transfer flight plans, manage database subscriptions, and stream weather and traffic data from installed avionics solutions.

- *Portable GPS Navigators and Wearables:* Garmin offers portable GPS navigators, smartwatches for pilots, satellite communicators, and portable traffic and weather solutions, providing pilots tools they can take with them from aircraft to aircraft.

- *Services:* Garmin offers a variety of services products to the aviation market. Web and mobile app-based products offered via FltPlan.com and our Garmin Pilot™ electronic flight bag application, help pilots plan, file, fly, and log flights and offer a wealth of information across all phases of flight. Business and commercial aviation customers also benefit from our safety management system, runway analysis and performance data, weight and balance, obstacle clearance, load planning, and navigation database solutions. Garmin continues to provide industry-leading product support, and offers a wide selection of databases, training products, extended warranties, and subscription services for all aviation segments.

Marine

Garmin is a leading manufacturer of recreational marine electronics and offers a broad range of products. Garmin currently offers the following product categories within the Marine segment to consumers around the world:

- *Chartplotters and Multi-Function Displays (MFDs):* Garmin offers numerous chartplotters/MFDs under the GPSMAP® and ECHOMAP™ product lines. The offerings range from 4-inch portable and fix-mounted products to 24-inch fully integrated Glass Helm offerings and include wireless connectivity to the ActiveCaptain® mobile app.

- *Cartography*: Garmin is a premier supplier of cartography for the recreational marine market. Including the Garmin-owned Navionics® branded charting products, Garmin is a leading supplier of recreational marine content for most major chartplotters and MFDs on the market. Garmin's cartography features the patented Auto Guidance+™ routing technology.

- *Fishfinders:* Garmin offers an advanced line of fishfinders, the Striker™ series, which incorporates GPS technology enabling Garmin Quickdraw™ Contours, and wireless features through the ActiveCaptain and StrikerCast mobile apps.

- *SONAR:* Garmin also offers the Panoptix™ all seeing sonar smart transducer line. Panoptix LiveScope™ provides real-time, high-resolution images that can be seen in downward, perspective, and forward-looking views for locating the fish and seeing what is coming before you get there. The Panoptix line also offers detailed 3D underwater views of fish and structure under your boat. Garmin's CHIRP "black-box" sounders and "smart transducers" interface with Garmin MFDs to enhance their utility by providing the deep-water sounders and fishfinder functions in a remote mounted package.

- *Autopilot Systems:* Garmin offers full-featured marine autopilot systems designed for sailboats and powerboats. The systems incorporate such features as Garmin's patented Shadow Drive™ technology, which automatically disengages the autopilot if the helm is turned, remote steering and speed control. Garmin has also introduced steer-by-wire autopilot capabilities for various types and manufacturers' steering systems.

- *RADAR:* Garmin offers high-tech solid state Fantom™ radar with MotionScope™ Doppler technology, lowering system power consumption and increasing reliability, while greatly improving situational awareness of the captain. Fantom radars are available in both radome and open array radar products with compatibility to any network-compatible Garmin chartplotter. Garmin also offers a full line of magnetron radars up to 25kW of transmit power.

- *Instruments*: Garmin offers NMEA 2000 and NMEA 0183 compliant instrument displays and sensors that show data from multiple remote sources on one screen.

- *VHF Communication Radios:* Garmin offers a full line-up of marine VHF radios and Automatic Identification System (AIS) transceivers with the latest feature sets including integrated GPS receivers for the communication needs of all types of mariners. Garmin radios are NMEA 2000 compatible and offer multi-station support, and monitor all AIS channels.

- *Handhelds and Wearable Devices:* Garmin offers the quatix® series wearable, GPS-enabled smartwatches designed for mariners, which include marine features for navigation, sailing, stereo control, autopilot functions, and solar charging, depending on model. Garmin also offers floating marine GPS handhelds with wireless data transfer between compatible units and preloaded cartography. Some handhelds contain built-in InReach® satellite communication and support Connect IQ™ applications.

- *Sailing:* Garmin has integrated many basic and advanced sailing features into our MFD and instrument systems. These Garmin SailAssist™ features include enhanced wind rose with true and apparent wind data, POLAR tables, pre-race guidance, synchronized race timer, virtual starting line, time to burn and lay line data fields.

- *Entertainment:* Garmin's entertainment brand, Fusion®, consists of marine audio head units, speakers and amplifiers. These products are designed specifically for the marine or RV environments, offering premium sound quality and supporting many connectivity options for integrating with MFDs, smartphones, and Garmin wearables.

- *Digital Switching:* Garmin offers digital switching products under the EmpirBus™ product line. The Garmin EmpirBus products provide power distribution and control solutions for marine and RV applications which enable advanced logic controls and smart electrical systems to enhance features in a boat or RV. The system features fully customizable graphics and user interface that can be controlled through Garmin's marine multi-function displays and RV OEM products.

- *Trolling Motors:* Garmin offers the Force® Trolling Motor, a powerful, efficient scissor-lift style trolling motor with built-in CHIRP and Ultra High-Definition ClearVü™ and SideVü™ sonar. The Force product line also connects wirelessly to Garmin chartplotters/MFDs to provide navigation, autopilot, and anchor lock integration.

Auto

Garmin designs and develops products for use in the auto market that are offered to customers around the world.

Consumer Auto

- *Personal Navigation Devices (PNDs):* Garmin is a leading manufacturer of PNDs, which include specialized features dedicated to the following vehicle and driver needs:

  - *Auto:* The Drive series offers traditional PNDs for a wide range of consumers.

  - *Motorcycle:* The zūmo® series offers motorcycle-specific features.

  - *Truck:* The dēzl™ series offers over-the-road trucking features.

  - *RV:* The RV series offers features specific to the RV enthusiast.

  - *Offroad:* Tread® is a line of rugged, all-terrain navigators with mapping specific for off-road guidance for overlanding, off-roading, and Baja racing.

  - *Motorsports:* The Garmin Catalyst™ is an industry-first racing coach and driving performance optimizer.

- *Camera:* The Garmin Dash Cam™ series offers GPS-enabled dash cams that provide high-quality video recording, automatic saving of video footage with G-sensor incident detection, and forward collision and lane departure warnings. The Garmin Dash Cam Live product also offers LTE connectivity, enabling anytime access to live view and videos saved to Garmin Vault cloud storage through the Garmin Drive™ mobile app. Dash cams are offered as compact, standalone cameras that can be mounted to a car windshield or are integrated into various navigators. Garmin also offers wireless backup cameras that can be utilized with compatible PNDs to display camera footage behind the vehicle.

Auto OEM

- *Original Equipment Manufacturer (OEM) Solutions:* Garmin has cultivated key relationships with leading automobile manufacturers to be the provider of a variety of hardware and software solutions for their vehicles. These range from embedded domain controllers and infotainment units that provide a broad range of functionality, to integrated cameras, in cabin monitoring and gaming solutions. These support not only the infotainment system in the vehicle, but also key advanced driver-assistance systems (ADAS) functionality as well.

Sales and Marketing

Garmin's distribution strategy is to support a broad and diverse network of sales channels for our products while maintaining high quality standards to ensure end-user satisfaction. Our products are sold through a variety of indirect distribution channels, including a large worldwide network of independent retailers, dealers, distributors, installation and repair shops, as well as original equipment manufacturers (OEMs). We also sell our products and services directly through our online webshop (garmin.com), subscriptions for connected services, and our own retail stores. During 2022, the Company's net sales through its direct distribution channels accounted for greater than 10% of total net sales. Marketing support is provided geographically from Garmin's offices around the world.

Competition

We operate in highly competitive markets, though competitive conditions vary among our diverse target markets and geographies. Garmin believes the principal competitive factors impacting the market for its products are design, functionality, quality and reliability, customer service, brand, price, time-to-market and availability. Garmin believes that it generally competes favorably in each of these areas and as such, is generally a significant competitor in each of our major markets.

Garmin believes that its principal competitors for fitness products are Amazon, Apple, Bryton, Coros, Elite, Fitbit (Google), Huawei, Polar, Samsung, SRAM, Suunto, Wahoo Fitness, Whoop, Xiaomi, Zepp Health, and Zwift. Garmin believes that its principal competitors for outdoor product lines are Casio, Coros, Dogtra, Globalstar, Shearwater Research, SportDOG, Suunto, TAG Heuer, Tissot, Trackman, Vista Outdoor, and Zoleo. Garmin considers its principal avionics competitors to be Aspen Avionics, CMC Electronics, Dynon Avionics, ForeFlight, Genesys Aerosystems, Honeywell Aerospace & Defense, Innovative Solutions and Support Inc., Jeppesen (Boeing), L-3 Avionics Systems, Collins Aerospace (Raytheon), Safran, Thales, and Universal Avionics Systems Corporation. For marine products, Garmin believes that its principal competitors are Furuno, Johnson Outdoors, Navico (Brunswick), and Raymarine (Teledyne). Garmin believes that its principal competitors for consumer automotive products are Rand McNally and TomTom. Garmin believes that its principal competitors for auto OEM infotainment solutions are Alpine Electronics, Aptiv, Bosch, Continental, Harman (Samsung), Mitsubishi, and Panasonic.

Research and Development

Garmin's product innovations are driven by its strong emphasis on research and development and the close partnership between Garmin's engineering and manufacturing teams. Garmin's products are created by its engineering and development staff. Garmin's manufacturing staff includes manufacturing process engineers who work closely with Garmin's design engineers to ensure manufacturability and manufacturing cost control for its products. Garmin's development staff includes industrial designers, as well as software engineers, electrical engineers, mechanical engineers, and cartographic engineers. Garmin believes the industrial design of its products has played an important role in Garmin's success.

Manufacturing and Operations

Garmin believes one of its core competencies and strengths is its vertically integrated manufacturing capabilities at its Taiwan facilities in Xizhi, Jhongli, LinKou, and Xinshi, its China facility in Yangzhou, its Netherlands facility in Oegstgeest, its Poland facility in Wroclaw, and at its U.S. facilities in Olathe, Kansas and Salem, Oregon. Garmin believes that its operation of its own manufacturing facilities and distribution networks provides significant capability and flexibility to address the breadth and depth of resources necessary to serve its diverse products and markets.

Specifically, Garmin believes that the vertical integration of its manufacturing capabilities provides advantages to product cost, quality, and time to market.

Cost: Garmin's manufacturing resources rapidly and iteratively prototype designs, concepts, products and processes, achieving higher efficiency and resulting in lower cost. Garmin's vertical integration approach enables leveraging of manufacturing resources across high, mid, and low volume products. Sharing of these resources across product lines favorably affects Garmin's costs to produce its range of products, with lower volume products realizing the economies of scale of higher volume products. The ownership and integration of its resources allows Garmin to optimize the design for manufacturing of its products, yielding improved cost.

Quality: Garmin's automation and advanced production processes provide in-service robustness and consistent reliability standards that enable Garmin to maintain strict process and quality control of the products manufactured, thereby improving the overall quality of our products. Additionally, the immediate feedback throughout the manufacturing processes is shared with the development teams, providing integrated continuous improvement throughout design and supply chain.

Garmin's design, manufacturing, distribution, and service functions in its U.S., Taiwan, China, and U.K. facilities are certified to ISO 9001, an international quality standard developed by the International Organization for Standardization (ISO). Garmin's automotive operations in Taiwan, China, U.K., and Olathe have achieved IATF 16949 certification, a quality standard for automotive suppliers. Garmin's Olathe, Kansas and Salem, Oregon aviation operations in the U.S. have achieved certification to AS9100, a quality standard for the aviation industry. Garmin has also implemented multiple health and safety management systems and achieved certification to the ISO 45001 standard for Health and Safety Management at facilities in the U.S., Taiwan, Poland, and China.

Time to Market: Garmin uses multi-disciplinary teams of design engineers, process engineers, and supply chain specialists to develop products, allowing them to quickly move from concept to manufacturing. This integrated ownership provides inherent flexibility to enable faster time to market.

Materials

Garmin purchases components from a large number of qualified suppliers. Although many components essential to Garmin's business are generally available from multiple sources, certain key components are currently obtained by the Company from single or limited sources, which subjects Garmin to supply and pricing risks. For these components, we have limited near-term flexibility to use other suppliers if a current vendor becomes unavailable or is unable to meet our requirements. While extended disruptions at these suppliers could impact our ability to meet customer demand due to component shortages or increased lead times, or cause us to incur higher product costs, we believe these potential disruptions would not disproportionately disadvantage us relative to our competitors.

Seasonality

Our net sales are subject to seasonal fluctuation. Sales of our fitness and outdoor products are generally higher in the fourth quarter due to increased demand during the holiday buying season, and, to a lesser extent, the second quarter due to increased demand during the spring and summer season. Sales of our marine and consumer auto products are generally higher in the second quarter. Sales in these segments are also influenced by the timing of the release of new products. Our aviation and auto OEM products do not experience much seasonal variation, but are more influenced by the timing of aircraft certifications, regulatory mandates, auto program manufacturing, and the release of new products when the initial demand is typically the strongest.

Intellectual Property

Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. In addition, Garmin often relies on licenses of intellectual property for use in its business.

As of January 5, 2023, Garmin has been issued over 1,800 patents throughout the world and holds more than 1,080 trademark registrations. The duration of patents varies in accordance with the provisions of applicable local law. We believe that our continued success depends on the intellectual skills of our employees and their ability to continue to innovate. Garmin will continue to file and prosecute patent applications when appropriate to attempt to protect Garmin's rights in its proprietary technologies.

There is no assurance that our current patents, or patents which we may later acquire, may successfully withstand any challenge, in whole or in part. It is also possible that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will preclude us from manufacturing and marketing certain products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity.

Environmental Matters

Garmin's operations are subject to various environmental laws, including laws addressing air and water pollution and management of hazardous substances and wastes. Substantial noncompliance with applicable environmental laws could have a material adverse effect on our business. Capital expenditures for environmental controls are included in our normal capital budget. Historically, capital expenditures associated with environmental controls have not been material and compliance with environmental laws has not had a material impact on the Company's competitive position.

Many of Garmin's products are subject to laws relating to the chemical and material composition of our products and their energy efficiency. Garmin is also subject to extended producer responsibility laws and regulations requiring manufacturers to be responsible for collection, recovery, and recycling of wastes from certain electronic products. Historically, compliance with environmental laws has not had a material impact on our profitability. We have processes to monitor environmental law changes and to evaluate the potential impact of such laws to our business, but the impact of future enactment of environmental laws cannot yet be fully determined and could be substantial.

Garmin has a global environmental policy and is committed to working to protect the environment throughout various aspects of our business. Garmin has implemented multiple environmental management systems and achieved certification to the ISO 14001 standard for Environmental Management at facilities in the U.S., U.K., Taiwan, Poland, and China.

Garmin strives to reduce our environmental impact by increasing our environmental sustainability efforts. Garmin is committed to reducing greenhouse gas emissions through direct carbon emissions reduction and elimination strategies. Garmin has several locations that utilize renewable electricity, including facilities in Olathe, Kansas. Garmin also has made efforts to reduce waste and increase recycling and composting.

Human Capital

Successful execution of our strategy is dependent on attracting, developing, and retaining key employees and members of our management team. To facilitate talent attraction and retention, we strive to provide opportunities for our employees to grow and develop in their careers, supported by generous compensation and benefits, and through programs that build connections between our employees and their communities.

As of December 31, 2022, the Company had approximately 19,700 full and part-time employees worldwide, of whom approximately 6,600 were in the Americas region, 10,500 were in APAC (Asia Pacific and Australian Continent), and 2,600 were in EMEA (Europe, the Middle East, and Africa). Garmin's vertical integration model enables us to provide a variety of opportunities across many different professions including engineering, human resources, information technology, marketing, sales, and operations. The Company's products are created by its engineering and development staff, which numbered approximately 5,500 people worldwide as of December 31, 2022. Garmin's manufacturing staff, which numbered approximately 8,900 people worldwide as of December 31, 2022, includes manufacturing process engineers who work closely with Garmin's design engineers to ensure manufacturability and manufacturing cost control for its products.

Garmin respects the right of all employees to form and join an association to represent their interests as employees, to organize, and to bargain collectively or individually. We also respect any employee's choice to refrain from joining a union. Except for some of Garmin's employees in Sweden, none of Garmin's employees are represented by a labor union and none of Garmin's North American or Taiwan employees are covered by a collective bargaining agreement. We believe our efforts in managing our workforce have been effective, as evidenced by a strong company culture and positive relations between the Company and our employees.

We offer a range of generous benefits to our employees that enable us to attract and retain leading talent. In addition to salaries, these programs (which vary by country/region) include stock compensation, savings plans, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave, and an Employee Stock Purchase Plan, which provides employees an opportunity to acquire company ownership for a discounted price. We also invest significant resources in our talent development programs to provide employees with the training and education they need to help achieve their career goals, build relevant skills, and lead their organizations. Employee Resource Groups provide opportunities for employees to connect, network, and become involved in community engagement initiatives.

We support local community engagement initiatives where we have a business presence, and we provide opportunities for employees to give back to those communities. One such initiative is through active engagement in Science, Technology, Engineering, and Math ("STEM") community outreach programs. Our strategic aim in these educational programs is to educate and encourage local students to pursue careers in the engineering field, especially students in underrepresented groups, which we believe benefits not only our company but the overall industry.

Item 1A.   Risk Factors

The risks described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition or operating results could be materially adversely affected.

Risks Related to the Company

If we are not successful in the continued development, timely manufacture, and introduction of new products or product categories, overall demand for our products could decrease to the extent that lost sales and profits are not entirely offset.

We expect that a significant portion of our future revenue will continue to be derived from sales of newly introduced products. The market for our products is characterized by rapidly changing technology, evolving industry standards and changes in customer needs. If we fail to introduce new products, or to modify or improve our existing products, in response to changes in technology, industry standards or customer needs, our products could rapidly become less competitive or obsolete. We must continue to make significant investments in research and development in order to continue to develop new products, enhance existing products and achieve market acceptance for such products. However, there can be no assurance that development stage products will be successfully completed or, if developed, will achieve significant customer acceptance.

If we are unable to successfully develop and introduce competitive new products, and enhance our existing products, our future results of operations would be materially adversely affected. Our pursuit of necessary technology may require substantial time and expense. We may need to license new technologies to respond to technological change. These licenses may not be available to us on terms that we can accept or may materially change the gross profits that we are able to obtain on our products. We may not succeed in adapting our products to new technologies as they emerge. Development and manufacturing schedules for technology products are difficult to predict, and there can be no assurance that we will achieve timely initial customer shipments of new products. The timely availability of these products in volume and their acceptance by customers are important to our future success. Any future challenges related to new products, whether due to product development delays, manufacturing delays, supply chain constraints, lack of market acceptance, delays in regulatory approval, or otherwise, could have a material adverse effect on our results of operations.

If we are unable to compete effectively with existing or new competitors, the associated loss of competitive position could result in price reductions, fewer customer orders, reduced margins and loss of market share.

The markets for many of our products and services are highly competitive, and we expect competition to increase in the future. Some of our competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to replicate certain features offered by our products and services or respond more rapidly to emerging technologies or changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products or secure better product positioning with retailers. Increased competition could result in price reductions, fewer customer orders, reduced margins and loss of market share. Our failure to compete successfully against current or future competitors could seriously harm our business, financial condition and results of operations.

Maturation or contraction of the market for wearable devices or categories of these devices could adversely affect our revenue and profits.

We have experienced periods of annual growth in sales and profits in our outdoor and fitness segments, which have benefited from increased sales of wearable devices. However, we have recently experienced declines in sales and profits in our fitness segment. If the overall wearable device market declines, or categories of devices within the wearable device market decline significantly, our business, financial condition or operating results could be materially adversely affected.

We have made and expect to continue making significant investments in the auto OEM operating segment, which will continue to negatively impact total Company profits and may negatively impact shareholder value if the operating segment fails to become profitable.

We have been awarded several tier-one and tier-two auto OEM supplier contracts. To fulfill the associated program commitments, we have invested significantly in facilities, research and development, and other operating expenses and expect to continue doing so. Operating margins associated with these auto OEM programs will negatively impact consolidated operating margin as auto OEM revenue increases as a percentage of consolidated revenue. If we are not successful in winning additional contracts and substantially leveraging our past and future investments, operating losses in the auto OEM segment will continue to negatively impact total Company profits and may negatively impact shareholder value. We may incur substantial restructuring costs if we are unable to generate profits from auto OEM contracts.

We depend on third party suppliers and licensors, some of which are sole source, for technology and components used in our products. Our production and business would be seriously harmed if these suppliers or licensors are not able to meet our demand and alternative sources are not available, or if the costs of components rise.

We are dependent on third party suppliers for various components used in our current products. Some of the components that we procure from third party suppliers include semiconductors and electroluminescent panels, liquid crystal displays, memory chips, batteries and microprocessors. The availability of high-quality components at reasonable cost is essential to the successful production and sale of our products. Some components we use are from sole source suppliers.

We have and may continue to experience shortages of certain components as well as delays in procuring certain components. In addition, a shortage in supply of components may result in an increase of the costs of procuring these components. If suppliers are unable to meet our demand for components on a timely basis or if we are unable to obtain components from an alternative source, or if the price of alternative components is prohibitive, our ability to maintain timely and cost-effective production of our products would be seriously harmed.

Our products are also dependent on certain licensed technology and content. If we are unable to continue sourcing such technology and content from our licensors and are unable to obtain an alternative source, or if our relationships with our licensors change detrimentally, our ability to provide certain features in our products would be seriously harmed.

Public health emergencies or outbreaks of epidemics, pandemics, or contagious diseases have had and will likely continue to have significant impacts on our business.

Widespread public health emergencies or outbreaks of epidemics, pandemics, or contagious diseases, such as the COVID-19 pandemic, have had, and could continue to have, significant impacts on our business. The COVID-19 pandemic continues to evolve, creating disruption and uncertainty around the world, which has resulted in, and we expect will continue to result in, a change in overall demand for certain of our products and other operational impacts. There are unknown factors, such as the duration and severity of the pandemic, evolving variants of the virus that causes COVID-19 and the efficacy of vaccines against those variants, the nature and length of actions taken by governments, businesses and individuals to contain or mitigate its impact, the severity and duration of the economic impact caused by the pandemic, the uncertainty surrounding the distribution and uptake of vaccines, the impact of employees who are unable to work due to quarantine requirements or who decline to adhere to government-mandated vaccination or testing requirements, along with the effectiveness of our response, that may materially impact our business operations, results of operations, and its ultimate impact on our financial condition.

Demand for certain of our products has been, and may continue to be, affected in several ways by COVID-19, or any future pandemic, epidemic or outbreak of any other highly infectious disease. Some consumers and OEM customers have been and may continue to be less able or less likely to purchase certain of our products due to economic hardships, governmental restrictions affecting them and the retail outlets that sell our products, voluntary behavior changes associated with public health guidance, the prioritization of other goods and services by online retailers that sell our products, restrictions on the ability of online retailers to ship products to certain areas, the cancellation of trade shows and other events that are otherwise important in the marketing and sale of our products, and the potential failure and closure of retail outlets and online retailers that sell our products. Certain of our sales and distribution offices have experienced and may again experience temporary closure due to governmental restrictions. Additional or prolonged closures of certain sales and distribution offices could affect our ability to market and distribute products to meet customer demand. The adverse impacts of the pandemic have created economic stress in the global marketplace, periods of high levels of unemployment, loss of income and/or wealth for some individuals, and general economic uncertainty. These conditions have affected and are expected to continue to affect the willingness or ability of some customers to purchase certain of our products or those of original equipment manufacturers in which our products are installed. While we experienced increased demand for certain of our products in prior periods during the COVID-19 pandemic, there has been and may continue to be a decline in demand for certain of our products as people return to pre-pandemic lifestyles.

Our supply chain has been and may continue to be adversely impacted by the COVID-19 pandemic. We have experienced delays in procuring and may continue to be unable to procure certain components from our suppliers, and the cost of procuring certain components has increased and could continue to increase. We have faced logistics constraints and higher freight costs, the scope and severity of which may intensify. Reduced demand for certain of our products has resulted in, and may continue to result in, reduced utilization of certain of our manufacturing facilities and higher per-unit costs for certain products. Certain of our manufacturing facilities have experienced and may in the future experience inopportune temporary closures or reduced hours, which could adversely affect the costs incurred to produce our products and our ability to meet demand.

The COVID-19 pandemic has had and will continue to have several other operational impacts on our business, which has and may continue to include employees working remotely, temporarily ceasing operations in some offices due to government restrictions, business travel restrictions, and the cancellation of events that are otherwise important in the development, marketing and sale of our products. These changes in our business operations may result in reduced efficiency and lower productivity. Similar operational and financial hardships on our business partners may result in aged or uncollectable receivables, and the reduced demand for certain of our products could result in obsolescence of certain inventory. If the economy experiences a sustained downturn of significant proportion that impacts portions of our business, we may also need to incur the costs and organizational impacts of personnel restructuring.

Additional risks and impacts including gross margin fluctuation, foreign currency fluctuations, product development challenges, impacts to our key personnel, and dependencies on third party suppliers, may be heightened as a result of COVID-19, or any future pandemic, epidemic or outbreak of any other highly infectious disease. There are further unknown risks and impacts due to the uncertainty and rapidly evolving nature of a pandemic including, but not limited to, uncertainty around the evolution of the pandemic, the unprecedented imposition of preventative measures by governments that impact the economy and normal operations of a business and the timing and manner of relaxation of those measures. Potential future health emergencies may present risks and impacts similar to the ongoing COVID-19 pandemic. If we are unable to manage these risks and uncertainties, our business, financial condition, and results of operations could be materially impacted.

Our results of operations and financial condition are subject to fluctuations in foreign currency translation.

The movement of foreign currencies relative to the U.S. Dollar affects the U.S. Dollar value of our foreign currency-denominated sales. The weakening of foreign currencies relative to the U.S. Dollar has had and may continue to have a significant adverse effect on our revenue, gross margin, and profitability, or may cause us to raise international pricing, which has reduced and may continue to reduce demand for certain of our products. Conversely, a strengthening of certain foreign currencies relative to the U.S. Dollar would increase product costs and operating expenses denominated in those currencies, which could materially adversely affect profitability. We have not historically used financial instruments to hedge our foreign currency exchange rate risks.

We have experienced significant foreign currency gains and losses due to the strengthening and weakening of the U.S. Dollar relative to certain other currencies. The majority of our consolidated foreign currency gain or loss is typically driven by exchange rate impacts on the significant cash, receivables, and payables held in a currency other than the functional currency at a given legal entity. Such gain or loss will create variations in our earnings per share. However, because there is minimal cash impact caused by such exchange rate variations, management will continue to focus on our operating performance before the impact of foreign currency gains and losses.

We may experience unique economic and political risks associated with companies that operate in Taiwan.

Our principal manufacturing facilities are located in Taiwan. Deterioration of relations between Taiwan and the People's Republic of China, also referred to as the PRC, and other factors affecting the political or economic conditions of Taiwan in the future, could cause disruption to our manufacturing operations and suppliers based in Taiwan which could materially adversely affect our business, financial condition and results of operations and the market price and the liquidity of our shares.

The PRC asserts sovereignty over all of China, including Taiwan, certain other islands, and all of mainland China. The PRC government does not recognize the legitimacy of the Taiwan government. Although significant economic and cultural relations exist between Taiwan and the PRC, the PRC government has indicated that it may use military force to gain control over Taiwan in certain circumstances, such as the declaration of independence by Taiwan. There is also a risk that the PRC government may unilaterally seek to occupy Taiwan, by force if necessary, without a clear triggering event. In this scenario, Garmin's manufacturing facilities and suppliers based in Taiwan could be subject to disruptions that could have a material negative impact to our operations. The United States' relations with Taiwan are governed by the 1979 Taiwan Relations Act, which signifies when the U.S. switched diplomatic recognition from Taiwan to the PRC, referred to as the "one-China" policy. Deviations from the "one-China" policy could lead to adverse changes in China-U.S. and China-Taiwan relations and could materially adversely affect our operations in Taiwan in the future.

Our business and reputation have been and are expected to continue to be impacted by information technology system failures and network disruptions.

The Company and its global supply chain have experienced and are expected to continue to be exposed to information technology system failures and network disruptions including those caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, and ransomware or other cybersecurity incidents.

We have technology and processes in place designed to detect and respond to such failures and disruptions. However, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems, and the nature of other potential incidents change frequently and may be difficult to detect for long periods of time, our detection and response measures may be ineffective or inadequate. Furthermore, even with appropriate training conducted in support of such measures, human errors and omissions may still occur resulting in system failures and/or disruptions to our information technology infrastructure. Therefore, the Company's business continuity and disaster recovery planning, or those of others in our global supply chain, may not be able to sufficiently mitigate all threats.

Such failures or disruptions can materially adversely affect our business, reputation, results of operations, and financial condition through, among other things, a disruption of internal operations, including order processing, invoicing, and manufacturing and distribution of products, and a loss of functionality of critical systems and online services. Actual or anticipated attacks and risks have caused, and are expected to continue to cause, us to incur increasing costs, including costs to deploy additional personnel and protection technologies, to conduct additional employee training, and to engage third party security experts and consultants. Although we maintain cyber insurance coverage that, subject to policy terms and conditions and significant self-insured retentions, is designed to address certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise.

Losses or unauthorized access to or releases of proprietary or confidential information, including personal information, could result in significant reputational, financial, legal, and operational consequences.

We have experienced, and are expected to continue to experience, malicious attacks and other attempts to gain unauthorized access to our systems that seek to compromise the confidentiality, integrity or availability of proprietary and confidential information. A breach of our security systems and procedures or those of others in our global supply chain could result in significant data losses or theft of our intellectual property, confidential and proprietary information, or that of our business partners, as well as our users' or employees' personal information, which could compromise our competitive position, reputation, operating results, and financial condition. Also, if we fail to reasonably maintain the security of our intellectual property, confidential and proprietary information, or that of our business partners, or the personal information of our users or employees, we may be subject to private litigation, government investigations, regulatory proceedings, enforcement actions, and cause us to incur potentially significant liability, damages, or remediation costs. Although we maintain cyber insurance coverage that, subject to policy terms and conditions and significant self-insured retentions, is designed to address certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise.

Our business would suffer if we are not able to hire and retain sufficient qualified personnel or if we lose our key personnel.

Our future success depends significantly on the continued contribution of our key executive, engineering, sales, marketing, manufacturing, and administrative personnel. Recruiting and retaining the skilled personnel we require to maintain and grow our market position has been and is expected to continue to be difficult. The overall shortage in qualified workforce personnel combined with the increased willingness of companies to hire such personnel in fully remote positions has increased, and in the future may continue to increase our compensation costs in order for us to retain such personnel. If we fail to hire and retain qualified employees, our business and growth prospects will be harmed.

We currently do not have employment agreements with any of our key executive officers. Swiss law prohibits us from paying certain severance payments to our senior executive officers, which may impair our ability to recruit for these positions. We do not have key person life insurance on any of our key executive officers and do not currently intend to obtain such insurance. The loss of the services of any of our senior level management, or other key employees, could harm our business.

If we do not correctly anticipate demand for our products, we may not be able to secure sufficient quantities or cost-effective production of our products or we could have costly excess production or inventories.

The demand for our products depends on many factors and may be difficult to forecast due to our increasingly diverse product portfolio, intensifying competition in the markets for our products, and the maturing of markets for some of our products. Significant unanticipated fluctuations in demand have caused and could in the future cause the following challenges to our operations:

- If demand increases beyond what we forecast, we would have to rapidly increase production. We would depend on suppliers to provide additional volumes of components and those suppliers might not be able to increase production rapidly enough, due to supply chain issues or other constraints, to meet unexpected demand.
- Rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and supply of components, higher freight costs associated with urgent distribution of the products, and other expenses. These higher costs could lower our profit margins. Further, if production is increased rapidly, manufacturing quality could decline, which may also lower our margins and reduce customer satisfaction.
- If forecasted demand does not develop, we could have excess inventories of finished products and components, which would use cash and could lead to write-offs of some or all of the excess inventories. Lower than forecasted demand could also result in excess manufacturing capacity or reduced manufacturing efficiencies at our facilities, which could result in lower margins.

Changes in applicable tax laws or resolutions of tax disputes could result in adverse tax consequences to the Company.

Our tax positions could be adversely impacted by changes to tax laws, tax treaties, or tax regulations or the interpretation or enforcement thereof by any tax authority in which we file income tax returns, particularly in the U.S., Switzerland, Taiwan, and United Kingdom (U.K.). We cannot predict the outcome of any specific legislative proposals.

Global taxing standards continue to evolve as a result of the Organization for Economic Co-Operation and Development (OECD) recommendations aimed at preventing perceived base erosion and profit shifting (BEPS) by multinational corporations. While these recommendations do not change tax law, the countries where we operate may implement legislation or take unilateral actions which may result in adverse effects to our income tax provision and financial statements. Partially to respond to changes to global tax standards, we initiated an intercompany transaction in 2020 which migrates ownership of certain intellectual property from Switzerland to the United States, which is the primary location of research, development and executive management. At the end of this migration, a higher percentage of income will be recognized in the U.S. Due to the subjectivity inherent in transfer pricing associated with this intercompany transaction, we are pursuing an advanced pricing agreement with relevant jurisdictions to provide certainty regarding the pricing. However, we are unable to predict the outcome of the final advanced pricing agreement and related negotiations, which could have a material adverse impact on our income tax provision, net income and cash flows for periods during negotiation and upon finalization.

In 2021, the OECD continued work on the BEPS project by issuing a statement regarding a two-pillar solution which includes within "Pillar Two" a global minimum tax. Numerous countries have signed onto the OECD statement including Switzerland, the U.S. and the U.K. Recently, Switzerland's Federal Council proposed legislation which would implement a minimum tax of 15% in 2024. Neither the OECD statement nor proposed legislation changes actual tax law, but these actions may lead to legislation in those countries in which we operate. The passage of a minimum tax may result in an increase in the tax paid by the Company which could have a material adverse impact on our income tax provision and financial statements.

Significant judgment is required in determining our global provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain, most notably in the area of transfer pricing. We are regularly under audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our income tax provision, net income, or cash flows in the period or periods for which that determination is made.

Changes to trade regulations, including trade restrictions, sanctions, or tariffs, could significantly harm our results of operations.

Trade and other international disputes can result in tariffs, sanctions, and other measures that restrict international trade and can adversely affect our business. For example, tensions between the U.S. and the PRC have led to a series of tariffs being imposed by the U.S. on imports from the PRC. Many other countries have considered or imposed similar measures. The imposition of additional governmental controls or regulations that create new or enhanced restrictions on free trade, trade sanctions, or tariffs, particularly those applicable to materials or goods from the PRC, could have a substantial adverse effect on our business, results of operations, and financial condition.

Economic, regulatory, and political conditions and uncertainty could adversely affect our revenue and profits.

Our revenue and profits depend significantly on general economic conditions and the demand for products in the markets in which we compete. We have operations outside the United States that make up a significant portion of our total revenue, which can present challenges depending on economic and geopolitical conditions on both a global and regional scale. Economic weakness or constrained consumer and business spending has resulted in periods of decreased revenue in the past, and could in the future result in decreased revenue and problems with our ability to manage inventory levels and collect customer receivables. In addition, financial difficulties experienced by our retailers and OEM customers have resulted, and could result in the future, in significant bad debt write-offs and additions to reserves in our receivables and could have an adverse effect on our results of operations.

Gross margins for our products may fluctuate or erode.

Gross margins in some of our segments are volatile and could decline in the future due to competitive price reductions that are not fully offset by material cost reductions. In addition, our overall gross margin may fluctuate from period to period due to a number of other factors, including product mix, foreign exchange rates, freight and component costs, manufacturing facility utilization, and unit volumes. In particular, the average selling prices of a specific product tend to decrease over that product's life. To offset such decreases, we intend to rely primarily on component cost reduction, obtaining yield improvements and corresponding cost reductions in the manufacturing of existing products and on introducing new products that incorporate advanced features and therefore can be sold at higher average selling prices. However, there can be no assurance that we will be able to obtain any such yield improvements or cost reductions or introduce any such new products in the future. To the extent that such cost reductions and new product introductions do not occur in a timely manner or our products do not achieve market acceptance, our business, financial condition and results of operations could be materially adversely affected.

Our intellectual property rights are important to our operations, and we could suffer loss if they infringe upon others' rights or are infringed upon by others.

We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. To this end, we hold rights to a number of patents and registered trademarks and regularly file applications to attempt to protect our rights in new technology and trademarks. However, there is no guarantee that our patent applications will become issued patents, or that our trademark applications will become registered trademarks. In addition, effective copyright, patent and trade secret protection may be unavailable, limited or not applied for in certain countries. Moreover, even if approved, our patents or trademarks may thereafter be successfully challenged by others or otherwise become invalidated for a variety of reasons. Thus, any patents or trademarks we currently have or may later acquire may not provide us a significant competitive advantage.

The value of our products relies substantially on our technical innovation in fields in which there are many patent filings. Third parties have claimed and may in the future claim that we or our customers (some of whom are indemnified by us) are infringing their intellectual property rights. For example, individuals and groups have purchased and may in future purchase intellectual property assets for the purpose of asserting claims of infringement and attempting to extract settlements from us or our customers. The number of these claims has increased in recent years and may continue to increase in the future. Such claims could have a material adverse effect on our business and financial condition. From time to time we receive letters alleging infringement of patents, trademarks or other intellectual property rights and we have been, and currently are, a defendant in lawsuits alleging patent infringement. Litigation concerning patents or other intellectual property is costly and time consuming and at the present time cost-effective insurance is not available. We may seek licenses from such parties, but they could refuse to grant us a license or demand commercially unreasonable terms. Such infringement claims could also cause us to incur substantial liabilities and to suspend or permanently cease the use of critical technologies or processes or the production or sale of major products.

Our products and services may be affected by design and manufacturing defects that could materially adversely affect our business, financial condition, and results of operations.

Our products and services, or those of our OEM customers in which our products are installed, could be affected by design and manufacturing defects. There can be no assurance we will be able to detect and fix all issues and defects in our products and services, and may have limited ability to respond to those impacting our OEM customers. Failure to do so can result in recalls, product replacements or modifications, reputational harm, and significant warranty and other expenses, which could have a material adverse impact on our business, financial condition and results of operations.

If our products malfunction or contain errors or defects, we could also be subject to significant liability for personal injury and property damage and, under certain circumstances, could be subject to a judgment for punitive damages. We maintain insurance against accident-related risks involving our products. However, there can be no assurance that such insurance would be sufficient to cover the cost of litigation or damages to others or that such insurance will continue to be available at commercially reasonable rates. In addition, insurance coverage may not cover awards of punitive damages and may not cover the cost of associated legal fees and defense costs, which could result in lower margins. If we are unable to maintain sufficient insurance to cover product liability costs or if our insurance coverage does not cover the award, this could have a material adverse impact on our business, financial condition and results of operations.

We have claims and lawsuits against us that may result in adverse outcomes.

We are subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. Litigation and other claims are subject to inherent uncertainties and the outcomes can be difficult to predict. Management may not adequately reserve for a contingent liability, or we may suffer unforeseen liabilities, which could then impact the results of a financial period. A material adverse impact on our consolidated financial statements could occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable and could harm our results of operations and financial condition.

Our products may contain undetected security vulnerabilities, which could result in damage to our reputation, lost revenue, diverted development resources and increased warranty claims, and litigation.

Undiscovered vulnerabilities in our products could expose them to hackers or other unscrupulous third parties who develop and deploy viruses and other malicious software programs that could attack our products. Actual or perceived security vulnerabilities in our products could harm our reputation and lead some customers to return products, to reduce or delay future purchases, or use competing products.

As a business that operates worldwide, we are subject to complex and changing global laws and regulations, which exposes the Company to potential liabilities, increased costs and other adverse effects on our business.

Our global operations are subject to complex and changing laws and regulations, including those in the following areas: telecommunications; environmental, health and safety; labor and employment; antitrust; data privacy and security; consumer protection; product liability; anticorruption; import, export and trade; foreign exchange controls; anti–money laundering; and tax.

Compliance with these laws and regulations is onerous and expensive, increasing the cost of conducting our global operations. We have implemented policies and procedures designed to ensure compliance with applicable global laws and regulations, but there can be no assurance that at all times we will be in compliance with all global regulations given their multitude, complexity and ever-changing nature. If we are found to have violated laws and regulations, it could materially adversely affect our business, reputation, results of operations and financial condition.

Our business is subject to a variety of United States and international laws, regulations and other legal obligations regarding data protection.

We collect, store, process, and use personal information and other user data. Our users' personal information may include, among other information, names, addresses, phone numbers, email addresses, payment account information, height, weight, age, gender, heart rates, sleeping patterns, GPS-based location, and activity patterns.

Regulatory authorities and legislative bodies around the world, including in the United States, have enacted or are considering enacting a number of legislative and regulatory proposals concerning data protection. These laws continue to develop and may be inconsistent from jurisdiction to jurisdiction. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Noncompliance could result in significant penalties, governmental investigations and regulatory proceedings, litigation, harm to our brand, and a decrease in the use of our products and services. Many of these laws provide for significant penalties. Under the General Data Protection Regulation in the European Union, for example, potential penalties can be as high as 4% of a company's total global revenue.

Some of our products are subject to governmental regulation or certification. Failure to obtain required certifications of our products on a timely basis, either due to government shutdown or other delays in the certification process, could harm our business.

Federal Aviation Administration (FAA) certification is required for all of our aviation products that are intended for installation in type-certificated aircraft. To the extent required, certification is an expensive and time-consuming process that requires significant focus and resources. An inability to obtain, or excessive delay in obtaining, such certifications could have an adverse effect on our ability to introduce new products and, for certain aviation OEM products, our customers' ability to sell airplanes. Delays in our obtaining certification for our aviation products have resulted and may in the future result in our being required to pay compensation to our customers. Additionally, failure of the United States Congress to appropriate funds for FAA operations that results in a shutdown of FAA operations or furloughing of FAA employees, due to partial or complete government shutdowns or otherwise, could result in delays in the required FAA certification of our avionics products and in the production, sale and registration of aircraft that use our avionics products. Therefore, such inabilities or delays could have a material adverse effect on our business and financial results. In addition, we cannot assure that our certified products will not be decertified. Any such decertification could have an adverse effect on our operating results.

In addition, in accordance with FCC rules and regulations, wireless transceiver products are required to be certified by the FCC in the United States and comparable authorities in foreign countries where they are sold. Garmin's products sold in Europe are required to comply with relevant directives of the European Commission. A delay in receiving required certifications for new products, or enhancements to Garmin's products, or losing certification for Garmin's existing products could adversely affect our business.

Changes in our United States federal income tax classification, or that of our subsidiaries, could result in adverse tax consequences to our 10% or greater U.S. shareholders.

The United States Tax Cuts and Jobs Act (the "2017 Act") signed on December 22, 2017 may have changed the consequences to U.S. shareholders that own, or are considered to own, as a result of the attribution rules, ten percent or more of the voting power or value of the stock of a non-U.S. corporation (a 10% U.S. shareholder) under the U.S. federal income tax law applicable to owners of U.S. controlled foreign corporations ("CFCs").

The 2017 Act repealed Internal Revenue Code Section 958(b)(4), which, unless clarified in future regulations or other guidance, may result in classification of certain of the Company's foreign subsidiaries as CFCs with respect to any single 10% U.S. shareholder. This may be the result without regard to whether 10% U.S. shareholders together own, directly or indirectly, more than fifty percent of the voting power or value of the Company as was the case under prior rules.

Additional tax consequences to 10% U.S. shareholders of a CFC may result from other provisions of the 2017 Act. For example, the 2017 Act added Section 951A which requires a 10% U.S. shareholder of a CFC to include in income its pro-rata share of the global intangible low-taxed income (GILTI) of the CFC. The 2017 Act also eliminated the requirement in Section 951(a) necessitating that a foreign corporation be considered a CFC for an uninterrupted period of at least 30 days in order for a 10% U.S. shareholder to have a current income inclusion.

From time to time, the Company may elect to employ antidilutive measures such as a stock buyback program. These measures could inadvertently create additional 10% U.S. shareholders and thus trigger adverse tax consequences for those shareholders as described above. We urge shareholders to consult their individual tax advisers for advice regarding the 2017 Act revisions to the U.S. federal income tax law applicable to owners of CFCs given the current uncertainty regarding their scope of applicability.

Natural disasters, catastrophic events, or climate change and associated requirements and pressures could affect our financial results.

Natural disasters and extreme weather events, such as tsunamis, typhoons, floods, wildfires, or earthquakes, could occur in a region where we have a manufacturing or warehousing facility which would cause disruptions in our business operations or loss of inventory. Global climate change could also result in certain types of natural disasters occurring more frequently or with more intense effects. For descriptions and locations of our principal properties, see Item 2, "Properties". These events could also have an impact on our suppliers and affect our supply chain or our customers and affect the demand for our products. If our backup and recovery plans are not sufficient to minimize business disruption and if our insurance is not sufficient to recover the costs associated with these types of events, our financial results could be adversely affected.

Climate change can also pose a risk to our business due to related regulatory and legislative measures, requirements of our OEM customers or other strategic partners, and evolving societal pressures, including pressures to reduce the carbon footprint of aviation. The U.S. Environmental Protection Agency regulates greenhouse gas emissions under the authority granted to it under the Clean Air Act. U.S. Congress, in addition to other regulatory authorities and legislative bodies around the world, could pass further legislation to mandate greenhouse gas emission reduction, implement cap-and-trade programs, or promote renewable energy and energy efficiency. Such measures could influence mobility and transportation trends, which could decrease the demand for certain of our products.

If climate change has impacts on natural disasters, the regulatory environment, or societal pressures as discussed above, it could result in a change in demand for certain products in markets that we serve, including auto, aviation, and marine. If we fail to adjust our product and service offerings to respond to new opportunities driven by changes in regulation and/or consumer preferences, it could have an adverse effect on our financial results.

Because it is uncertain what laws and regulations will be enacted, we cannot predict the potential impact of such laws and regulations on our future consolidated financial condition, results of operations or cash flows.

Our quarterly operating results are subject to fluctuations and seasonality.

Our operating results are difficult to predict. Our future quarterly operating results may fluctuate significantly. If such operating results decline, the price of our stock could decline. As we have expanded our operations, our operating expenses, particularly our research and development and information technology costs, have increased as a percentage of our sales in some periods. If revenues decrease and we continue to increase operating expenses, our operating results would be negatively affected.

Historically, our revenues have been lower in the first quarter of each fiscal year as many of our devices are highly consumer-oriented, and consumer buying is traditionally lower in this quarter. However, this can fluctuate based on the timing of new product launches. Sales of certain of our fitness, outdoor, marine, and auto products tend to be higher in our second fiscal quarter due to increased consumer spending for such products in the spring season. Sales of many of our consumer products also have been higher in our fourth fiscal quarter due to increased consumer spending patterns on electronic devices during the holiday season.

We rely on independent dealers and distributors to sell our products, and disruption to these channels would harm our business.

Because we sell many of our products to independent dealers and distributors, we are subject to many risks, including risks related to their inventory levels and support for our products. In particular, our dealers and distributors maintain significant levels of our products in their inventories. If dealers and distributors attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted.

Many of our dealers and distributors also sell products offered by our competitors. If our competitors offer our dealers and distributors more favorable terms, those dealers and distributors may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. If we are unable to maintain successful relationships with dealers and distributors or to expand our distribution channels, our business will suffer.

Our large customers may also seek to leverage their position to improve their profitability through increased promotional programs or other measures, which could have a negative impact on our gross margin. Additionally, the loss of any large customer could adversely affect our sales and profits. See Note 1 in the Notes to the Consolidated Financial Statements for more information on concentration of credit risk.

We may pursue strategic acquisitions, investments, strategic partnerships or other ventures, and our business could be materially harmed if we fail to successfully identify, evaluate, complete, and integrate such transactions.

We continually evaluate acquisition opportunities and opportunities to make investments in complementary businesses, technologies, services or products, or to enter into strategic partnerships with parties who can provide access to those assets, additional product or services offerings, additional distribution or marketing synergies or additional industry expertise. We may not be able to identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates in the future, we may not be able to complete those transactions on commercially favorable terms, or at all.

Any past or future acquisition could also result in difficulties assimilating acquired employees, operations, and products and diversion of capital and management's attention away from other business issues and opportunities. Integration of acquired companies may result in problems related to integration of technology and inexperienced management teams. Due diligence performed prior to closing acquisitions may not uncover certain risks or liabilities that could materially impact our business and financial results. In addition, the key personnel of the acquired company may decide not to work for us. We may not successfully integrate business, operational, and financial activities such as internal controls, Sarbanes-Oxley Act of 2002 compliance, cyber security measures, the GDPR and other corporate governance and regulatory matters, operations, personnel or products related to acquisitions we may make in the future. If we fail to successfully integrate such transactions, our business could be materially harmed.

Many of our products rely on the Global Positioning System and other Global Satellite Navigation Systems (GNSS).

The Global Positioning System (GPS) is a satellite-based navigation and positioning system consisting of a constellation of orbiting satellites. The satellites and their ground control and monitoring stations are maintained and operated by the United States Department of Defense. The Department of Defense does not currently charge users for access to the satellite signals. These satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. GPS satellites have a limited lifespan and are subject to damage by the hostile space environment in which they operate. The U.S. Space Force and Missile Systems Center continue to launch new satellites to replace retired and aged satellites.

Despite ongoing efforts to repair, maintain and replace non-operational satellites, if a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites may impair the current utility of GPS and the growth of current and additional market opportunities. Furthermore, as GPS satellites and ground control segment facilities are being modernized, software updates can cause problems. We depend on public access to open technical specifications in advance of GPS updates.

GPS is operated by the U.S. Government, which is committed to maintenance and improvement of GPS; however, if the policy were to change, and commercial access to GPS was no longer supported by the U.S. Government, or if user fees were imposed, it could have a material adverse effect on our business, results of operations, and financial condition.

Some of our products also use signals from Satellite Based Augmentation Systems (SBAS) that augment GPS, such as the U.S. Wide Area Augmentation System (WAAS), Japanese MTSAT-based Satellite Augmentation System (MSAS) and Quasi-Zenith Satellite System (QZSS), and European Geostationary Navigation Overlay Service (EGNOS). Any curtailment of SBAS operating capability could result in decreased user capability for many of our aviation products, thereby impacting our markets.

Some of our products also use satellite signals from Russia's GLONASS, the European Union Galileo system, and the Chinese BDS. National or European authorities may provide preferential access to signals to companies associated with their markets, including our competitors, which could harm our competitive position. Use of non-U.S. GNSS signals may also be subject to FCC waiver requirements and to restrictions based upon international trade or geopolitical considerations. If we are unable to develop timely and competitive commercial products using these systems, or obtain timely and equal access to service signals, it could result in lost revenue.

Our business is subject to disruptions and uncertainties caused by geopolitical instability, war or terrorism.

Acts of war or acts of terrorism could have a material adverse impact on our business, operating results, and financial condition. Specifically, the threat of terrorism and war and heightened security and military response to this threat, or any future acts of terrorism, may cause a redeployment of the satellites used in GPS or interruptions of the system. To the extent that such interruptions have an effect on sales of our products, this could have a material adverse effect on our business, results of operations, and financial condition.

A shut down of airspace or imposition of restrictions on general aviation would harm our business. The shutdown of airspace could cause reduced sales of our general aviation products and delays in the shipment of our products manufactured in our Taiwan manufacturing facilities to our global distribution facilities, thereby adversely affecting our ability to supply new and existing products to our dealers and distributors.

We are dependent on the availability and unimpaired use of allocated bands within the radio frequency spectrum; our products may be subject to harmful interference from new or modified spectrum uses.

Our Global Positioning System technology is dependent on the use of the Standard Positioning Service (SPS) provided by the U.S. Government's GPS satellites. GPS operates in radio frequency bands that are globally allocated for radio navigation satellite services. International allocations of radio frequency are made by the International Telecommunications Union (ITU), a specialized technical agency of the United Nations. These allocations are further governed by radio regulations that have treaty status and which may be subject to modification every two to three years by the World Radio Communication Conference. Each country also has regulatory authority on how each band is used. In the United States, the FCC and the National Telecommunications and Information Administration (NTIA) share responsibility for radio frequency allocations and spectrum usage regulations.

Our radar altimeter products for aircraft operate in a radio frequency band just above the C-band that has been allocated for 5G mobile wireless systems. There is a risk that 5G telecommunication systems operating in the vicinity of airports could cause harmful interference to radar altimeters resulting in inaccurate altimeter readings or complete altimeter failure.

This or any other ITU or national reallocation of radio frequency spectrum, including frequency band segmentation or sharing of spectrum, or other modifications of the permitted uses of relevant frequency bands, may materially and adversely affect the utility and reliability of our products and could have significant negative impacts on our business and our customers.

Risks Relating to Our Shares

The volatility of our stock price could adversely affect investment in our common shares.

The market price of our shares has been, and may continue to be, highly volatile. During 2022, the closing price of our shares ranged from a low of $78.47 to a high of $136.71. A variety of factors could cause the price of our shares to fluctuate, perhaps substantially, including:

- new products or product enhancements by us or our competitors;
- general conditions in the worldwide economy, including fluctuations in interest rates and global currency exchange rates;
- announcements of technological innovations;
- product obsolescence and our ability to manage product transitions;
- developments in our relationships with our customers and suppliers;
- the availability, pricing and timeliness of delivery of components, such as flash memory and liquid crystal displays, used in our products;
- quarterly fluctuations in our actual or anticipated operating results;
- changes in applicable tax laws and tax rates;
- developments in patents or other intellectual property rights and litigation;
- announcements and rumors of developments related to our business, our competitors, our suppliers or the markets in which we compete;
- research reports or opinions issued by securities analysts or brokerage houses related to Garmin, our competitors, our suppliers or our customers;
- any significant acts of terrorism against the United States, Taiwan or significant markets where we sell our products; and
- other factors as discussed in the previously listed risks.

In addition, in recent years the stock market in general and the markets for shares of technology companies in particular, have experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Any such fluctuations in the future could adversely affect the market price of our common shares.

Our officers and directors exert substantial influence over us.

As of January 24, 2023, members of our Board of Directors and our executive officers, together with their respective immediate family members and entities that may be deemed affiliates of or related to such persons or entities, beneficially owned approximately 20% of our outstanding shares. Accordingly, these shareholders may be able to determine the outcome of corporate actions requiring shareholder approval, such as mergers and acquisitions and shareholder proposals. This level of ownership may have a significant effect in delaying, deferring, or preventing a change in control of Garmin and may adversely affect the voting and other rights of other holders of our common shares.

The rights of our shareholders are governed by Swiss law.

The rights of our shareholders are governed by Swiss law and Garmin Ltd.'s articles of association. The rights of shareholders under Swiss law differ from the rights of shareholders of companies incorporated in other jurisdictions. For example, Swiss law allows our shareholders acting at a shareholders' meeting to authorize share capital that can be issued by the board of directors without approval of a shareholders' meeting, but this authorization is limited to 50% of the existing registered share capital and must be renewed at a shareholders' meeting at least every two years for it to continue to be available. Additionally, subject to specified exceptions, including the exceptions described in our articles of association, Swiss law grants preemptive rights to existing shareholders to subscribe for new issuances of shares and other securities. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. Swiss law also reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, Swiss law provides that dividends and other distributions must be approved by shareholders at the general meeting of shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided substantial benefits to our shareholders.

We have limited capital reserves from which to make distributions without subjecting our shareholders to Switzerland withholding tax.

As of December 31, 2022, we had CHF 4,279 million of unappropriated capital contribution reserves available from which the Company may make dividend payments. At the time this reserve balance has been returned to shareholders, a Swiss federal withholding tax of 35% will generally be applicable to dividends paid.

When the capital contribution reserves are fully utilized, the Swiss federal withholding tax must be withheld from the gross dividend distribution and paid to the Swiss federal Tax Administration. A holder that qualifies for benefits under a double tax treaty may be able to recover partial withholding tax. For example, a U.S holder that qualifies for benefits under the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income may apply for a refund of the tax withheld in excess of the 15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders with at least 10% participation in our voting stock, or for a full refund in case of qualified pension funds). However, there can be no assurance that our shareholders will approve a dividend out of capital contribution reserves, or that Swiss withholding rules will not be changed in the future or that a change in Swiss law will not adversely affect us or our shareholders, in particular as a result of distributions out of capital contribution reserves becoming subject to additional corporate law or other restrictions. If we are unable to pay a dividend out of capital contribution reserves, we will not be able to make distributions without subjecting our shareholders to Swiss withholding taxes.

There is uncertainty as to our shareholders' ability to enforce certain foreign civil liabilities in Switzerland and Taiwan.

We are a Swiss company and a substantial portion of our assets are located outside the United States, particularly in Taiwan. As a result, it may be difficult to effect service of process within the United States upon us. In addition, there is uncertainty as to whether the courts of Switzerland or Taiwan would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Switzerland or Taiwan against us predicated upon the securities laws of the United States or any state thereof.

Item 1B.   Unresolved Staff Comments

None.

Item 2.   Properties

Garmin and its subsidiaries own a majority of their principal properties and lease certain other properties. Depending on location, the properties could be used for manufacturing, warehousing, research and development, office space, or a combination of activities. Garmin's principal properties are described below:

Garmin International, Inc. owns and occupies facilities of approximately 1,990,000 square feet on approximately 107 acres at 1200 East 151st Street, Olathe, Kansas, U.S. where the majority of product design and development work is conducted, the majority of aviation panel-mount products are manufactured, and products are warehoused and supported for North, Central and South America. The 1,990,000 square feet includes a 775,000 square foot manufacturing and distribution center. In connection with the bond financings for the facility in Olathe and the expansions of that facility, the City of Olathe holds the legal title to the Olathe facilities, which are leased to Garmin's subsidiaries by the City. Upon the payment in full of the outstanding bonds, the City of Olathe is obligated to transfer title to Garmin's subsidiaries for a nominal sum. Garmin International, Inc. has purchased all the outstanding bonds and expects to continue to hold the bonds until maturity in order to benefit from property tax abatement.

Garmin International, Inc. leases 148,000 square feet of land at New Century Airport at 1 New Century Pkwy, Gardner, Kansas, U.S. under a ground lease and occupies two aircraft hangars on this land, one of which is owned (47,000 square feet) and the other leased (53,000 square feet). Both properties serve as flight test and certification facilities that are used in development and certification of aviation products.

Garmin International, Inc. also owns approximately 367 acres of additional land in Olathe, Kansas that could accommodate future property development.

Garmin AT, Inc. leases approximately 18 acres of land at 2345 Turner Road SE, Salem, Oregon, U.S. under a ground lease. The current term of this ground lease ends in 2030, but Garmin AT, Inc. has the option to extend the ground lease until 2050. Garmin AT, Inc. owns and occupies a 115,000 square foot facility for office and manufacturing use and a 33,000 square foot aircraft hangar that serves as a flight test and certification facility on this land. Garmin AT, Inc. also owns and occupies an additional 66,000 square foot facility on the same property for customer support and research and development activities.

Garmin Corporation owns and occupies a 247,000 square foot facility at No. 68, Zhangshu 2nd Road, Xizhi Dist., New Taipei City, Taiwan, a 185,000 square foot facility at No.97, Sec. 1, Xintai 5th Rd., Xizhi Dist., New Taipei City, Taiwan, a 224,000 square foot facility at No. 24 Beiyuan Road, Jhongli, Tao-Yang County, Taiwan, a 576,000 square foot facility at No. 270 Huaya 2nd Road, LinKou, Tao-Yang County, Taiwan, and a 615,000 square foot facility at No. 3, Titanggang Rd., Xinshi Dist., Tainan City, Taiwan. Garmin China YangZhou Co., Ltd. leases a 204,000 square foot manufacturing facility at No. 122, Jinshan Road, Bali Town, Yangzhou, Jiangsu, People's Republic of China. These facilities are used for the manufacturing and warehousing of most of Garmin's fitness, outdoor, marine, and consumer auto products, as well as portable aviation products. These facilities are also used for research and development activities and marketing and support of products for Asia Pacific countries.

Garmin (Europe) Ltd. owns and occupies a 155,000 square foot building located at Liberty House, Hounsdown Business Park, Southampton, U.K., and leases a 100,000 square foot facility at 4 Parham Dr, Boyatt Wood, Eastleigh, U.K., both used for warehousing, distribution, and office space.

Tacx B.V. owns and occupies a 291,000 square foot facility located at De Boeg 2, 2343 MA Oegstgeest, Netherlands. This facility is used for design and development, manufacturing, and warehousing of indoor training products.

Garmin Wroclaw sp. z o.o leases a 319,000 square foot facility located at Ul. Ryszarda Chomicza 2, 55-040 Biskupice Podgórne, Poland. This facility is used for the manufacturing of certain auto OEM products, as well as distribution of other Garmin products in the region.

Garmin also owns and leases other properties around the world that are not described above and are used for office space, warehousing, and retail.

Item 3.   Legal Proceedings

In the normal course of business, the Company and its subsidiaries are parties to various legal claims, actions, and complaints, including matters involving patent infringement, other intellectual property, product liability, customer claims and various other risks. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters, or if not, what the impact might be. However, the Company's management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company's results of operations, financial position or cash flows.

The Company settled or resolved certain matters during the fiscal year ended December 31, 2022 that did not individually or in the aggregate have a material impact on the Company's financial condition or results of operations.

Item 4.   Mine Safety Disclosure

None.

Information about our Executive Officers

Pursuant to General Instruction G(3) of Form 10-K and instruction 3 to paragraph (b) of Item 401 of Regulation S-K, the following list is included as an unnumbered Item in Part I of this Annual Report on Form 10-K in lieu of being included in the Company's Definitive Proxy Statement in connection with its annual meeting of shareholders scheduled for June 9, 2023.

Dr. Min H. Kao, age 74, has served as Executive Chairman of Garmin Ltd. since January 2013 and was previously Chairman of Garmin Ltd. from August 2004 to December 2012 and Co-Chairman of Garmin Ltd. from August 2000 to August 2004. He served as Chief Executive Officer of Garmin Ltd. from August 2002 to December 2012 and previously served as Co-Chief Executive Officer from August 2000 to August 2002. Dr. Kao served as a director and officer of various subsidiaries of the Company from August 1990 until January 2013. Dr. Kao holds Ph.D. and MS degrees in Electrical Engineering from the University of Tennessee and a BS degree in Electrical Engineering from National Taiwan University.

Clifton A. Pemble, age 57, has served as a director of Garmin Ltd. since August 2004. He has served as President and Chief Executive Officer of Garmin Ltd. since January 2013. Previously, he served as President and Chief Operating Officer of Garmin Ltd. from October 2007 to December 2012. Previously, he was Vice President, Engineering of Garmin International, Inc. from 2005 to October 2007, Director of Engineering of Garmin International, Inc. from 2003 to 2005, Software Engineering Manager of Garmin International, Inc. from 1995 to 2002, and a Software Engineer with Garmin International, Inc. from 1989 to 1995. Mr. Pemble has served as a director and officer of various Garmin subsidiaries since August 2003. Mr. Pemble holds BA degrees in Mathematics and Computer Science from MidAmerica Nazarene University.

Douglas G. Boessen, age 60, has served as Chief Financial Officer and Treasurer of Garmin Ltd. since July 2014. He previously served as Chief Financial Officer of EiKO Global, LLC from September 2013 to May 2014, as well as Collective Brands, Inc. from November 1997 to November 2012. Mr. Boessen has served as a director and officer of various Garmin subsidiaries since July 2014. Mr. Boessen is a certified public accountant and holds a BS degree in Business from the University of Central Missouri and is a graduate of the executive development program at Northwestern University's Kellogg Graduate School of Management.

Andrew R. Etkind, age 67, has served as Vice President, General Counsel and Secretary of Garmin Ltd. since June 2009. He was previously General Counsel and Secretary of Garmin Ltd. from August 2000 to June 2009. He has been Vice President and General Counsel of Garmin International, Inc. since July 2007, General Counsel since February 1998, and Secretary since October 1998. Mr. Etkind has served as a director and officer of various Garmin subsidiaries since December 2001. Mr. Etkind holds BA, MA and LLM degrees from Cambridge University, England and a JD degree from the University of Michigan Law School.

All executive officers are elected by and serve at the discretion of the Company's Board of Directors. None of the executive officers have an employment agreement with the Company. There are no arrangements or understandings between the executive officers and any other person pursuant to which he or she was or is to be selected as an officer. There is no family relationship among any of the executive officers.

Item 5. Market for the Company's Common Shares, Related Shareholder Matters and Issuer Purchases of Equity Securities

Since December 7, 2021, Garmin's shares have traded on the New York Stock Exchange under the symbol "GRMN". Prior to December 7, 2021, Garmin's share were traded on The Nasdaq Stock Market, LLC under the symbol "GRMN" since its initial public offering on December 8, 2000 (the "IPO"). As of January 31, 2023, there were 288 shareholders of record.

We refer you to Item 12 of this report under the caption "Equity Compensation Plan Information" for certain equity plan information required to be disclosed by Item 201(d) of Regulation S-K.

Issuer Purchases of Equity Securities

Share repurchase activity during the 14-week period ended December 31, 2022, summarized on a trade-date basis, was as follows (in thousands, except per share amounts):

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share [2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Program
September 25, 2022 - October 22, 2022	516	$ 81.61	516	$ 144,161
October 23, 2022 - November 19, 2022	161	$ 88.18	161	$ 129,992
November 20, 2022 - December 31, 2022	395	$ 92.30	395	$ 93,477
Total	**1,072**		**1,072**	

[1] The Board of Directors approved a share repurchase program on April 22, 2022 (the "Program"), authorizing the Company to purchase up to $300 million of its common shares as determined by management at its discretion. Share repurchases may be made in the open market or in privately negotiated transactions, including under plans complying with the provisions of Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The timing and volume of share repurchases are subject to market conditions, business conditions and applicable laws, and are at management's discretion. The Program does not require the purchase of any minimum number of shares and may be suspended or discontinued at any time. The share repurchase authorization expires on December 29, 2023. See Note 8 in Part II, Item 8 of this Annual Report for additional information related to share repurchases.

[2] Average price paid per share includes costs associated with the repurchases.

Stock Performance Graph

This performance graph shall not be deemed "filed" with the SEC or subject to Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any of our filings under the Securities Act of 1933, as amended.

The graph below matches Garmin Ltd.'s cumulative 5-Year total shareholder return on common stock with the cumulative total returns of the NASDAQ Composite Index and the S&P 500 Index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from December 30, 2017 ("12/30/17") to December 31, 2022 ("12/31/22").



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Garmin Ltd., the NASDAQ Composite Index
and the S&P 500 Index

*$100 invested on 12/30/17 in stock or index, including reinvestment of dividends.
Indexes calculated on month-end basis.

Copyright© 2023 Standard & Poor's, a division of S&P Global. All rights reserved.

	12/30/17	12/29/18	12/28/19	12/26/20	12/25/21	12/31/22
Garmin Ltd.	100.00	108.96	175.38	219.47	250.08	176.81
NASDAQ Composite	100.00	97.16	132.81	192.47	235.15	158.65
S&P 500	100.00	95.62	125.72	148.85	191.58	156.89

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations focuses on and is intended to clarify the results of our operations, certain changes in our financial position, liquidity, capital structure and business developments for the periods covered by the consolidated financial statements included in this Form 10-K. This discussion should be read in conjunction with, and is qualified by reference to, the other related information including, but not limited to, the audited consolidated financial statements (including the notes thereto), the description of our business, all as set forth in this Form 10-K, as well as the risk factors discussed above in Item 1A.

This section provides discussion and a year-to-year comparison for the fiscal years ended December 31, 2022 and December 25, 2021. Discussion regarding our results of operations for the fiscal year ended December 26, 2020 and a year-to-year comparison between the fiscal years ended December 25, 2021 and December 26, 2020 can be found in Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 25, 2021.

As previously noted, the discussion set forth below, as well as other portions of this Form 10-K, contain statements concerning potential future events. Readers can identify these forward-looking statements by their use of such verbs as "expects," "anticipates," "believes", or similar verbs or conjugations of such verbs. If any of our assumptions on which the statements are based prove incorrect or should unanticipated circumstances arise, our actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those discussed above in Item 1A. Readers are strongly encouraged to consider those factors when evaluating any such forward-looking statement. Except as may be required by law, we do not undertake to update any forward-looking statements in this Form 10-K.

Garmin's fiscal year is a 52-53 week period ending on the last Saturday of the calendar year. Fiscal year 2022 contained 53 weeks and fiscal years 2021 and 2020 contained 52 weeks. Unless otherwise stated, all years and dates refer to the Company's fiscal year and fiscal periods. Unless the context otherwise requires, references in this document to "we", "us", "our" and similar terms refer to Garmin Ltd. and its subsidiaries.

Unless otherwise indicated, dollar amounts set forth in the tables are in thousands, except per share data.

Overview

The Company is a leading worldwide provider of wireless devices, many of which feature Global Positioning System (GPS) navigation, and applications that are designed for people who live an active lifestyle. During 2022, 2021, and 2020, Garmin was organized in the six operating segments of fitness, outdoor, aviation, marine, consumer auto, and auto OEM. The Company's Chief Executive Officer, who has been identified as the Chief Operating Decision Maker (CODM), allocates resources and assesses performance of each operating segment individually. The fitness, outdoor, aviation, and marine operating segments represented reportable segments during 2022, 2021, and 2020. The consumer auto and auto OEM operating segments, which serve the auto market, did not meet the quantitative thresholds to separately qualify as reportable segments, and they are therefore reported together in an "all other" category captioned as auto. Fitness, outdoor, aviation, marine, and auto are collectively referred to as our reported segments.

Business Environment Update

A number of headwinds including high inflation, rising interest rates, and the strengthening of the U.S. Dollar relative to other major currencies affected the economic environment and consumer behaviors in 2022. Additionally, while our global supply chain is routinely subject to component shortages, increased lead times, cost fluctuations, and logistics constraints, these factors have been further amplified by the current environment, including Russia's invasion of Ukraine and the lingering impacts of the COVID-19 pandemic. We expect certain of these challenges to persist into 2023.

While Russia's invasion of Ukraine has not had a material direct impact on our business, and our related direct exposure is limited, the nature and degree of the effects of that conflict, as well as the other effects of the current business environment over time remain uncertain. Refer to Part I, Item 1A, "Risk Factors" of this Annual Report for further discussion of the risks and uncertainties facing our Company.

Critical Accounting Estimates

General

Our discussion and analysis of financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The presentation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer sales programs and incentives, product returns, bad debts, inventories, investments, intangible assets, income taxes, warranty obligations, and contingencies and litigation. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Refer to Note 1 in the Notes to the Consolidated Financial Statements for our significant accounting policies related to our critical accounting estimates.

Goodwill

We allocate goodwill to reporting units in proportion to the expected benefit from each business combination. Each of the Company's operating segments represent a distinct reporting unit. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the operating performance indicators, competition, or expectations about future market or economic conditions.

Application of the goodwill impairment test requires significant judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated through the use of a discounted cash flow methodology. This analysis requires significant assumptions, including discount rate, projected future revenues, projected future operating margins, and terminal growth rates. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results, market conditions, and other factors. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit.

Unrecognized Income Tax Benefits

We recognize liabilities associated with uncertain income tax positions, including those related to transfer pricing, based on our estimate of whether, and the extent to which, additional taxes will be due. We recognize the tax benefits from an uncertain tax position only if payment of these amounts ultimately proves to be not required or it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

Assessing uncertain tax positions requires significant judgment, including the evaluation of unique facts and circumstances and the interpretation of laws and regulations, especially the assessment of pricing analyses that may produce various ranges of outcomes. Variations in the actual outcome of these future tax consequences could materially impact our consolidated financial statements.

Accounting Terms and Characteristics

Net Sales

Our net sales are primarily generated through sales to our retail partners, dealer and distributor network, installation and repair shops, original equipment manufacturers (OEMs), our online webshop (garmin.com), subscriptions for connected services, and our own retail stores. Refer to the Revenue Recognition discussion in Note 1 of the Notes to Consolidated Financial Statements. We aim to achieve a quick turnaround on orders we receive from our retail, dealer, and distributor customers. Certain arrangements with OEM customers are entered into at the beginning of an aircraft, boat, or vehicle life cycle with the intent to fulfill customer purchasing requirements for the entire production life, although there are generally no firm volume commitments, and sales are therefore generated on an order-by-order basis. As a result, we do not believe backlog information is material to the understanding of our business.

Net sales are subject to seasonal fluctuation. Typically, sales of our consumer products are highest in the fourth quarter due to increased demand during the holiday buying season, and in the second quarter due to increased demand during the spring and summer season. Our aviation and auto OEM products do not experience much seasonal variation but are more influenced by the timing of aircraft certifications, regulatory mandates, auto program manufacturing, and the release of new products when the initial demand is typically the strongest.

Cost of Goods Sold and Gross Profit

Raw material costs are our most significant component of cost of goods sold. Our existing practice of performing the design and manufacture of our products in-house has enabled us to source components from different suppliers and, where possible, to redesign our products to leverage lower-cost or more readily available components.

We believe that our flexible production model allows our factories to experience relatively low costs of manufacturing. In general, products manufactured in Taiwan have been our highest volume products. Our manufacturing labor costs historically have been lower in Taiwan and China than in other locations.

Shipping and handling costs associated with the transportation and delivery of our products are included in cost of goods sold. Such costs fluctuate due to a number of factors, including market pricing and the mix of modes of transportation we utilize.

Sales price variability, including that which is associated with foreign currency fluctuations, has had and can be expected to have an effect on our gross profit. Our consolidated gross margin, representing gross profit as a percentage of net sales, is dependent on segment mix, and to a lesser extent, product mix within each segment.

Advertising Expense

Our advertising expenses consist primarily of costs for media advertising, cooperative advertising with our retail partners, point of sale displays, and sponsorships.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of:

- information systems and infrastructure costs;
- salaries for sales, marketing and product support personnel;
- salaries and related costs for executives and administrative personnel;
- marketing, and other brand building costs;
- finance and legal costs;
- human resource costs;
- travel and related costs; and
- occupancy and other overhead costs.

Research and Development

The majority of our research and development costs represent engineering personnel costs, costs of test equipment and components used in product and prototype development, and outside product development costs.

We are committed to increasing the level of innovative design and development of new products as we strive for expanded ability to serve our existing consumer and aviation markets as well as new auto OEM programs and new markets for active lifestyle products.

Results of Operations

In the first quarter of fiscal 2022 the Company refined the methodology used in classifying certain indirect costs as research and development expense, which we believe provides a more meaningful representation of costs incurred to support research and development activities.

Additionally, in the first quarter of fiscal 2022 the methodology used to allocate certain selling, general, and administrative expenses to the segments was refined to allocate these expenses in a more direct manner to provide the Company's CODM with a more meaningful representation of segment profit or loss. The Company's composition of operating segments and reportable segments did not change at that time.

These changes in classification and allocation had no effect on the Company's consolidated operating or net income. The amounts presented below for selling, general, and administrative expense, research and development expense, segment operating expense, and segment operating income for the 52-week periods ended December 25, 2021 and December 26, 2020 have been recast to conform with the current period presentation.

The following table sets forth our results of operations as a percentage of net sales during the periods shown (the table may not foot due to rounding):

	53-Weeks Ended December 31, 2022	52-Weeks Ended December 25, 2021	52-Weeks Ended December 26, 2020
Net sales	100%	100%	100%
Cost of goods sold	42%	42%	41%
Gross profit	58%	58%	59%
Operating expenses:			
Advertising	3%	3%	4%
Selling, general and administrative	16%	14%	15%
Research and development	17%	16%	16%
Total operating expenses	37%	34%	34%
Operating income	21%	24%	25%
Other income (expense), net	1%	—%	1%
Income before income taxes	22%	24%	26%
Provision for income taxes	2%	3%	2%
Net income	20%	22%	24%

The table below sets forth our results of operations through operating income for each of our five reported segments and supplemental information for the consumer auto and auto OEM operating segments that management believes is useful. The Company's CODM uses operating income as the measure of profit or loss, combined with other measures, to assess segment performance and allocate resources. Operating income represents net sales less costs of goods sold and operating expenses. Net sales are directly attributed to each segment. Most costs of goods sold and the majority of operating expenses are also directly attributed to each segment, while certain other costs of goods sold and operating expenses are allocated to the segments in a reasonable manner considering the specific facts and circumstances of the expenses being allocated. For each line item in the table below, the total of the reported segments' amounts equals the amount in the consolidated statements of income.

53-Weeks Ended December 31, 2022	Fitness	Outdoor	Aviation	Marine	Total Auto	Auto: Consumer Auto	Auto: Auto OEM
Net sales	$ 1,109,419	$ 1,495,167	$ 792,799	$ 903,983	$ 558,918	$ 275,108	$ 283,810
Cost of goods sold	557,002	525,357	219,736	412,526	338,890	145,510	193,380
Gross profit	552,417	969,810	573,063	491,457	220,028	129,598	90,430
Total operating expenses	447,679	413,362	359,877	276,153	281,859	112,765	169,094
Operating income (loss)	$ 104,738	$ 556,448	$ 213,186	$ 215,304	$ (61,831)	$ 16,833	$ (78,664)

52-Weeks Ended December 25, 2021	Fitness	Outdoor	Aviation	Marine	Total Auto	Consumer Auto	Auto OEM
Net sales	$ 1,533,788	$ 1,281,933	$ 712,468	$ 875,151	$ 579,455	$ 324,731	$ 254,724
Cost of goods sold	720,463	447,096	192,647	379,841	352,289	170,906	181,383
Gross profit	813,325	834,837	519,821	495,310	227,166	153,825	73,341
Total operating expenses	454,124	358,715	326,633	245,529	286,838	105,478	181,360
Operating income (loss)	$ 359,201	$ 476,122	$ 193,188	$ 249,781	$ (59,672)	$ 48,347	$ (108,019)

52-Weeks Ended December 26, 2020	Fitness	Outdoor	Aviation	Marine	Total Auto	Consumer Auto	Auto OEM
Net sales	$ 1,317,498	$ 1,128,081	$ 622,820	$ 657,848	$ 460,326	$ 275,493	$ 184,833
Cost of goods sold	619,959	388,304	169,812	273,398	253,764	135,629	118,135
Gross profit	697,539	739,777	453,008	384,450	206,562	139,864	66,698
Total operating expenses	392,256	301,580	306,400	207,266	219,594	94,831	124,763
Operating income (loss)	$ 305,283	$ 438,197	$ 146,608	$ 177,184	$ (13,032)	$ 45,033	$ (58,065)

Net Sales

Net Sales	53-Weeks Ended December 31, 2022	Year-over-Year Change	52-Weeks Ended December 25, 2021	Year-over-Year Change	52-Weeks Ended December 26, 2020
Fitness	$ 1,109,419	(28%)	$ 1,533,788	16%	$ 1,317,498
Percentage of Total Net Sales	23%		31%		31%
Outdoor	1,495,167	17%	1,281,933	14%	1,128,081
Percentage of Total Net Sales	31%		26%		27%
Aviation	792,799	11%	712,468	14%	622,820
Percentage of Total Net Sales	16%		14%		15%
Marine	903,983	3%	875,151	33%	657,848
Percentage of Total Net Sales	19%		17%		16%
Auto	558,918	(4%)	579,455	26%	460,326
Percentage of Total Net Sales	11%		12%		11%
Consumer Auto	275,108	(15%)	324,731	18%	275,493
Percentage of Total Net Sales	6%		7%		7%
Auto OEM	283,810	11%	254,724	38%	184,833
Percentage of Total Net Sales	6%		5%		4%
Total	**$ 4,860,286**	**(2%)**	**$ 4,982,795**	**19%**	**$ 4,186,573**

Net sales decreased 2% in fiscal year 2022 when compared to the year-ago period primarily due to the strengthening of the U.S. Dollar relative to other major currencies. Total unit sales decreased approximately 9% to 15.0 million units in 2022 from 16.6 million units in 2021, which differs from the percent change in revenue primarily due to shifts in segment and product mix. Outdoor revenue represented the largest portion of our revenue mix at 31% in 2022, compared to Fitness at 31% in 2021.

The increase in outdoor revenue was driven by sales growth across multiple product categories, led by adventure watches. Aviation revenue increased due to contributions from both aftermarket and OEM categories. The increase in marine revenue was driven by sales growth in multiple categories, led by strong demand for our sonar products. Fitness revenue decreased due to declines across all product categories. Auto revenue decreased as a sales decline in our consumer auto products more than offset the growth from auto OEM program model launches.

Gross Profit

Gross Profit	53-Weeks Ended December 31, 2022	Year-over-Year Change	52-Weeks Ended December 25, 2021	Year-over-Year Change	52-Weeks Ended December 26, 2020
Fitness	$ 552,417	(32%)	$ 813,325	17%	$ 697,539
Percentage of Segment Net Sales	50%		53%		53%
Outdoor	969,810	16%	834,837	13%	739,777
Percentage of Segment Net Sales	65%		65%		66%
Aviation	573,063	10%	519,821	15%	453,008
Percentage of Segment Net Sales	72%		73%		73%
Marine	491,457	(1%)	495,310	29%	384,450
Percentage of Segment Net Sales	54%		57%		58%
Auto	220,028	(3%)	227,166	10%	206,562
Percentage of Segment Net Sales	39%		39%		45%
Consumer Auto	129,598	(16%)	153,825	10%	139,864
Percentage of Segment Net Sales	47%		47%		51%
Auto OEM	90,430	23%	73,341	10%	66,698
Percentage of Segment Net Sales	32%		29%		36%
Total	$ 2,806,775	(3%)	$ 2,890,459	16%	$ 2,481,336
Percentage of Total Net Sales	58%		58%		59%

Gross profit dollars in fiscal year 2022 decreased 3%, primarily due to the decrease in net sales compared to the year-ago period as described above. Consolidated gross margin was relatively flat when compared to the year-ago period.

Gross margin remained relatively flat within the outdoor, aviation, and consumer auto segments. The auto OEM gross margin increase of 310 basis points was primarily attributable to favorable product mix. The fitness gross margin decrease of 320 basis points was primarily due to a stronger U.S. Dollar relative to other major currencies in fiscal 2022 when compared to fiscal 2021. The marine gross margin decrease of 220 basis points was primarily due to sales mix.

Operating Expense

Operating Expense	53-Weeks Ended December 31, 2022	Year-over-Year Change	52-Weeks Ended December 25, 2021	Year-over-Year Change	52-Weeks Ended December 26, 2020
Advertising Expense	$ 168,040	(2%)	$ 171,829	14%	$ 151,166
Percentage of Total Net Sales	3%		3%		4%
Selling, general, and administrative expenses	775,963	8%	721,260	16%	623,588
Percentage of Total Net Sales	16%		14%		15%
Research and development expense	834,927	7%	778,750	19%	652,342
Percentage of Total Net Sales	17%		16%		16%
Total	$ 1,778,930	6%	$ 1,671,839	17%	$ 1,427,096
Percentage of Total Net Sales	37%		34%		34%

Total operating expense as a percent of revenue increased 310 basis points due to an increase of 6% in absolute dollars in fiscal year 2022 compared to fiscal year 2021, while revenue declined, as discussed above.

Advertising expense as a percent of revenue was relatively flat and decreased 2% in absolute dollars when compared to the prior year. The total absolute dollar decrease was primarily attributable to decreased cooperative spend in the fitness segment.

Selling, general and administrative expense as a percent of revenue increased 150 basis points and 8% in absolute dollars when compared to the prior year. The absolute dollar increase was primarily attributable to personnel related expenses and information technology costs.

Research and development expense as a percent of revenue increased 160 basis points and 7% in absolute dollars when compared to the year-ago period. The absolute dollar increase was primarily due to higher engineering personnel costs.

Operating Income

Operating Income (Loss)	53-Weeks Ended December 31, 2022	Year-over-Year Change	52-Weeks Ended December 25, 2021	Year-over-Year Change	52-Weeks Ended December 26, 2020
Fitness	$ 104,738	(71%)	$ 359,201	18%	$ 305,283
Percentage of Segment Net Sales	9%		23%		23%
Outdoor	556,448	17%	476,122	9%	438,197
Percentage of Segment Net Sales	37%		37%		39%
Aviation	213,186	10%	193,188	32%	146,608
Percentage of Segment Net Sales	27%		27%		24%
Marine	215,304	(14%)	249,781	41%	177,184
Percentage of Segment Net Sales	24%		29%		27%
Auto	(61,831)	4%	(59,672)	358%	(13,032)
Percentage of Segment Net Sales	(11%)		(10%)		-3%
Consumer Auto	16,833	(65%)	48,347	7%	45,033
Percentage of Segment Net Sales	6%		15%		16%
Auto OEM	(78,664)	(27%)	(108,019)	86%	(58,065)
Percentage of Segment Net Sales	(28%)		(42%)		(31%)
Total	$ 1,027,845	(16%)	$ 1,218,620	16%	$ 1,054,240
Percentage of Total Net Sales	21%		24%		25%

Total operating income decreased 16% in absolute dollars and 330 basis points as a percent of revenue when compared to fiscal year 2021. The decrease as a percent of revenue was primarily due to higher operating expenses, while net sales declined, as described above. Decreases in operating income in fitness, marine, and consumer auto were partially offset by improved performance in outdoor, aviation and auto OEM. Auto OEM experienced an operating loss in fiscal year 2022 driven by investments in auto OEM programs, and we expect auto OEM to experience an operating loss in 2023.

Other Income (Expense)

Other Income (Expense)	53-Weeks Ended December 31, 2022	52-Weeks Ended December 25, 2021	52-Weeks Ended December 26, 2020
Interest income	$ 40,826	$ 28,573	$ 37,002
Foreign currency (losses) gains	(11,274)	(45,263)	2,825
Other income	7,577	4,866	9,343
Total	$ 37,129	$ (11,824)	$ 49,170

The average interest rate returns on cash and investments during the 53-weeks ended December 31, 2022 and 52-weeks ended December 25, 2021 were 1.4% and 1.0%, respectively. Interest income increased primarily due to higher yields on fixed-income securities.

Foreign currency gains and losses for the Company are driven by movements of a number of currencies in relation to the U.S. Dollar. The Taiwan Dollar is the functional currency of Garmin Corporation, the Euro is the functional currency of several subsidiaries, and the U.S. Dollar is the functional currency of Garmin (Europe) Ltd., although some transactions and balances are denominated in British Pounds. Other notable currency exposures include the Australian Dollar, Chinese Yuan, Japanese Yen, Polish Zloty, and Swiss Franc. The majority of the Company's consolidated foreign currency gain or loss is typically driven by the significant cash and marketable securities, receivables and payables held in a currency other than the functional currency at a given legal entity.

The $11.3 million currency loss recognized in fiscal 2022 was primarily due to the U.S. Dollar strengthening against the Australian Dollar, Polish Zloty, Chinese Yuan, Euro, Japanese Yen, and British Pound Sterling, partially offset by the U.S. Dollar strengthening against the Taiwan Dollar. During this period, the U.S. Dollar strengthened 6.4% against the Australian Dollar, 7.1% against the Polish Zloty, 8.5% against the Chinese Yuan, 5.4% against the Euro, 12.7% against the Japanese Yen, and 9.6% against the British Pound Sterling, resulting in losses of $8.9 million, $6.0 million, $5.8 million, $5.1 million, $3.7 million, and $1.9 million, respectively, partially offset by the U.S. Dollar strengthening 9.7% against the Taiwan Dollar, resulting in a gain of $28.0 million. The remaining net currency loss of $7.9 million was related to the impacts of other currencies, each of which was individually immaterial.

The $45.3 million currency gain recognized in fiscal 2021 was primarily due to the U.S. Dollar strengthening against the Euro, Polish Zloty, Japanese Yen, Swiss Franc, and Australian Dollar, while the U.S. Dollar weakened against the Taiwan Dollar. During fiscal 2021, the U.S. Dollar strengthened 7.3% against the Euro, 9.6% against the Polish Zloty, 9.6% against the Japanese Yen, 3.0% against the Swiss Franc, and 4.7% against the Australian Dollar, resulting in losses of $20.0 million, $6.6 million, $2.6 million, $2.5 million, and $2.4 million, respectively, while the U.S. Dollar weakened 1.6% against the Taiwan Dollar, resulting in a loss of $6.2 million. The remaining net currency loss of $5.0 million was related to the impacts of other currencies, each of which was individually immaterial.

Income Tax Provision

Income tax expense for the fiscal year ended December 31, 2022 was $91.4 million compared to income tax expense of $124.6 million for the fiscal year ended December 25, 2021, representing a net decrease of $33.2 million. The decrease was primarily due to income mix by jurisdiction and an increase in U.S. tax deductions and credits in the fiscal year ended December 31, 2022 compared to the fiscal year ended December 25, 2021.

Certain Switzerland tax assets related to the October 2019 enactment of Switzerland federal and Schaffhausen cantonal tax reform and related transitional measures were revalued in the fourth quarter of 2022 resulting in $7.2 million income tax expense. In connection with these transitional measures included in Switzerland tax reform, a reduced income tax rate will be utilized on certain Switzerland taxable income for up to five years. Excluding the aforementioned $7.2 million income tax expense in fiscal 2022, income tax expense for fiscal year 2022 was $84.2 million.

In February 2020 the Company initiated a transaction between wholly-owned subsidiaries to migrate ownership of certain intellectual property from Switzerland to the United States, the primary location of research, development, and executive management. The migration, which includes a multi-year intercompany license of intellectual property, has resulted in a favorable shift of income mix by jurisdiction and a reduction in expense related to uncertain tax positions. The Company is pursuing an advance pricing agreement between relevant jurisdictions related to this transaction. However, we are unable to predict the outcome of the final advanced pricing agreement and related negotiations, which could have a material adverse impact on our income tax provision, net income and cash flows for periods during negotiation and upon finalization. At the end of the license agreement, a higher percentage of income will be recognized in the United States.

Numerous countries have signed the OECD global minimum tax initiative, including Switzerland, the U.S., and the U.K. Recently, Switzerland's Federal Council proposed legislation which would implement a minimum tax of 15% in 2024. The passage of a minimum tax in Switzerland or other jurisdictions where we operate would result in an increase in the tax paid by the Company which could have a material adverse impact on our income tax provision and financial statements.

Net Income

As a result of the various factors noted above net income decreased 10% to $973.6 million from $1,082.2 million in the prior year.

Liquidity and Capital Resources

We primarily use cash flow from operations, and expect that future cash requirements may be used, to fund our capital expenditures, support our working capital requirements, pay dividends, fund share repurchases, and fund strategic acquisitions. We believe that our existing cash balances and cash flow from operations will be sufficient to meet our short- and long-term projected working capital needs, capital expenditures, and other cash requirements.

Cash, Cash Equivalents, and Marketable Securities

As of December 31, 2022, we had approximately $2.7 billion of cash, cash equivalents and marketable securities. Management invests idle or surplus cash in accordance with the investment policy, which has been approved by the Company's Board of Directors. The investment policy's primary objectives are to preserve capital, maintain an acceptable degree of liquidity, and maximize yield within the constraint of low credit risk. Garmin's average interest rate returns on cash and investments during fiscal 2022 and 2021 were 1.4% and 1.0%, respectively. The fair value of our securities varies from period to period due to changes in interest rates, in the performance of the underlying collateral, and in the credit performance of the underlying issuer, among other factors. See Note 4 for additional information regarding marketable securities.

Cash Flows

Cash provided by operating activities totaled $788.3 million for fiscal 2022, compared to $1,012.4 million for fiscal 2021. The decrease was primarily due to a higher use of cash on purchases of inventory, principally associated with the Company's strategy to optimize shipping methods and mitigate increased lead times for raw materials. Additionally, the Company used more cash for income taxes and operating expenses in fiscal 2022 compared to fiscal 2021. These factors were partially offset by more timely cash collections of net sales in fiscal 2022 when compared to fiscal 2021.

Cash used in investing activities totaled $145.1 million for fiscal 2022, compared to $475.4 million for fiscal 2021. The decrease was primarily due to net redemptions of marketable securities in fiscal 2022 to fund financing activities described below, compared to the net purchases of marketable securities in fiscal 2021, as well as a decrease in purchases of property and equipment in fiscal 2022 compared to fiscal 2021.

Cash used in financing activities totaled $840.6 million for fiscal 2022, compared to $486.7 million for fiscal 2021. This increase was primarily due to the purchase of treasury stock under the share repurchase plan, and higher cash dividend payments in fiscal 2022. Fiscal 2022 included five dividend payments compared to four dividend payments in fiscal 2021 due to the timing of dividend dates and our fiscal period end dates, and our declared dividend increased from $0.61 per share for the four calendar quarters beginning in June 2020 to $0.67 per share for the four calendar quarters beginning in June 2021, and to $0.73 per share for the four calendar quarters beginning in June 2022.

Uses of Cash

Operating Leases

The Company has lease arrangements for certain real estate properties, vehicles, and equipment. Leased properties are typically used for office space, distribution, and retail. As of December 31, 2022, the Company had fixed lease payment obligations of $161.3 million, with $30.7 million payable within 12 months.

Inventory Purchase Obligations

The Company obtains various raw materials and components for its products from a variety of third party suppliers. The Company's inventory purchase obligations are primarily noncancelable. As of December 31, 2022, the Company had inventory purchase obligations of $760.0 million, with $520.7 million payable within 12 months.

Other Purchase Obligations

The Company's other purchase obligations primarily consist of noncancelable commitments for capital expenditures and other indirect purchases in connection with conducting our business. As of December 31, 2022, the Company had other purchase obligations of $395.8 million, with $173.3 million payable within 12 months.

Other Uses of Cash

The 2017 United States Tax Cuts and Jobs Act (the "2017 Act") included provisions, which became effective during 2022 tax year, related to the capitalization of certain research and development costs for tax purposes. The provisions require us to capitalize certain research and development costs and amortize those capitalized costs on our U.S. tax returns over a period of five or fifteen years, depending on where the associated costs were incurred. While these provisions did not have a material impact on our fiscal 2022 effective tax rate, and we do not expect a material impact on our fiscal 2023 effective tax rate, this capitalization rule did increase our cash paid for taxes in fiscal 2022, and we expect it to continue to cause an increased level of cash paid for taxes in fiscal 2023. Cash paid for taxes will also increase in 2023 as compared to 2022 due to the payment of taxes in arrears related to the intercompany transaction to migrate ownership of certain intellectual property from Switzerland to the United States.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

We have market risk primarily in connection with the pricing of our products and services, the purchase of raw materials, and the cost of shipping and handling. We strive to offset pricing declines for certain products through obtaining reductions in raw materials costs and the introduction of new products.

Inflation

Our business has at times been impacted by increasing costs. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Foreign Currency Exchange Rate Risk

The operation of Garmin's subsidiaries in international markets results in exposure to movements in currency exchange rates. We have experienced significant impacts to our financial results due to the strengthening and weakening of the U.S. Dollar. The potential of volatile foreign exchange rate fluctuations in the future could have a significant effect on our results of operations. The Company has not historically hedged its foreign currency exchange rate risks with financial instruments.

The currencies that have historically created a majority of the Company's exchange rate exposure are the Taiwan Dollar and Euro. Garmin Corporation, headquartered in Xizhi, Taiwan, uses the local currency as the functional currency. The Company translates all assets and liabilities at year-end exchange rates and income and expense accounts at rates prevailing during the year. In order to minimize the effect of the currency exchange fluctuations on our net assets, we have elected to retain most of our Taiwan subsidiary's cash and investments denominated in U.S. Dollars.

Most European subsidiaries use the Euro as the functional currency. The functional currency of our largest European subsidiary, Garmin (Europe) Ltd. is the U.S. Dollar, and as some transactions occur in British Pounds Sterling or Euros, foreign currency gains or losses have been realized historically related to the movements of those currencies relative to the U.S. Dollar.

During fiscal year 2022, the Company incurred a net foreign currency loss of $11.3 million. The U.S. Dollar strengthened against the Australian Dollar, Polish Zloty, Chinese Yuan, Euro, Japanese Yen, and British Pound Sterling, partially offset by the U.S. Dollar strengthening against the Taiwan Dollar. During fiscal 2022, the U.S. Dollar strengthened 6.4% against the Australian Dollar, 7.1% against the Polish Zloty, 8.5% against the Chinese Yuan, 5.4% against the Euro, 12.7% against the Japanese Yen, and 9.6% against the British Pound Sterling, resulting in losses of $8.9 million, $6.0 million, $5.8 million, $5.1 million, $3.7 million, and $1.9 million, respectively, partially offset by the U.S. Dollar strengthening 9.7% against the Taiwan Dollar, resulting in a gain of $28.0 million. The remaining net currency loss of $7.9 million was related to the impacts of other currencies, each of which was individually immaterial. These and other currency moves during fiscal year 2022 also resulted in a currency translation adjustment of $149.4 million within accumulated other comprehensive income (loss).

We assessed the Company's exposure to movements in currency exchange rates by performing a sensitivity analysis of adverse changes in exchange rates and the corresponding impact to our results of operations. Based on monetary assets and liabilities denominated in currencies other than respective functional currencies as of December 31, 2022 and December 25, 2021, hypothetical and reasonably possible adverse changes of 10% for the Taiwan Dollar, Euro, Polish Zloty, Japanese Yen, Swiss Franc, and Australian Dollar would have resulted in an adverse impact on income before income taxes of approximately $81 million and $68 million, respectively.

Interest Rate Risk

We have no outstanding long-term debt as of December 31, 2022. We, therefore, have no meaningful debt-related interest rate risk.

We are exposed to interest rate risk in connection with our investments in marketable securities. As interest rates change, the unrealized gains and losses associated with those securities will fluctuate accordingly.

The primary objectives of the Company's investment policy are to preserve capital, maintain an acceptable degree of liquidity, and maximize yield within the constraint of low credit risk. The Company does not intend to sell securities in an unrealized loss position and it is not more likely than not that the Company will be required to sell such investments before recovery of their amortized costs bases, which may be maturity. As of December 31, 2022 and December 25, 2021, the Company had not recognized an allowance for credit losses on any securities in an unrealized loss position.

We assessed the Company's exposure to interest rate risk by performing a sensitivity analysis of a parallel shift in the yield curve and the corresponding impact to the Company's portfolio of marketable securities. Based on balance sheet positions as of December 31, 2022 and December 25, 2021, the hypothetical and reasonably possible 100 basis point increases in interest rates across all securities would have resulted in declines in portfolio fair market value of approximately $31 million and $40 million at December 31, 2022 and December 25, 2021, respectively. Such losses would only be realized if the Company sold the investments prior to maturity.

Item 8. Financial Statements and Supplementary Data

CONSOLIDATED FINANCIAL STATEMENTS

Garmin Ltd. and Subsidiaries
Years Ended December 31, 2022, December 25, 2021, and December 26, 2020

Contents

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Garmin Ltd. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Garmin Ltd. and Subsidiaries (the Company) as of December 31, 2022 and December 25, 2021, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and December 25, 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 22, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Goodwill

Description of the Matter	The Company assigns goodwill acquired in business combinations to its reporting units as of each acquisition date. At December 31, 2022, the Company's goodwill balance related to the consumer auto reporting unit was approximately $77 million. As discussed in Note 1 of the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level. Revenue and profits of the consumer auto reporting unit declined for a number of years through fiscal 2020 as competing technologies emerged and market saturation occurred for certain key products. Revenue and profit of the consumer auto reporting unit has since experienced periods of increases and decreases. Considering uncertainty in qualitative factors, management performed a step one quantitative impairment test of the consumer auto reporting unit in the fourth quarter of 2022.

Auditing management's annual goodwill impairment test for the consumer auto reporting unit was complex and highly judgmental due to the significant estimation required in determining the fair value of the reporting unit. In particular, the fair value estimate was sensitive to significant assumptions such as the discount rate, projected future revenues, projected future operating margins, and terminal growth rates which are affected by expectations about future market or economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's consumer auto goodwill impairment review process. For example, we tested controls over management's review of the significant assumptions (e.g., discount rate, projected revenue growth rates, projected operating margins, terminal growth rates) used to develop the prospective financial information (PFI) for the quantitative analysis. We also tested management's controls to validate that the data used in the valuation was complete and accurate.

To test the estimated fair value of the Company's consumer auto reporting unit, we performed audit procedures that included, among others, assessing the methodology and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We included valuation specialists on our team to review the Company's model, method, and the more sensitive assumptions such as the discount rate and terminal growth assumptions. We compared the significant assumptions used by management to current industry and economic trends, changes to the Company's business model, forecasts used in the Company's annual operating plans and other relevant factors. We assessed the historical accuracy of management's forecast estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the consumer auto reporting unit that would result from changes in the assumptions. We reconciled the fair value of the reporting unit to its carrying value, testing the Company's determination of the assets and liabilities used within the reporting unit that are the basis for the carrying value. In addition, we tested management's reconciliation of the fair value of the reporting units to the market capitalization of the Company.

Measurement of Reserve for Unrecognized Income Tax Benefits

Description of the Matter   The Company accounts for uncertainty in income taxes in accordance with the ASC Topic 740, *Income Taxes*. The Company operates in a multinational tax environment and is subject to tax laws, regulations and guidelines for intercompany transactions that have transfer pricing subjectivity. The Company uses significant judgment to evaluate uncertain tax positions and determine whether the threshold for recognition has been met and to measure the largest amount of benefit that is more likely than not to be realized upon ultimate settlement. As discussed in Note 5 to the consolidated financial statements, the Company's balance of gross unrecognized income tax benefits was $31 million at December 31, 2022, primarily related to transfer pricing positions.

Auditing management's assessment and measurement of material tax positions is complex and involved especially subjective and complex judgements. The assessment process involves both significant judgment to evaluate each position against the recognition threshold and estimation because the pricing of the intercompany transactions is based on pricing analyses that may produce a number of different outcomes or ranges of outcomes (e.g., the price that would be charged in an arm's-length transaction). Each transfer pricing tax position carries unique facts and circumstances that must be evaluated, and ultimate resolution will be dependent on uncontrollable factors, such as the interpretation of laws and regulations; new case law; the willingness of the income tax authority to settle the issue, including the timing thereof; and other factors.

How We Addressed the Matter in Our Audit   We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the identification, assessment, measurement and valuation of uncertain tax positions related to transfer pricing from intercompany transactions. For example, we tested controls over management's review of intercompany transfer pricing positions against the measurement criteria, review of inputs and calculations of these uncertain tax positions, which included management's evaluation of the ranges of outcomes and pricing conclusions reached within the transfer pricing studies.

Our audit procedures included, among others, involving our tax professionals to test the Company's assessment and measurement of tax positions related to transfer pricing used in intercompany transactions to assess the appropriateness of the ranges of outcomes utilized and the pricing conclusions reached within the transfer pricing studies conducted by the Company. For example, we compared the transfer pricing methodology utilized by management to alternative methodologies and industry benchmarks. We also verified our understanding of the relevant facts by reading the Company's correspondence with the relevant tax authorities and any third-party advice obtained by the Company. In addition, we used our knowledge of international and local income tax laws, as well as historical settlement activity from income tax authorities, to evaluate the appropriateness of the Company's measurement of uncertain tax positions related to transfer pricing used in these intercompany transactions.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 1990.
Kansas City, Missouri
February 22, 2023

Garmin Ltd. and Subsidiaries
Consolidated Statements of Income
(In thousands, except per share information)

	Fiscal Year Ended		
	December 31, 2022	December 25, 2021	December 26, 2020
Net sales	$ 4,860,286	$ 4,982,795	$ 4,186,573
Cost of goods sold	2,053,511	2,092,336	1,705,237
Gross profit	2,806,775	2,890,459	2,481,336
Advertising expense	168,040	171,829	151,166
Selling, general and administrative expenses	775,963	721,260	623,588
Research and development expense	834,927	778,750	652,342
Total operating expense	1,778,930	1,671,839	1,427,096
Operating income	1,027,845	1,218,620	1,054,240
Other income (expense):			
Interest income	40,826	28,573	37,002
Foreign currency (losses) gains	(11,274)	(45,263)	2,825
Other income	7,577	4,866	9,343
Total other income (expense)	37,129	(11,824)	49,170
Income before income taxes	1,064,974	1,206,796	1,103,410
Income tax provision (benefit):			
Current	233,844	130,040	104,471
Deferred	(142,455)	(5,444)	6,615
Total income tax provision	91,389	124,596	111,086
Net income	$ 973,585	$ 1,082,200	$ 992,324
Basic net income per share	$ 5.06	$ 5.63	$ 5.19
Diluted net income per share	$ 5.04	$ 5.61	$ 5.17

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Statements of Comprehensive Income
(In thousands)

	Fiscal Year Ended		
	December 31, 2022	December 25, 2021	December 26, 2020
Net income	$ 973,585	$ 1,082,200	$ 992,324
Foreign currency translation adjustment	(149,396)	(39,538)	107,664
Change in fair value of available-for-sale marketable securities, net of deferred taxes	(82,972)	(26,054)	19,889
Comprehensive income	$ 741,217	$ 1,016,608	$ 1,119,877

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except per share information)

		December 31, 2022		December 25, 2021
Assets				
Current assets:				
Cash and cash equivalents	$	1,279,194	$	1,498,058
Marketable securities		173,288		347,980
Accounts receivable, less allowance for doubtful accounts of $5,098 in 2022 and $7,080 in 2021		656,847		843,445
Inventories		1,515,045		1,227,609
Deferred costs		14,862		15,961
Prepaid expenses and other current assets		315,915		328,719
Total current assets		3,955,151		4,261,772
Property and equipment, net		1,147,005		1,067,478
Operating lease right-of-use assets		138,040		89,457
Noncurrent marketable securities		1,208,360		1,268,698
Deferred income tax assets		441,071		260,205
Noncurrent deferred costs		9,831		12,361
Goodwill		567,994		575,080
Other intangible assets, net		178,461		215,993
Other noncurrent assets		85,257		103,383
Total assets	$	7,731,170	$	7,854,427
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	212,417	$	370,048
Salaries and benefits payable		176,114		211,371
Accrued warranty costs		50,952		45,467
Accrued sales program costs		97,772		121,514
Other accrued expenses		197,376		225,988
Deferred revenue		91,092		87,654
Income taxes payable		246,180		128,083
Dividend payable		139,732		258,023
Total current liabilities		1,211,635		1,448,148
Deferred income tax liabilities		129,965		117,595
Noncurrent income taxes payable		34,627		62,539
Noncurrent deferred revenue		35,702		41,618
Noncurrent operating lease liabilities		114,541		70,044
Other noncurrent liabilities		360		324
Stockholders' equity:				
Shares, CHF 0.10 par value, 198,077 shares authorized and issued, 191,623 shares outstanding at December 31, 2022; and 192,608 shares outstanding at December 25, 2021:		17,979		17,979
Additional paid-in capital		2,042,472		1,960,722
Treasury stock (6,454 and 5,469 shares, respectively)		(475,095)		(303,114)
Retained earnings		4,733,517		4,320,737
Accumulated other comprehensive income (loss)		(114,533)		117,835
Total stockholders' equity		6,204,340		6,114,159
Total liabilities and stockholders' equity	$	7,731,170	$	7,854,427

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Fiscal Year Ended		
	December 31, 2022	December 25, 2021	December 26, 2020
Operating Activities:			
Net income	$ 973,585	$ 1,082,200	$ 992,324
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	118,743	103,498	78,121
Amortization	45,110	51,320	48,594
(Gain) loss on sale of property and equipment	(2,083)	298	(1,799)
Unrealized foreign currency (gains) losses	(5,867)	36,385	(9,873)
Deferred income taxes	(143,286)	(5,368)	6,931
Stock compensation expense	76,801	92,522	80,885
Realized losses (gains) on marketable securities	986	(622)	(1,392)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable, net of allowance for doubtful accounts	167,336	(19,106)	(108,859)
Inventories	(363,327)	(476,454)	28,726
Other current and noncurrent assets	72,185	(38,004)	(33,690)
Accounts payable	(131,268)	108,946	1,447
Other current and noncurrent liabilities	(71,756)	70,007	87,761
Deferred revenue	(2,379)	(7,377)	(25,211)
Deferred costs	3,591	8,288	11,973
Income taxes	49,888	5,894	(20,671)
Net cash provided by operating activities	788,259	1,012,427	1,135,267
Investing activities:			
Purchases of property and equipment	(244,286)	(307,645)	(185,401)
Proceeds from sale of property and equipment	2,402	35	1,977
Purchase of intangible assets	(1,907)	(1,942)	(2,065)
Purchase of marketable securities	(1,051,994)	(1,508,712)	(1,052,640)
Redemption of marketable securities	1,164,116	1,363,070	1,126,253
Acquisitions, net of cash acquired	(13,455)	(20,175)	(148,648)
Net cash used in investing activities	(145,124)	(475,369)	(260,524)
Financing activities:			
Dividends	(679,096)	(491,457)	(450,631)
Proceeds from issuance of treasury stock related to equity awards	62,221	35,733	15,201
Purchase of treasury stock related to equity awards	(22,730)	(30,985)	(26,330)
Purchase of treasury stock under share repurchase plan	(201,012)	—	—
Net cash used in financing activities	(840,617)	(486,709)	(461,760)
Effect of exchange rate changes on cash and cash equivalents	(21,449)	(10,254)	18,127
Net (decrease) increase in cash, cash equivalents, and restricted cash	(218,931)	40,095	431,110
Cash, cash equivalents, and restricted cash at beginning of year	1,498,843	1,458,748	1,027,638
Cash, cash equivalents, and restricted cash at end of year	$ 1,279,912	$ 1,498,843	$ 1,458,748

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Statements of Cash Flows (continued)
(In thousands)

	Fiscal Year Ended		
	December 31, 2022	December 25, 2021	December 26, 2020
Supplemental disclosures of cash flow information			
Cash paid during the year for income taxes	$ 184,809	$ 131,040	$ 133,057
Cash received during the year from income tax refunds	$ 7,786	$ 8,264	$ 4,820
Supplemental disclosure of non-cash investing and financing activities			
(Decrease) increase in accrued capital expenditures related to purchases of property and equipment	$ (4,320)	$ 9,541	$ (4,192)
Change in marketable securities related to unrealized (depreciation) appreciation	$ (107,362)	$ (32,622)	$ 23,045
Fair value of assets acquired	$ 15,340	$ 20,956	$ 165,082
Liabilities assumed	(1,624)	(764)	(14,884)
Less: cash acquired	(261)	(17)	(1,550)
Cash paid for acquisitions, net of cash acquired	$ 13,455	$ 20,175	$ 148,648

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(In thousands, except per share information)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 28, 2019	$ 17,979	$1,835,622	$ (345,040)	$3,229,061	$ 55,874	$4,793,496
Net income	—	—	—	992,324	—	992,324
Translation adjustment	—	—	—	—	107,664	107,664
Adjustment related to unrealized gains (losses) on available-for-sale securities net of income tax effects of $3,157	—	—	—	—	19,889	19,889
Comprehensive income						1,119,877
Dividends	—	—	—	(467,013)	—	(467,013)
Issuance of treasury stock related to equity awards	—	(36,153)	51,354	—	—	15,201
Stock compensation	—	80,885	—	—	—	80,885
Purchase of treasury stock related to equity awards	—	—	(26,330)	—	—	(26,330)
Balance at December 26, 2020	$ 17,979	$1,880,354	$ (320,016)	$3,754,372	$ 183,427	$5,516,116
Net income	—	—	—	1,082,200	—	1,082,200
Translation adjustment	—	—	—	—	(39,538)	(39,538)
Adjustment related to unrealized gains (losses) on available-for-sale securities net of income tax effects of $6,568	—	—	—	—	(26,054)	(26,054)
Comprehensive income						1,016,608
Dividends	—	—	—	(515,835)	—	(515,835)
Issuance of treasury stock related to equity awards	—	(12,154)	47,887	—	—	35,733
Stock compensation	—	92,522	—	—	—	92,522
Purchase of treasury stock related to equity awards	—	—	(30,985)	—	—	(30,985)
Balance at December 25, 2021	$ 17,979	$1,960,722	$ (303,114)	$4,320,737	$ 117,835	$6,114,159
Net income	—	—	—	973,585	—	973,585
Translation adjustment	—	—	—	—	(149,396)	(149,396)
Adjustment related to unrealized gains (losses) on available-for-sale securities net of income tax effects of $24,390	—	—	—	—	(82,972)	(82,972)
Comprehensive income						741,217
Dividends	—	—	—	(560,805)	—	(560,805)
Issuance of treasury stock related to equity awards	—	4,949	57,272	—	—	62,221
Stock compensation	—	76,801	—	—	—	76,801
Purchase of treasury stock related to equity awards	—	—	(22,730)	—	—	(22,730)
Purchase of treasury stock under share repurchase plan	—	—	(206,523)	—	—	(206,523)
Balance at December 31, 2022	$ 17,979	$2,042,472	$ (475,095)	$4,733,517	$ (114,533)	$6,204,340

See accompanying notes.

(In thousands, except share and per share information)

1. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

Garmin Ltd. and subsidiaries (collectively, the "Company" or "Garmin") design, develop, manufacture, market, and distribute a diverse family of hand-held, wrist-based, portable, and fixed-mount Global Positioning System (GPS)-enabled products and other navigation, communications, information and sensor-based products and services. Garmin Corporation (GC) is primarily responsible for the manufacturing and distribution of the Company's products to the Company's subsidiaries and, to a lesser extent, new product development and sales and marketing of the Company's products in Asia and the Far East. Garmin International, Inc. (GII) is primarily responsible for sales and marketing of the Company's products in the Americas region and for most of the Company's research and new product development. GII also manufactures most of the Company's products in the aviation segment. Garmin (Europe) Ltd. (GEL) is primarily responsible for sales and marketing of the Company's products in Europe, the Middle East and Africa (EMEA). Many of GEL's sales are to other Company-owned distributors in the EMEA region.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The accompanying consolidated financial statements reflect the accounts of Garmin Ltd. and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated.

Changes in Classification and Allocation

Certain prior period amounts have been reclassified or presented to conform to current period presentation.

In the first quarter of fiscal 2022, the Company refined the methodology used in classifying certain indirect costs in accordance with the way the Company's management is now using the information in decision making, which management believes provides a more meaningful representation of costs incurred to support research and development activities. As a result, the Company's consolidated statements of income have been recast for the 52-week periods ended December 25, 2021 and December 26, 2020 to reflect a reclassification of $61,274 and $53,343, respectively, from research and development expense to selling, general, and administrative expense.

Additionally, in the first quarter of fiscal 2022, the methodology used to allocate certain selling, general, and administrative expenses to the segments was refined to allocate these expenses in a more direct manner to provide the Company's Chief Operating Decision Maker (CODM) with a more meaningful representation of segment profit or loss. The Company's composition of operating segments and reportable segments did not change at that time. Results for the 52-week periods ended December 25, 2021 and December 26, 2020 have been recast to conform to current period presentation.

These changes in classification and allocation had no effect on the Company's consolidated operating or net income.

Fiscal Year

The Company's fiscal year is based on a 52-53-week period ending on the last Saturday of the calendar year. Due to the fact that there are not exactly 52 weeks in a calendar year, the Company will have a fiscal year comprising 53 weeks in certain fiscal years, as determined by when the last Saturday of the calendar year occurs.

In those resulting fiscal years that have 53 weeks, the Company will record an extra week of sales, costs, and related financial activity. Therefore, the financial results of those 53-week fiscal years, and the associated 14-week fourth quarters, will not be entirely comparable to the prior and subsequent 52-week fiscal years and the associated 13-week quarters. Fiscal year 2022 contains 53 weeks compared to 52 weeks for 2021 and 2020.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency

Many Garmin Ltd. subsidiaries utilize currencies other than the United States Dollar (USD) as their functional currency. As required by Accounting Standards Codification (ASC) Topic 830, *Foreign Currency Matters*, the financial statements of these subsidiaries for all periods presented have been translated into USD, the functional currency of Garmin Ltd., and the reporting currency herein, for purposes of consolidation at rates prevailing during the year for sales, costs, and expenses and at end-of-year rates for all assets and liabilities. The effect of this translation is recorded in a separate component of stockholders' equity. Cumulative currency translation adjustments of $(25,981) and $123,415 as of December 31, 2022 and December 25, 2021, respectively, have been included in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

Transactions in foreign currencies are recorded at the approximate rate of exchange at the transaction date. Assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. The majority of the Company's consolidated foreign currency gain or loss is typically driven by the significant cash and marketable securities, receivables, and payables held in a currency other than the functional currency at a given legal entity. Net foreign currency losses recorded in results of operations were $11,274 for the year ended December 31, 2022, net foreign currency losses recorded in results of operations were $45,263 for the year ended December 25, 2021, and net foreign currency gains recorded in results of operations were $2,825 for the year ended December 26, 2020. The loss in fiscal 2022 was primarily due to the U.S. Dollar strengthening against the Australian Dollar, Polish Zloty, Chinese Yuan, Euro, Japanese Yen, and British Pound Sterling, partially offset by the U.S. Dollar strengthening against the Taiwan Dollar. The loss in fiscal 2021 was primarily due to the U.S. Dollar strengthening against the Euro, Polish Zloty, Japanese Yen, Swiss Franc, and Australian Dollar, while the U.S. Dollar weakened against the Taiwan Dollar. The gain in fiscal 2020 was primarily due to the U.S. Dollar weakening against the Euro, Australian Dollar, Chinese Yuan, and British Pound Sterling, partially offset by the U.S. Dollar weakening against the Taiwan Dollar.

Garmin Corporation, one of the Company's principal subsidiaries, is located in Taiwan. The Taiwan Foreign Exchange Control Statute (the "Statute"), and regulations thereunder, provides that all foreign exchange transactions must be executed by banks designated to handle such business by the Ministry of Finance of Taiwan and by the Central Bank of the Republic of China (Taiwan), also referred to as the CBC. Current regulations favor trade-related foreign exchange transactions, so the Statute does not impose any significant restrictions on import or export activities involving foreign currencies in Taiwan. Non-trade related currency exchanges exceeding $50 million, or its equivalent, in a calendar year require approval of the CBC.

Revenue Recognition

The Company recognizes revenue upon the transfer of control of promised products or services to the customer in an amount that depicts the consideration to which the Company expects to be entitled for the related products or services. For the large majority of the Company's sales, transfer of control occurs once product has shipped and title and risk of loss have transferred to the customer. The Company offers certain tangible products with ongoing services promised over a period of time, typically the useful life of the related tangible product. When such services have been identified as both capable of being distinct and separately identifiable from the related tangible product, the associated revenue allocated to such services is recognized over time. The Company generally does not offer specified or unspecified upgrade rights to its customers in connection with software sales.

The Company allocates revenue to all performance obligations associated with tangible products containing separately identifiable ongoing services based on the respective performance obligations' relative standalone selling prices ("SSP"), with the amounts allocated to ongoing services deferred and recognized over a period of time. These ongoing services primarily consist of the Company's contractual promises to provide personal navigation device (PND) users with map updates and server-based traffic services. In addition, the Company provides map update services (map care) over a contractual period in certain hardware and software contracts with automotive original equipment manufacturers (OEMs). The Company has determined that directly observable prices do not exist for certain map updates, map care, or server-based traffic, as stand-alone and unbundled unit sales do not occur on more than a limited basis. Therefore, the Company uses the expected cost plus a margin as the primary indicator to calculate relative SSP of certain map updates, map care, and traffic performance obligations. The revenue and associated costs allocated to map updates, map care, and server-based traffic service are deferred and recognized ratably over the estimated life of the products. In addition to the products listed above, the Company has offered certain other products with ongoing performance obligations including aviation database and other service subscriptions, incremental navigation and communication service subscriptions, mobile applications, and extended warranties that are recognized over the contractual service period (typically 1-3 years).

The Company records revenue net of sales tax or value-added tax and variable consideration such as trade discounts and customer returns. Payment is due typically within 90 days or less of shipment of product, or upon the grant of a given software license (as applicable). The Company records estimated reductions to revenue in the form of variable consideration for customer sales programs, returns, and incentive offerings including rebates, price protection, promotions, and other volume-based incentives. Cooperative advertising incentives payable to dealers and distributors are recorded as reductions of revenue unless the Company obtains proof of a distinct advertising service, in which case the incentive is recorded as advertising expense. The reductions to revenue are based on estimates and judgments using historical experience and expectation of future conditions.

Shipping and Handling Costs

Shipping and handling activities are typically performed before the customer obtains control of the good, and the related costs are expensed at the approximate time of sale. Shipping and handling costs are included in cost of goods sold in the accompanying consolidated statements of income.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense amounted to approximately $168,040, $171,829, and $151,166 for the years ended December 31, 2022, December 25, 2021, and December 26, 2020, respectively.

Software Development Costs

ASC Topic 985-20, *Software – Costs of Software to Be Sold, Leased, or Marketed*, requires companies to expense software development costs as they incur them until technological feasibility has been established, at which time those costs are capitalized until the product is available for general release to customers. The Company's capitalized software development costs are not significant, as the time elapsed from working model to release is typically short. As required by ASC Topic 730, *Research and Development*, costs incurred to enhance our existing products or after the general release of the service using the product are expensed in the period they are incurred and included in research and development costs in the accompanying consolidated statements of income.

Accounting for Stock Compensation

The Company currently sponsors three employee stock compensation plans. ASC Topic 718, *Compensation – Stock Compensation*, requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors, including employee stock options and restricted stock, based on estimated fair values.

Accounting guidance requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as stock compensation expense over the requisite service period in the Company's consolidated statements of income.

As stock compensation expense recognized in the accompanying consolidated statements of income is based on awards ultimately expected to vest, they have been reduced for estimated forfeitures. Accounting guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience and management's estimates.

Excess tax benefits or deficiencies from stock compensation are recognized in the income tax provision and are not estimated in the effective tax rate. Rather, they are recorded as discrete tax items in the period they occur. Excess income tax benefits from stock compensation arrangements are classified as a cash flow from operations.

Stock compensation plans are discussed in more detail in Note 10 of the Notes to Consolidated Financial Statements.

Research and Development

A majority of the Company's research and development is performed in the United States. Research and development costs, which are typically expensed as incurred, amounted to approximately $834,927, $778,750, and $652,342 for the years ended December 31, 2022, December 25, 2021, and December 26, 2020, respectively.

Preproduction Costs Related to Long-Term Supply Arrangements

Preproduction design and development costs related to long-term supply arrangements are expensed as incurred, and classified as research and development, unless the customer has provided a contractual guarantee for reimbursement of such costs. Contractually reimbursable costs are capitalized as incurred in the consolidated balance sheets within prepaid expenses and other current assets if reimbursement is expected to be received within one year, or within other noncurrent assets if expected to be received beyond one year. Such capitalized costs were approximately $23,510 and $67,349 as of December 31, 2022 and December 25, 2021, respectively.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with ASC Topic 740, *Income Taxes*. The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes as measured based on the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company accounts for uncertainty in income taxes in accordance with ASC Topic 740. The Company recognizes liabilities based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves not to be required, the reversal of the liabilities results in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Income taxes are discussed in more detail in Note 5 of the Notes to Consolidated Financial Statements.

Earnings Per Share

Basic earnings per share amounts are computed based on the weighted-average number of common shares outstanding. For purposes of diluted earnings per share, the number of shares that would be issued from the exercise of dilutive share-based compensation awards has been reduced by the number of shares which could have been purchased from the proceeds of the exercise or release at the average market price of the Company's stock during the period the awards were outstanding. See Note 3 of the Notes to Consolidated Financial Statements.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include cash on hand, operating accounts, money market funds, deposits readily convertible to known amounts of cash, and securities with maturities of three months or less when purchased. The carrying amount of cash and cash equivalents approximates fair value, given the short maturity of those instruments. Restricted cash is reported within other noncurrent assets on the consolidated balance sheets. See Note 7 of the Notes to Consolidated Financial Statements for additional information on restricted cash.

The total of the cash and cash equivalents balance and the restricted cash reported within other noncurrent assets on the consolidated balance sheets reconciles to the total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows.

Marketable Securities

Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date.

All of the Company's marketable securities were considered available-for-sale at December 31, 2022. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) on the Company's consolidated balance sheets. At December 31, 2022, and December 25, 2021, cumulative unrealized losses of $88,552 and $5,580, respectively were reported in accumulated other comprehensive income (loss), net of related taxes.

The Company recognizes impairments relating to credit losses of available-for-sale securities through an allowance for credit losses and other income (expense) on the Company's consolidated statements of income. Impairment not relating to credit losses is recorded in accumulated other comprehensive income (loss) on the Company's consolidated balance sheets.

Testing for impairment of investments requires management judgment. The identification of potentially impaired investments, the determination of their fair value, and the assessment of whether any decline in value is relating to credit losses are the judgmental elements. The discovery of new information and the passage of time can change these judgments. Revisions of impairment judgments are made when new information becomes known, and any resulting impairment adjustments are made at that time. The economic environment and volatility of securities markets increase the difficulty of assessing investment impairment.

In making this assessment we evaluate the extent to which the fair value is less than the amortized cost basis, any change in credit rating of the security, adverse conditions specifically related to the security, failure of the issuer to make scheduled payments, and other relevant factors affecting the security. If it is determined that a credit loss exists, the amount of the credit loss is determined by comparing the present value of the expected future cash flows for the security to the amortized cost basis of the security, limited by the amount the fair value is less than the amortized cost basis.

The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization and realized gains/losses are recorded within interest income and other income (expense), respectively, on the Company's consolidated statements of income. The cost of securities sold is based on the specific identification method.

Marketable securities are discussed in more detail in Note 4 of the Notes to Consolidated Financial Statements.

Fair Value of Financial Instruments

As required by ASC Topic 825, *Financial Instruments*, the following summarizes required information about the fair value of certain financial instruments for which it is currently practicable to estimate such value. None of the financial instruments are held or issued for trading purposes. The carrying amounts and fair values of the Company's financial instruments are as follows:

	December 31, 2022		December 25, 2021	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 1,279,194	$ 1,279,194	$ 1,498,058	$ 1,498,058
Marketable securities	$ 1,381,648	$ 1,381,648	$ 1,616,678	$ 1,616,678

For certain of the Company's financial instruments, including accounts receivable, accounts payable and other accrued liabilities, the carrying amounts approximate fair value due to their short maturities.

Trade Accounts Receivable

The Company sells its products to retailers, wholesalers, and other customers and grants credit to certain customers based on its evaluation of the customers' financial condition. Generally, the Company does not require security when trade credit is granted to customers. The Company's trade accounts receivable are carried at net realizable value, typically are collected within 90 days, and do not bear interest. Certain customers are allowed extended terms consistent with normal industry practice. Most of these extended terms can be classified as either relating to seasonal sales variations or to the timing of new product releases by the Company. Credit losses are provided for in the Company's consolidated financial statements and typically have been within management's expectations. Past due receivable balances are typically written off when internal collection efforts have been unsuccessful in collecting the amount due. The Company maintains trade credit insurance to provide some security against certain losses within policy limits.

Concentration of Credit Risk

The Company's top ten customers have contributed between 20% and 23% of net sales annually since 2020. None of the Company's customers accounted for 10% or more of consolidated net sales in the years ended December 31, 2022, and December 26, 2020. Amazon.com, Inc. and its affiliates (Amazon), a customer of the fitness, outdoor, marine, and consumer auto segments, was our largest customer and accounted for approximately 10% of our consolidated net sales in the fiscal year ended December 25, 2021. No other customer accounted for 10% or more of Garmin's consolidated net sales in fiscal 2021.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost includes materials, labor, and manufacturing overhead associated with purchases and production and is determined on a first-in, first-out (FIFO) basis. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Inventories consisted of the following:

	December 31, 2022	December 25, 2021
Raw materials	$ 600,858	$ 509,435
Work-in-process	180,873	213,801
Finished goods	733,314	504,373
Inventories	$ 1,515,045	$ 1,227,609

Deferred Revenues and Costs

At December 31, 2022 and December 25, 2021, the Company had deferred revenues totaling $126,794 and $129,272, respectively, and related deferred costs totaling $24,693 and $28,322, respectively.

Deferred revenue consists primarily of the transaction price allocated to performance obligations that are recognized over a period of time basis as discussed in the *Revenue Recognition* portion of this footnote. Billings associated with such items are typically completed upon the transfer of control of promised products or services to the customer and recorded to accounts receivable until payment is received. Deferred costs primarily refer to the license fees incurred by the Company associated with the aforementioned unsatisfied performance obligations, which are amortized over the same period as the revenue is recognized. The Company typically pays the associated license fees either monthly or quarterly in arrears, on a per item shipped or installed basis.

The Company applies a practical expedient, as permitted within ASC Topic 340, *Other Assets and Deferred Costs*, to expense as incurred the incremental costs to obtain a contract when the amortization period of the asset that would have otherwise been recognized is one year or less.

Property and Equipment

Property and equipment is recorded at cost and typically depreciated using the straight-line method. The components of property and equipment were as follows and are generally depreciated over the following estimated useful lives:

	Estimated Useful Life	December 31, 2022	December 25, 2021
Land		$ 193,861	$ 206,895
Building and improvements	15 to 50 years	856,722	763,654
Machinery, equipment and software	3 to 10 years	1,001,344	917,557
Total, at cost		2,051,927	1,888,106
Accumulated depreciation		(904,922)	(820,628)
Property and equipment, net		$ 1,147,005	$ 1,067,478

As required by ASC Topic 360, *Property, Plant and Equipment*, the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be fully recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment is based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The Company did not recognize any material long-lived asset impairment charges in the fiscal years of 2022, 2021, or 2020.

Intangible Assets

At December 31, 2022, and December 25, 2021, the Company had intellectual property, customer related intangibles, and other identifiable finite-lived intangible assets recorded at a cost of $511,716 and $524,566, respectively. Identifiable, finite-lived intangible assets are amortized over their estimated useful lives on a straight-line basis typically over three to ten years. Accumulated amortization was $333,256 and $308,572 at December 31, 2022 and December 25, 2021, respectively. Amortization expense on these intangible assets was $30,561, $35,540, and $34,797 for the years ended December 31, 2022, December 25, 2021, and December 26, 2020, respectively. In the next five years, the amortization expense is estimated to be $29,786, $26,644, $23,682, $20,552, and $16,527, respectively. The Company also reviews finite-lived intangible assets for impairment in accordance with ASC Topic 360, as described above, whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be fully recoverable.

The Company's excess purchase cost over fair value of net assets acquired (goodwill) was $567,994 at December 31, 2022, and $575,080 at December 25, 2021. Changes in the carrying amount of goodwill for the years ended December 31, 2022 and December 25, 2021 are as follows:

	Fitness	Outdoor	Aviation	Marine	Auto	Total
Goodwill balance as of December 26, 2020	$ 272,449	$ 88,658	$ 60,347	$ 82,602	$ 80,154	$ 584,210
Acquisitions	—	14,152	—	—	—	14,152
Foreign currency translation and other adjustments	(16,577)	(2,416)	—	(2,696)	(1,593)	(23,282)
Goodwill balance as of December 25, 2021	$ 255,872	$ 100,394	$ 60,347	$ 79,906	$ 78,561	$ 575,080
Acquisitions	—	2,518	—	7,340	—	9,858
Foreign currency translation and other adjustments	(11,570)	(2,019)	—	(2,245)	(1,110)	(16,944)
Goodwill balance as of December 31, 2022	$ 244,302	$ 100,893	$ 60,347	$ 85,001	$ 77,451	$ 567,994

ASC Topic 350, *Intangibles – Goodwill and Other*, requires that goodwill and intangible assets with indefinite useful lives should not be amortized but rather be assessed for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired. The Company performs its annual impairment assessments of goodwill and indefinite-lived intangible assets, if any, in the fourth quarter of each year, as of the Company's fiscal year end date.

ASC Topic 350 allows management to first perform a qualitative goodwill assessment by assessing the qualitative factors of relevant events and circumstances at the reporting unit level to determine if it is necessary to perform the quantitative goodwill impairment test. If factors indicate that it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then the quantitative test will be performed. If the fair value of the reporting unit is less than the carrying amount, then a goodwill impairment charge will be recognized in the amount by which carrying amount exceeds fair value, limited to the total amount of goodwill allocated to that reporting unit. Each of the Company's operating segments (fitness, outdoor, aviation, marine, consumer auto, and auto OEM) represents a distinct reporting unit, and goodwill impairment assessments are therefore performed at that level.

Revenue and profits of the consumer auto reporting unit declined for a number of years through fiscal 2020, as competing technologies emerged and market saturation occurred for certain key products. Revenue and profit of the consumer auto reporting unit has since experienced periods of increases and decreases and, considering uncertainty in qualitative factors, management performed a quantitative impairment test of the consumer auto reporting unit in the fourth quarter of 2022. Consistent with the results of the quantitative assessment performed in 2021, the quantitative assessment indicated again in 2022 that the fair value of the reporting unit was substantially in excess of its carrying amount.

Management also concluded that no goodwill associated with other reporting units is currently at risk of impairment based on qualitative assessments performed in 2022. The Company did not recognize any material goodwill or intangible asset impairment charges in fiscal years 2022, 2021, or 2020.

Leases

The Company leases certain real estate properties, vehicles, and equipment in various countries around the world. Leased properties are typically used for office space, distribution, and retail. The Company's leases are classified as operating leases with remaining terms of 1 to 31 years, some of which include an option to extend or renew. If the exercise of an option to extend or renew is determined to be reasonably certain, the associated right-of-use asset and lease liability reflects the extended period and payments. For newly signed leases, the right-of-use asset and lease liability is recognized on lease commencement date. Variable lease costs, such as adjustments to payments based on consumer price indices, are excluded in the recognition of right-of-use assets and lease liabilities. For all real estate leases, any non-lease components, including common area maintenance, have been separated from lease components and excluded from the associated right-of-use asset and lease liability calculations. For all equipment and vehicle leases, an accounting policy election has been made to not separate lease and non-lease components.

Leases with an initial term of 12 months or less ("short-term leases") are not recognized on the Company's consolidated balance sheets as a right-of-use asset or lease liability.

Product Warranty

The Company accrues for estimated future warranty costs at the time products are sold. The Company's standard warranty obligation to retail partners generally provides for a right of return of any product for a full refund in the event that such product is not merchantable, is damaged, or is defective. The Company's historical experience is that these types of warranty obligations are generally fulfilled within 5 months from time of sale. The Company's standard warranty obligation to its end-users provides for a period of one to two years from date of shipment while certain aviation, marine, and auto OEM products have a warranty period of two years or more from the date of installation. The Company's estimates of costs to service its warranty obligations are based on historical experience and management's expectations and judgments of future conditions. To the extent the Company experiences increased warranty claim activity or increased costs associated with servicing those claims, its warranty accrual will increase, which may result in decreased gross profit. The following reconciliation presents details of the changes in the Company's accrued warranty costs:

| | Fiscal Year Ended | | | | | |
	December 31, 2022		December 25, 2021		December 26, 2020	
Balance - beginning of period	$	45,467	$	42,643	$	39,758
Accrual for products sold [1]		72,821		69,810		67,028
Expenditures		(67,336)		(66,986)		(64,143)
Balance - end of period	$	50,952	$	45,467	$	42,643

[1] Changes in cost estimates related to pre-existing warranties were not material and aggregated with accruals for new warranty contracts in the 'accrual for products sold' line.

Contingencies

In the normal course of business, the Company and its subsidiaries are parties to various legal claims, investigations and complaints, including matters alleging patent infringement and other intellectual property claims. The Company evaluates, on a quarterly and annual basis, developments in legal proceedings, investigations, claims, and other loss contingencies that could affect any required accrual or disclosure or estimate of reasonably possible loss or range of loss. An estimated loss from a loss contingency is accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. If a range of loss is estimated, and some amount within that range appears to be a better estimate than any other amount within that range, then that amount is accrued. If no amount within the range can be identified as a better estimate than any other amount, the Company accrues the minimum amount in the range.

If an outcome unfavorable to the Company is determined to be probable, but the amount of loss cannot be reasonably estimated or is determined to be reasonably possible, but not probable, we disclose the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. The Company's aggregate range of reasonably possible losses includes (1) matters where a liability has been accrued and there is a reasonably possible loss in excess of the amount accrued for that liability, and (2) matters where a loss is believed to be reasonably possible, but not probable, and a liability therefore has not been accrued. This aggregate range only represents the Company's estimate of reasonably possible losses and does not represent the Company's maximum loss exposure. The assessment regarding whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involves a series of complex judgments about future events. In assessing the probability of an outcome in a lawsuit, claim or assessment that could be unfavorable to the Company, we consider the following factors, among others: a) the nature of the litigation, claim, or assessment; b) the progress of the case; c) the opinions or views of legal counsel and other advisers; d) our experience in similar cases; e) the experience of other entities in similar cases; and f) how we intend to respond to the lawsuit, claim, or assessment. Costs incurred in defending lawsuits, claims or assessments are expensed as incurred.

See Note 7 of the Notes to Consolidated Financial Statements for additional information on contingencies.

Recently Adopted Accounting Standards

Financial Instruments – Credit Losses

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). ASU 2016-13 changed how entities assess and measure credit losses of certain financial instruments, including available-for-sale securities and accounts receivable. The Company adopted the new standard as of the beginning of the 2020 fiscal year. The adoption of the standard did not have a material impact on the Company's consolidated financial statements.

Receivables – Nonrefundable Fees and Other Costs

In March 2017, the FASB issued Accounting Standards Update No. 2017-08, Receivables – Nonrefundable Fees and Other Costs (Topic 310-20): Premium Amortization on Purchased Callable Debt Securities ("ASU 2017-08"), which shortened the amortization period for certain callable debt securities held at a premium, requiring the premium to be amortized to the earliest call date. The Company adopted the new standard as of the beginning of the 2020 fiscal year. The adoption of the standard did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

We do not expect any recently issued accounting pronouncements not yet adopted to have a material impact on the Company's consolidated financial statements, accounting policies, processes, or systems upon adoption.

2. Revenue

In order to further depict how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors, we disaggregate revenue (or "net sales") by geographic region, major product category, and pattern of recognition.

Disaggregated revenue by geographic region (Americas, APAC, and EMEA) is presented in Note 11 – Segment Information and Geographic Data. Note 11 also contains disaggregated revenue information of the six major product categories identified by the Company – fitness, outdoor, aviation, marine, consumer auto, and auto OEM.

A large majority of the Company's sales are recognized on a point in time basis, usually once the product is shipped and title and risk of loss have transferred to the customer. Sales recognized over a period of time are primarily within the outdoor, aviation, and auto segments and relate to performance obligations that are satisfied over the estimated life of the product or contractual service period. Revenue disaggregated by the timing of transfer of the goods or services is presented in the table below:

| | Fiscal Year Ended | | |
	December 31, 2022	December 25, 2021	December 26, 2020
Point in time	$ 4,602,636	$ 4,762,260	$ 3,998,251
Over time	257,650	220,535	188,322
Net sales	$ 4,860,286	$ 4,982,795	$ 4,186,573

Transaction price and costs associated with the Company's unsatisfied performance obligations are reflected as deferred revenue and deferred costs, respectively, on the Company's consolidated balance sheets. Such amounts are recognized ratably over the applicable service period or estimated useful life. Changes in deferred revenue and costs during the 53-week period ending December 31, 2022 and 52-week period ending December 25, 2021, are presented below:

| | Fiscal Year Ended | | | |
| | December 31, 2022 | | December 25, 2021 | |
	Deferred Revenue [1]	Deferred Costs [2]	Deferred Revenue [1]	Deferred Costs [2]
Balance, beginning of period	$ 129,272	$ 28,322	$ 136,799	$ 36,655
Deferrals in period	255,172	17,169	213,008	16,345
Recognition of deferrals in period	(257,650)	(20,798)	(220,535)	(24,678)
Balance, end of period	$ 126,794	$ 24,693	$ 129,272	$ 28,322

[1] Deferred revenue is comprised of both deferred revenue and noncurrent deferred revenue per the consolidated balance sheets
[2] Deferred costs are comprised of both deferred costs and noncurrent deferred costs per the consolidated balance sheets

Of the $257,650 of deferred revenue recognized in the 53-weeks ended December 31, 2022, $84,227 was deferred as of the beginning of the period. Of the $220,535 of deferred revenue recognized in the 52-weeks ended December 25, 2021, $80,786 was deferred as of the beginning of the period.

Of the $126,794 of deferred revenue as of December 31, 2022, the Company expects to recognize approximately seventy-five percent ratably over a total period of three years or less.

3. Earnings Per Share

The following table sets forth the computation of basic and diluted net income per share. Stock options, stock appreciation rights, and restricted stock units are collectively referred to as "equity awards".

| | Fiscal Year Ended | | |
	December 31, 2022	December 25, 2021	December 26, 2020
Numerator:			
Numerator for basic and diluted net income per share - net income	$ 973,585	$ 1,082,200	$ 992,324
Denominator (in thousands):			
Denominator for basic net income per share – weighted-average common shares	192,544	192,180	191,085
Effect of dilutive equity awards	498	863	810
Denominator for diluted net income per share – adjusted weighted-average common shares	193,042	193,043	191,895
Basic net income per share	$ 5.06	$ 5.63	$ 5.19
Diluted net income per share	$ 5.04	$ 5.61	$ 5.17
Shares excluded from diluted net income per share calculation: Anti-dilutive equity awards (in thousands)	625	235	308

4. Marketable Securities

ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The accounting guidance classifies the inputs used to measure fair value into the following hierarchy:

Level 1 Unadjusted quoted prices in active markets for the identical asset or liability

Level 2 Observable inputs for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

Level 3 Unobservable inputs for the asset or liability

The Company endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Valuation is based on prices obtained from an independent pricing vendor using both market and income approaches. The primary inputs to the valuation include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, and credit spreads.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Marketable securities classified as available-for-sale securities are summarized below:

		Available-For-Sale Securities as of December 31, 2022			
	Fair Value Level	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Agency securities	Level 2	$ 7,000	$ —	$ (786)	$ 6,214
Mortgage-backed securities	Level 2	45,373	—	(4,525)	40,848
Corporate debt securities	Level 2	1,106,688	188	(77,802)	1,029,074
Municipal securities	Level 2	326,058	3	(28,861)	297,200
Other	Level 2	10,466	—	(2,154)	8,312
Total		**$1,495,585**	**$ 191**	**$ (114,128)**	**$1,381,648**

		Available-For-Sale Securities as of December 25, 2021			
	Fair Value Level	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Agency securities	Level 2	$ 7,000	$ —	$ (110)	$ 6,890
Mortgage-backed securities	Level 2	149,692	257	(880)	149,069
Corporate debt securities	Level 2	1,079,390	9,830	(11,827)	1,077,393
Municipal securities	Level 2	356,037	1,870	(4,864)	353,043
Other	Level 2	31,134	22	(873)	30,283
Total		**$1,623,253**	**$ 11,979**	**$ (18,554)**	**$1,616,678**

The primary objectives of the Company's investment policy are to preserve capital, maintain an acceptable degree of liquidity, and maximize yield within the constraint of low credit risk. The fair value of securities varies from period to period due to changes in interest rates, the performance of the underlying collateral, and the credit performance of the underlying issuer, among other factors.

Accrued interest receivable, which totaled $11,086 as of December 31, 2022, is excluded from both the fair value and amortized cost basis of available-for-sale securities and is included within prepaid expenses and other current assets on the Company's consolidated balance sheets. The Company writes off impaired accrued interest on a timely basis, generally within 30 days of the due date, by reversing interest income. No accrued interest was written off during the 53-week period ended December 31, 2022.

The Company recognizes impairments relating to credit losses of available-for-sale securities through an allowance for credit losses and other income (expense) on the Company's consolidated statements of income. Impairment not relating to credit losses is recorded in accumulated other comprehensive income (loss) on the Company's consolidated balance sheets. The cost of securities sold is based on the specific identification method. Approximately 98% of securities in our portfolio were at an unrealized loss position at December 31, 2022.

The following tables display additional information regarding gross unrealized losses and fair value by major security type for available-for-sale securities in an unrealized loss position as of December 31, 2022 and December 25, 2021.

	As of December 31, 2022						
	Less than 12 Consecutive Months		12 Consecutive Months or Longer			Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value		Gross Unrealized Losses	Fair Value
Agency securities	$ —	$ —	$ (786)	$ 6,214	$	(786) $	6,214
Mortgage-backed securities	(1,900)	23,229	(2,625)	17,619		(4,525)	40,848
Corporate debt securities	(26,680)	508,956	(51,122)	498,834		(77,802)	1,007,790
Municipal securities	(2,136)	69,017	(26,725)	225,679		(28,861)	294,696
Other	—	—	(2,154)	8,067		(2,154)	8,067
Total	$ (30,716)	$ 601,202	$ (83,412)	$ 756,413	$	(114,128) $	1,357,615

	As of December 25, 2021						
	Less than 12 Consecutive Months		12 Consecutive Months or Longer			Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value		Gross Unrealized Losses	Fair Value
Agency securities	$ (110)	$ 6,890	$ —	$ —	$	(110) $	6,890
Mortgage-backed securities	(148)	18,909	(732)	7,598		(880)	26,507
Corporate debt securities	(9,466)	499,084	(2,361)	85,033		(11,827)	584,117
Municipal securities	(4,247)	226,009	(617)	29,405		(4,864)	255,414
Other	(467)	17,845	(406)	7,205		(873)	25,050
Total	$ (14,438)	$ 768,737	$ (4,116)	$ 129,241	$	(18,554) $	897,978

As of December 31, 2022 and December 25, 2021, the Company had not recognized an allowance for credit losses on any securities in an unrealized loss position.

The Company has not recorded an allowance for credit losses and charge to other income for the unrealized losses on agency, mortgage-backed, corporate debt, municipal, and other securities presented above because we do not consider the declines in fair value to have resulted from credit losses. We have not observed a significant deterioration in credit quality of these securities, which are highly rated with moderate to low credit risk. Declines in value are largely attributable to current global economic conditions. The securities continue to make timely principal and interest payments, and the fair values are expected to recover as they approach maturity. The Company does not intend to sell the securities, and it is not more likely than not that the Company will be required to sell the securities, before the respective recoveries of their amortized cost bases, which may be maturity.

The amortized cost and fair value of marketable securities at December 31, 2022, by maturity, are shown below.

	Amortized Cost	Fair Value
Due in one year or less	$ 175,644	$ 173,288
Due after one year through five years	1,303,653	1,194,280
Due after five years through ten years	14,041	12,382
Due after ten years	2,247	1,698
Total	$ 1,495,585	$ 1,381,648

5. Income Taxes

The Company's income tax provision (benefit) consists of the following:

		Fiscal Year Ended				
		December 31, 2022		December 25, 2021		December 26, 2020
U.S. federal:						
Current	$	45,639	$	(13,096)	$	(25,220)
Deferred		(149,734)		(42,625)		(7,115)
	$	(104,095)	$	(55,721)	$	(32,335)
U.S. state:						
Current	$	12,870	$	(5,876)	$	(3,931)
Deferred		(29,160)		(8,132)		2,715
	$	(16,290)	$	(14,008)	$	(1,216)
Foreign:						
Current	$	175,335	$	149,012	$	133,622
Deferred		36,439		45,313		11,015
	$	211,774	$	194,325	$	144,637
Total	$	91,389	$	124,596	$	111,086

The income tax provision differs from the amount computed by applying the U.S. statutory federal income tax rate to income before taxes. The sources and tax effects of the differences, including the impact of establishing tax contingency accruals, are as follows:

		Fiscal Year Ended				
		December 31, 2022		December 25, 2021		December 26, 2020
Federal income tax expense at U.S. statutory rate	$	223,658	$	253,429	$	231,718
State income tax (benefit) expense, net of federal tax effect		(21,064)		(12,198)		(3,404)
Foreign-derived intangible income (FDII) deduction		(12,343)		—		—
Foreign tax rate differential		(114,599)		(117,586)		(98,130)
Other foreign taxes less incentives and credits		24,273		29,240		3,446
Withholding tax		27,041		22,992		17,026
Net change in uncertain tax positions		(14,381)		(17,087)		(21,391)
U.S. federal research and development credit		(29,384)		(22,764)		(21,342)
Share-based compensation		30		(6,362)		(6,114)
Switzerland tax reform - tax assets		7,168		(177)		11,016
Other, net		990		(4,891)		(1,739)
Income tax expense	$	91,389	$	124,596	$	111,086

The Company recorded income tax expense of $91,389 in the year ended December 31, 2022, which included income tax expense of $7,168 recognized by the Company in the fourth quarter of 2022 related to the revaluation of certain Switzerland tax assets related to the Switzerland tax reform transitional measures. The Company recorded income tax expense of $124,596 in the year ended December 25, 2021. The Company recorded income tax expense of $111,086 in the year ended December 26, 2020, which included a $14,308 income tax benefit recognized by the Company in the second quarter of 2020 due to the release of uncertain tax position reserves associated with a 2014 intercompany restructuring and was partially offset by income tax expense of $11,016 recognized by the Company in the fourth quarter of 2020 related to the revaluation of certain Switzerland tax assets related to the Switzerland tax reform transitional measures.

The Company's statutory federal and cantonal income tax rate in Switzerland, the Company's place of incorporation, was approximately 14% in fiscal years 2022, 2021, and 2020. If the Company reconciled taxes at the Swiss holding company federal statutory tax rate to the reported income tax expense for 2022 as presented above, the amounts related to tax at the statutory rate would be approximately $77,000 lower, or $147,000, and the foreign tax rate differential would be adjusted by a similar amount to approximately $33,000. For 2021, the amounts related to tax at the statutory rate would be approximately $84,000 lower, or $169,000, and the foreign tax rate differential would be adjusted by a similar amount to approximately $28,000. For 2020, the amounts related to tax at the statutory rate would be approximately $77,000 lower, or $155,000, and the foreign tax rate differential would be adjusted by a similar amount to approximately $20,000. All other amounts would remain substantially unchanged.

The Company's income before income taxes attributable to non-U.S. operations was $1,287,794, $1,227,666, and $1,059,074, for the years ended December 31, 2022, December 25, 2021, and December 26, 2020, respectively.

Income taxes of $45,459, $50,127, and $47,236 at December 31, 2022, December 25, 2021, and December 26, 2020, respectively, have not been accrued by the Company for the unremitted earnings of several of its foreign subsidiaries because such earnings are intended to be reinvested in the subsidiaries indefinitely.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2022		December 25, 2021	
Deferred tax assets:				
Product warranty accruals	$	12,111	$	10,578
Accrued vacation		14,986		14,073
Share-based compensation		8,667		12,000
Tax credit carryforwards		19,950		24,508
Intangible assets		156,702		173,468
Capitalized research & development expenses		231,429		53,827
Net operating losses		4,955		9,069
Operating leases		30,310		13,685
Deferred revenue		18,327		20,970
Tax basis in excess of book basis for investments		27,227		4,321
Other		18,259		20,220
Valuation allowance related to loss carryforward and tax credits		(17,077)		(19,709)
	$	525,846	$	337,010
Deferred tax liabilities:				
Fixed assets		40,526		27,970
Operating leases		29,756		13,322
Prepaid and perpetual license assets		11,798		17,350
Book basis in excess of tax basis for acquired entities		21,970		32,907
Withholding tax		108,692		89,285
Other		1,998		13,566
	$	214,740	$	194,400
Net deferred tax assets	$	311,106	$	142,610

Deferred tax assets related to capitalized research and development expenses increased as of December 31, 2022 as compared to December 25, 2021 by $177,602, primarily related to the 2017 United States Tax Cuts and Jobs Act, which included provisions that became effective during 2022 tax year that require us to capitalize certain research and development costs and amortize those capitalized costs on our U.S. tax returns over a period of five or fifteen years, depending on where the associated costs were incurred.

At December 31, 2022, the Company had $19,950 of tax credit carryover compared to $24,508 at December 25, 2021. At December 31, 2022, the Company had a deferred tax asset of $4,955 related to the future tax benefit of net operating loss (NOL) carryforwards of $16,296. Included in the NOL carryforwards is $10,530 that relates to Luxembourg and expires beginning in 2037, $707 that relates to Finland and expires in varying amounts between 2025 and 2029, $575 that relates to the Netherlands and expires in 2026, $39 that relates to Thailand and expires in 2025, and $4,445 that relates to various other jurisdictions and has no expiration date. The Company has recorded a valuation allowance for a portion of its deferred tax asset relating to various tax attributes that it does not believe are more likely than not to be realized. In the future, if the Company determines, based on existence of sufficient evidence, that it should realize more or less of its deferred tax assets, an adjustment to the valuation allowance will be made in the period such a determination is made.

The total amount of gross unrecognized tax benefits, as of December 31, 2022 was $30,795. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for years ended December 31, 2022, December 25, 2021, and December 26, 2020 is as follows:

	December 31, 2022	December 25, 2021	December 26, 2020
Balance beginning of year	$ 65,216	$ 84,985	$ 101,251
Additions based on tax positions related to prior years	—	—	10,480
Reductions based on tax positions related to prior years	(6,363)	(4,727)	(4,169)
Additions based on tax positions related to current period	2,368	4,272	16,859
Reductions related to settlements with tax authorities	(15,476)	—	(935)
Expiration of statute of limitations	(14,950)	(19,314)	(38,501)
Balance at end of year	$ 30,795	$ 65,216	$ 84,985

Accounting guidance requires unrecognized tax benefits to be classified as noncurrent liabilities, except for the portion that is expected to be paid within one year of the balance sheet date. The balance of net unrecognized benefits of $29,159, $54,443, and $81,938 are required to be classified as noncurrent at December 31, 2022, December 25, 2021, and December 26, 2020, respectively. The net unrecognized tax benefits, if recognized, would reduce the effective tax rate. None of the unrecognized tax benefits are due to uncertainty in the timing of deductibility.

Interest and penalties, if any, accrued on the unrecognized tax benefits are reflected in income tax expense. At December 31, 2022, December 25, 2021, and December 26, 2020, the Company had accrued approximately $2,751, $4,225, and $5,666, respectively, for interest. The interest component of the reserve decreased income tax expense for the years ending December 31, 2022, December 25, 2021, and December 26, 2020 by $1,474, and $1,441, and $1,970, respectively. The Company did not have significant amounts accrued for penalties for the years ending December 31, 2022, December 25, 2021, and December 26, 2020.

The Company files income tax returns in Switzerland, Taiwan, United Kingdom, U.S. federal jurisdiction, as well as various states, local, and foreign jurisdictions. In its major tax jurisdictions, Switzerland, Taiwan, United Kingdom, and U.S. federal and various states, the Company is no longer subject to income tax examinations by tax authorities, with few exceptions, for years prior to 2018, 2017, 2020, and 2019, respectively.

The Company recognized a reduction of income tax expense, inclusive of interest and net of deferrals, of $12,749, $22,221, and $42,185 in fiscal years ended December 31, 2022, December 25, 2021, and December 26, 2020, respectively, to reflect the expiration of statutes of limitations and releases due to audit settlement in various jurisdictions.

The Company believes that it is reasonably possible that approximately $5,000 to $15,000 of its reserves for certain unrecognized tax benefits will decrease within the next 12 months as the result of the expiration of statutes of limitations. This potential decrease in unrecognized tax benefits would impact the Company's effective tax rate within the next 12 months.

6. Leases

The following table represents lease costs recognized in the Company's consolidated statements of income for the 53-weeks ended December 31, 2022. Lease costs are included in selling, general and administrative expense and research and development expense on the Company's consolidated statements of income.

	Fiscal Year Ended	
	December 31, 2022	December 25, 2021
Operating lease cost [1]	$ 40,679	$ 35,114

[1] Operating lease cost includes short-term lease costs and variable lease costs, which were not material in the period presented.

The following table represents the components of leases that are recognized on the Company's consolidated balance sheets as of December 31, 2022 and December 25, 2021.

	December 31, 2022	December 25, 2021
Operating lease right-of-use assets	$ 138,040	$ 89,457
Other accrued expenses	$ 25,149	$ 20,503
Noncurrent operating lease liabilities	114,541	70,044
Total lease liabilities	$ 139,690	$ 90,547
Weighted average remaining lease term	7.3 years	5.6 years
Weighted average discount rate	3.3%	3.3%

The following table represents the maturity of lease liabilities.

Year	Amount
2023	$ 30,713
2024	27,618
2025	22,094
2026	14,962
2027	13,216
Thereafter	52,737
Total	**161,340**
Less: imputed interest	(21,650)
Present value of lease liabilities	**139,690**

The following table presents supplemental cash flow and noncash information related to leases.

	Fiscal Year Ended	
	December 31, 2022	December 25, 2021
Cash paid for amounts included in the measurement of operating lease liabilities [2]	$ 28,714	$ 24,930
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 68,188	$ 16,229

[2] Included in net cash provided by operating activities on the Company's Statements of Cash Flows

7. Commitments and Contingencies

Commitments

The Company is party to certain commitments that require the future purchase of goods or services ("unconditional purchase obligations"). The Company's unconditional purchase obligations primarily consist of payments for inventory, capital expenditures, and other indirect purchases in connection with conducting the business. The aggregate amount of purchase orders and other commitments open as of December 31, 2022 that may represent noncancellable unconditional purchase obligations having a remaining term in excess of one year was approximately $383,000.

Certain cash balances are held as collateral in relation to bank guarantees. The total amount of restricted cash was $718 and $785 on December 31, 2022 and December 25, 2021, respectively.

Contingencies

Management of the Company currently does not believe it is reasonably possible that the Company may have incurred a material loss, or a material loss in excess of recorded accruals, with respect to loss contingencies in the aggregate, for the fiscal year ended December 31, 2022. The results of legal proceedings, investigations and claims, however, cannot be predicted with certainty. An adverse resolution of one or more of such matters in excess of management's expectations could have a material adverse effect in the particular quarter or fiscal year in which a loss is recorded, but based on information currently known, the Company does not believe it is likely that losses from such matters would have a material adverse effect on the Company's business or its consolidated financial position, results of operations or cash flows.

The Company settled or resolved certain legal matters during the fiscal years ended December 31, 2022, December 25, 2021, and December 26, 2020 that did not individually or in the aggregate have a material impact on the Company's business or its consolidated financial position, results of operations or cash flows.

8. Stockholders' Equity

Dividends

Under Swiss corporate law, dividends must be approved by shareholders at the annual general meeting of the Company's shareholders. Approved dividends are subject to possible adjustment based on the total amount of the dividend in Swiss Francs as approved at the annual meeting, and are payable in four equal installments on dates determined by the Board of Directors. A reduction of retained earnings and a corresponding liability are recorded at the time of shareholders' approval and are periodically adjusted based on the number of applicable shares outstanding.

Our shareholders approved the following dividends:

Declaration Date	Dividend Date	Record Date	Dividend Per Share		Payment Amount	
Fiscal 2022						
June 10, 2022	June 30, 2022	June 20, 2022	$	0.73	$	140,825
June 10, 2022	September 30, 2022	September 15, 2022	$	0.73	$	140,413
June 10, 2022	December 30, 2022	December 15, 2022	$	0.73	$	139,610
June 10, 2022	March 31, 2023	March 15, 2023	$	0.73	$	139,732
Total			**$**	**2.92**	**$**	**560,579**
Fiscal 2021						
June 4, 2021	June 30, 2021	June 15, 2021	$	0.67	$	128,741
June 4, 2021	September 30, 2021	September 15, 2021	$	0.67	$	128,856
June 4, 2021	December 31, 2021	December 15, 2021	$	0.67	$	128,856
June 4, 2021	March 31, 2022	March 15, 2022	$	0.67	$	129,394
Total			**$**	**2.68**	**$**	**515,846**
Fiscal 2020						
June 5, 2020	June 30, 2020	June 15, 2020	$	0.61	$	116,526
June 5, 2020	September 30, 2020	September 15, 2020	$	0.61	$	116,655
June 5, 2020	December 31, 2020	December 15, 2020	$	0.61	$	116,655
June 5, 2020	March 31, 2021	March 15, 2021	$	0.61	$	117,205
Total			**$**	**2.44**	**$**	**467,040**

The estimated payment amount for the dividend scheduled to be paid on March 31, 2023 was included in dividend payable on the Company's consolidated balance sheets as of December 31, 2022. Approximately $61,129 of retained earnings was indefinitely restricted from distribution to shareholders pursuant to the laws of Taiwan as of December 31, 2022 and December 25, 2021.

Share Repurchase Program

On April 22, 2022, the Board of Directors approved a share repurchase program (the "Program") authorizing the Company to repurchase up to $300,000 of the common shares of Garmin Ltd. The timing and volume of share repurchases are subject to market conditions, business conditions and applicable laws, and are at management's discretion. Share repurchases may be made from time to time in the open market or in privately negotiated transactions, including under plans complying with the provisions of Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The Program does not require the purchase of any minimum number of shares and may be suspended or discontinued at any time. The share repurchase authorization expires on December 29, 2023.

As of December 31, 2022, the Company had repurchased 2,258,990 shares for $206,523, leaving approximately $93,477 available to repurchase additional shares under the Program. Cash paid for purchases of the Company's shares during fiscal 2022 was $201,012, while $5,511 was included in other accrued expenses on the Company's consolidated balance sheets as of December 31, 2022.

9. Accumulated Other Comprehensive Income (Loss)

The following provides required disclosure of changes in accumulated other comprehensive income (loss) balances by component for the year ended December 31, 2022:

	Foreign currency translation adjustment	Net gains (losses) on available-for-sale securities	Total
Balance - beginning of period	$ 123,415	$ (5,580)	$ 117,835
Other comprehensive income (loss) before reclassification, net of income tax benefit of $24,658	(149,396)	(83,690)	(233,086)
Amounts reclassified from accumulated other comprehensive income (loss) to other income (expense), net of income tax benefit of $268 included in income tax provision	—	718	718
Net current-period other comprehensive income (loss)	(149,396)	(82,972)	(232,368)
Balance - end of period	$ (25,981)	$ (88,552)	$ (114,533)

10. Employee Stock Compensation and Savings Plans

Stock Compensation

The various Company stock compensation plans are summarized below. For all stock compensation plans, the company's policy is to issue treasury shares for option/stock appreciation right (SAR) exercises, restricted stock unit (RSU) releases, and employee stock purchase plan (ESPP) purchases.

2011 Non-employee Directors' Equity Incentive Plan

In June 2011, the shareholders adopted an equity incentive plan for non-employee directors (the "2011 Directors Plan") providing for grants of stock options, SARs, RSUs and/or performance shares, pursuant to which up to 122,592 shares were made available for issuance. The term of each award cannot exceed ten years. Awards are subject to a minimum one-year vesting period. In 2022, 2021, and 2020, there were 6,008, 4,180, and 6,376 RSUs granted under this plan, respectively.

2005 Equity Incentive Plan

In June 2005, the shareholders adopted an equity incentive plan (the "2005 Plan") providing for grants of incentive and nonqualified stock options, SARs, RSUs and/or performance shares to employees of the Company and its subsidiaries, pursuant to which up to 10,000,000 common shares were made available for issuance. In 2013, the shareholders approved an additional 3,000,000 shares to the plan, making the total shares authorized under the plan 13,000,000. Option and SAR grants vest evenly over a period of five years or as otherwise determined by the Board of Directors or the Compensation Committee and generally expire ten years from the date of grant, if not exercised. RSUs vest evenly over a period of three years. In addition to time-based vesting requirements, the vesting of certain RSU grants is also contingent upon the Company's achievement of certain financial performance goals. During 2022, 2021, and 2020, there were 1,185,707, 866,614, and 753,976 RSUs granted under the 2005 Plan, respectively. No stock options or SARs were granted under the 2005 Plan in 2022, 2021, or 2020.

2000 Equity Incentive Plan

In October 2000, the shareholders adopted an equity incentive plan (the "2000 Plan") providing for grants of incentive and nonqualified stock options, SARs, restricted shares and/or performance shares to employees of the Company and its subsidiaries, pursuant to which up to 7,000,000 common shares were made available for issuance. The stock options and SARs vest evenly over a period of five years or as otherwise determined by the Board of Directors or the Compensation Committee and generally expire ten years from the date of grant, if not exercised. The Company did not grant any stock awards from the 2000 Plan in 2022, 2021, or 2020. In February 2023, the Board of Directors approved the termination of the 2000 Plan, which was effective immediately.

Stock Compensation Activity

A summary of the Company's stock compensation activity and related information under the 2011 Directors Plan, the 2005 Plan, and the 2000 Plan for the years ended December 31, 2022, December 25, 2021, and December 26, 2020 is provided below:

	Stock Options and SARs	
	Weighted-Average Exercise Price	Number of Shares (In Thousands)
Outstanding at December 28, 2019	$ 51.46	66
Granted		—
Exercised	$ 51.23	(53)
Forfeited/Expired		—
Outstanding at December 26, 2020	$ 52.44	13
Granted		—
Exercised	$ 52.44	(13)
Forfeited/Expired		—
Outstanding at December 25, 2021		—
Granted		—
Exercised		—
Forfeited/Expired		—
Outstanding at December 31, 2022		—
Exercisable at December 31, 2022		—
Expected to vest after December 31, 2022		—

	Restricted Stock Units	
	Weighted-Average Grant Date Fair Value	Number of Shares (In Thousands)
Outstanding at December 28, 2019	$ 69.47	1,779
Granted	$ 99.57	760
Released/Vested	$ 64.07	(915)
Cancelled	$ 72.10	(42)
Outstanding at December 26, 2020	$ 86.98	1,582
Granted	$ 116.40	871
Released/Vested	$ 80.12	(884)
Cancelled	$ 95.79	(56)
Outstanding at December 25, 2021	$ 107.60	1,513
Granted	$ 98.39	1,192
Released/Vested	$ 102.80	(805)
Cancelled	$ 111.12	(63)
Outstanding at December 31, 2022	$ 103.61	1,837

The weighted-average remaining contract life of restricted stock units at December 31, 2022 was 1.26 years.

The total fair value of awards vested during 2022, 2021, and 2020, was $82,734, $70,796, and $58,602, respectively. The aggregate intrinsic values of options and SARs exercised during 2022, 2021, and 2020 were $0, $1,040, and $3,701, respectively. The aggregate intrinsic value of RSUs outstanding at December 31, 2022 was $169,498. The aggregate intrinsic values of RSUs released during 2022, 2021, and 2020 were $74,278, $118,825, and $109,952, respectively. Aggregate intrinsic value of options and SARs represents the applicable number of awards multiplied by the positive difference between the exercise price and the Company's closing stock price on the last trading day of the relevant fiscal period. Aggregate intrinsic value of RSUs represents the applicable number of awards multiplied by the Company's closing stock price on the last trading day of the relevant fiscal period. The Company's closing stock price was $92.29 on December 31, 2022 (based on the closing stock price on December 30, 2022). As of December 31, 2022, there was $95,019 of total unrecognized compensation cost related to unvested share-based compensation awards granted to employees under the stock compensation plans. That cost is expected to be recognized over the remaining vesting period.

Employee Stock Purchase Plan

The shareholders have adopted an ESPP. Up to 8,000,000 shares of common stock have been reserved for the ESPP. Shares are offered to employees at a price equal to the lesser of 85% of the fair market value of the Company's stock on the date of purchase or 85% of the fair market value on the first day of the ESPP period. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During 2022, 2021, and 2020, there were 687,370, 385,211, and 195,540 shares purchased under the plan for a total purchase price of $62,154, $34,936, and $15,955, respectively. During 2022, 2021, and 2020, the purchases were issued from treasury shares. At December 31, 2022, approximately 787,534 shares were available for future issuance.

Savings Plans

Certain subsidiaries of the Company sponsor various defined contribution employee retirement plans. GII and the Company's other U.S.-based subsidiaries sponsor a plan under which their employees may contribute up to 50% of their annual compensation subject to Internal Revenue Code maximum limitations and to which the subsidiaries contribute a specified percentage of each participant's annual compensation up to certain limits as defined in the retirement plan. During the years ended December 31, 2022, December 25, 2021, and December 26, 2020, expense related to this and other defined contribution plans of $80,435, $71,262, and $63,908, respectively, was recorded within the Company's consolidated statements of income.

Certain of the Company's non-U.S. subsidiaries sponsor or participate in local defined benefit pension plans. The obligations, contributions, and associated expense of such plans for the years ended December 31, 2022, December 25, 2021, and December 26, 2020 were not material.

11. Segment Information and Geographic Data

During 2022, 2021, and 2020, Garmin was organized in the six operating segments of fitness, outdoor, aviation, marine, consumer auto, and auto OEM. Each operating segment is individually reviewed and evaluated by the CODM, who allocates resources and assesses performance of each segment individually. The fitness, outdoor, aviation, and marine operating segments represented reportable segments during 2022, 2021, and 2020. The consumer auto and auto OEM operating segments, which serve the auto market, did not meet the quantitative thresholds to separately qualify as reportable segments, and they are therefore reported together in an "all other" category captioned as auto. Fitness, outdoor, aviation, marine, and auto are collectively referred to as our reported segments.

The Company's Chief Executive Officer, who has been identified as the CODM, uses operating income as the measure of profit or loss, combined with other measures, to assess segment performance and allocate resources. Operating income represents net sales less costs of goods sold and operating expenses. Net sales are directly attributed to each segment. Most costs of goods sold and the majority of operating expenses are also directly attributed to each segment, while certain other costs of goods sold and operating expenses are allocated to the segments in a reasonable manner considering the specific facts and circumstances of the expenses being allocated. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no inter-segment sales or transfers.

The Company's segments share many common resources, infrastructures and assets in the normal course of business. Thus, the Company does not report accounts receivable, inventories, property and equipment, intangible assets, or capital expenditures by segment to the CODM.

As indicated in Note 1 to the consolidated financial statements, in the first quarter of fiscal 2022 the methodology used to allocate certain selling, general, and administrative expenses to the segments was refined to allocate these expenses in a more direct manner to provide the Company's CODM with a more meaningful representation of segment profit or loss. The Company's composition of operating segments and reportable segments did not change at that time. Results for the 52-week periods ended December 25, 2021 and December 26, 2020 have been recast below to conform with the current period presentation.

Net sales ("revenue"), gross profit, and operating income for each of the Company's five reported segments are presented below, along with supplemental financial information for the consumer auto and auto OEM operating segments that management believes is useful.

	Fitness	Outdoor	Aviation	Marine	Total Auto	Auto Consumer Auto	Auto OEM	Total
53-Weeks Ended December 31, 2022								
Net sales	$1,109,419	$1,495,167	$792,799	$903,983	$558,918	$ 275,108	$ 283,810	$4,860,286
Gross profit	552,417	969,810	573,063	491,457	220,028	129,598	90,430	2,806,775
Operating income (loss)	104,738	556,448	213,186	215,304	(61,831)	16,833	(78,664)	1,027,845
52-Weeks Ended December 25, 2021								
Net sales	$1,533,788	$1,281,933	$712,468	$875,151	$579,455	$ 324,731	$ 254,724	$4,982,795
Gross profit	813,325	834,837	519,821	495,310	227,166	153,825	73,341	2,890,459
Operating income (loss)	359,201	476,122	193,188	249,781	(59,672)	48,347	(108,019)	1,218,620
52-Weeks Ended December 26, 2020								
Net sales	$1,317,498	$1,128,081	$622,820	$657,848	$460,326	$ 275,493	$ 184,833	$4,186,573
Gross profit	697,539	739,777	453,008	384,450	206,562	139,864	66,698	2,481,336
Operating income (loss)	305,283	438,197	146,608	177,184	(13,032)	45,033	(58,065)	1,054,240

Net sales, property and equipment, and net assets by geographic area are as shown below for the fiscal years ended December 31, 2022, December 25, 2021, and December 26, 2020. Note that APAC includes Asia Pacific and Australian Continent, and EMEA includes Europe, the Middle East and Africa.

	Americas	EMEA	APAC	Total
December 31, 2022				
Net sales to external customers [1]	$ 2,429,029	$ 1,633,640	$ 797,617	$ 4,860,286
Property and equipment, net	676,855	121,920	348,230	1,147,005
Net assets [2]	3,717,198	1,210,461	1,276,681	6,204,340
December 25, 2021				
Net sales to external customers [1]	$ 2,349,514	$ 1,858,908	$ 774,373	$ 4,982,795
Property and equipment, net	576,481	120,004	370,993	1,067,478
Net assets [2]	3,745,120	1,227,928	1,141,111	6,114,159
December 26, 2020				
Net sales to external customers [1]	$ 1,968,080	$ 1,579,749	$ 638,744	$ 4,186,573
Property and equipment, net	467,269	114,313	273,957	855,539
Net assets [2]	3,327,748	1,163,127	1,025,241	5,516,116

[1] The United States is the only country which constitutes greater than 10% of net sales to external customers.
[2] Americas and APAC net assets are primarily held in the United States and Taiwan, respectively.

12. Subsequent Events

In January 2023, the Company announced an organization realignment, which combines the consumer auto operating segment with the outdoor operating segment. As a result, beginning with reports filed in the first quarter of fiscal 2023, the Company's operating segments will be fitness, outdoor, aviation, marine, and auto OEM. Prior periods will be recast to conform to the revised composition.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

(a)   Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

(b)   Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework" (2013 framework).

Based on such assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2022.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, issued an attestation report on management's effectiveness of the Company's internal control over financial reporting as of December 31, 2022, as stated in their report which is included herein. That attestation report appears below.

(c)   Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Garmin Ltd. and Subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited Garmin Ltd. and Subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Garmin Ltd. and Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and December 25, 2021, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 22, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Kansas City, Missouri
February 22, 2023

> *(d)   Changes in Internal Control over Financial Reporting*

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

Not applicable.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Garmin has incorporated by reference certain information in response or partial response to the Items under this Part III of this Annual Report on Form 10-K pursuant to General Instruction G(3) of this Form 10-K and Rule 12b-23 under the Exchange Act. Garmin's definitive proxy statement in connection with its annual meeting of shareholders scheduled for June 9, 2023 (the "Proxy Statement") will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2022.

(a) Directors of the Company

The information set forth in response to Item 401 of Regulation S-K under the headings "Proposal 5 – Re-election of six directors" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 10.

(b) Executive Officers of the Company

The information set forth in response to Item 401 of Regulation S-K under the heading "Information about our Executive Officers" in Part I of this Form 10-K is incorporated herein by reference in partial response to this Item 10.

(c) Delinquent Section 16(a) Reports

The information set forth in response to Item 405 of Regulation S-K under the heading "Delinquent Section 16(a) Reports" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 10.

(d) Audit Committee and Audit Committee Financial Expert

The information set forth in response to Item 402 of Regulation S-K under the heading "Board Meetings and Standing Committee Meetings - Audit Committee" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 10.

The Audit Committee consists of Joseph J. Hartnett, Charles W. Peffer and Catherine A. Lewis. Mr. Peffer serves as the Chairman of the Audit Committee. All members of the Audit Committee are "independent" within the meaning of the rules of the SEC and the New York Stock Exchange rules. Garmin's Board of Directors has determined that Mr. Hartnett, Ms. Lewis, and Mr. Peffer are "audit committee financial experts" as defined by the SEC regulations implementing Section 407 of the Sarbanes-Oxley Act of 2002.

(e) Code of Ethics

Garmin's Board of Directors has adopted the Code of Conduct of Garmin Ltd. and Subsidiaries (the "Code"). The Code is applicable to all Garmin employees including the President and Chief Executive Officer, the Chief Financial Officer, the Controller and other officers. A copy of the Code is available on Garmin's website at: https://www8.garmin.com/aboutGarmin/invRelations/documents/Code_of_Conduct.pdf. If any amendments to the Code are made, or any waivers with respect to the Code are granted to the President and Chief Executive Officer, the Chief Financial Officer or Controller, or any person performing a similar function, such amendment or waiver will be disclosed on Garmin's website at: https://www8.garmin.com/aboutGarmin/invRelations/documents/Code_of_Conduct.pdf.

Item 11. Executive Compensation

The information set forth in response to Item 402 of Regulation S-K under the headings "Executive Compensation Matters" and "Proposal 5 - Re-election of six directors – Non-Management Director Compensation" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 11.

The information set forth in response to Item 407(e)(4) of Regulation S-K under the heading "Proposal 5 - Re-election of six directors – Compensation Committee Interlocks and Insider Participation; Certain Relationships" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 11.

The information set forth in response to Item 407(e)(5) of Regulation S-K under the heading "Executive Compensation Matters – Compensation Committee Report" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 11.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth in response to Item 403 of Regulation S-K under the heading "Stock Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 12.

Equity Compensation Plan Information

The following table gives information as of December 31, 2022 about the Garmin common shares that may be issued under all of the Company's existing equity compensation plans, as adjusted for stock splits.

Plan Category	A Number of securities to be issued upon outstanding options, exercise of warrants and rights	B Weighted-average exercise price of outstanding options, warrants and rights	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by shareholders	1,836,575	N/A	3,097,074
Equity compensation plans not approved by shareholders	—	N/A	—
Total	1,836,575	N/A	3,097,074

Table consists of the Garmin Ltd. 2000 Equity Incentive Plan, as amended and restated on June 27, 2010 (the "2000 Plan"), the Garmin Ltd. 2005 Equity Incentive Plan, as amended and restated on June 7, 2019, the Garmin Ltd. Employee Stock Purchase Plan, as amended and restated on June 7, 2019, and the Garmin Ltd. 2011 Non-Employee Directors' Equity Incentive Plan, as amended and restated on February 15, 2019. In February 2023, the Board of Directors approved the termination of the 2000 Plan, which was effective immediately and resulted in 532,017 of remaining common shares previously authorized for issuance under the plan to be no longer available for issuance. The weighted-average exercise price does not reflect the shares that will be issued upon the payment of outstanding awards of RSUs.

The Company has no knowledge of any arrangement, the operation of which may at a subsequent date result in a change in control of the Company.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information set forth in response to Item 404 of Regulation S-K under the heading "Proposal 5 – Re-election of six directors - Compensation Committee Interlocks and Insider Participation; Certain Relationships" in the Proxy Statement is incorporated herein by reference in partial response to this Item 13.

The information set forth in response to Item 407(a) of Regulation S-K under the headings "Proposal 5 – Re-election of six directors" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 13.

Item 14.   Principal Accountant Fees and Services

The information set forth under the headings "Audit Matters -- Independent Registered Public Accounting Firm Fees" and "Pre-Approval of Services Provided by the Independent Auditor" in the Proxy Statement is hereby incorporated by reference in response to this Item 14.

PART IV

Item 15.   Exhibits, and Financial Statement Schedules

(a)   List of Documents filed as part of this Report

(1)   Consolidated Financial Statements

The consolidated financial statements and related notes, together with the reports of Ernst & Young LLP, appear in Part II, Item 8 "Financial Statements and Supplementary Data" of this Form 10-K.

(2)   Financial Statement Schedules

All schedules have been omitted because they are not applicable, are insignificant, or the required information is shown in the consolidated financial statements or notes thereto.

(3)   Exhibits

The exhibits listed below are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

EXHIBIT NUMBER	DESCRIPTION
3.1	Articles of Association of Garmin Ltd., as amended and restated on June 10, 2022 (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on June 13, 2022).
3.2	Organizational Regulations of Garmin Ltd., as amended on October 25, 2019 (incorporated by reference to Exhibit 3.2 of the Registrant's Amendment No.1 to Current Report on Form 8-K/A filed on November 21, 2019).
4.1	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
10.1	Garmin Ltd. 2000 Equity Incentive Plan, as amended and restated on June 27, 2010 (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on June 28, 2010).*
10.2	Garmin Ltd. Employee Stock Purchase Plan, as amended and restated on February 17, 2023.*
10.3	Garmin Ltd. 2005 Equity Incentive Plan, as amended and restated on June 7, 2019 (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on June 10, 2019).*
10.4	Garmin Ltd. 2011 Non-Employee Directors' Equity Incentive Plan, as amended and restated on February 15, 2019 (incorporated by reference to Exhibit 10.63 of the Registrant's Annual Report on Form 10-K filed on February 20, 2019).*
10.5	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for awards of performance-based and time-based vesting restricted stock unit awards to non-Swiss and non-Canadian grantees who are not executive officers (incorporated by reference to Exhibit 10.62 of the Registrant's Annual Report on Form 10-K filed on February 21, 2018).*
10.6	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for Swiss grantees (incorporated by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q filed on October 26, 2016).*
10.7	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for non-Swiss and non-Canadian grantees (incorporated by reference to Exhibit 10.60 of the Registrant's Annual Report on Form 10-K filed on February 21, 2018).*
10.8	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2011 Non-Employee Directors' Equity Incentive Plan, as amended and restated on February 15, 2019 (incorporated by reference to Exhibit 10.64 of the Registrant's Annual Report on Form 10-K filed on February 20, 2019).*

10.9	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for Canadian grantees (incorporated by reference to Exhibit 10.6 of the Registrant's Quarterly Report on Form 10-Q filed on October 26, 2016).*
10.10	Form of Director and Officer Indemnification Agreement entered into between Garmin Ltd. and each of its Directors and Executive Officers (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on August 8, 2014).*
10.11	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for awards of performance-based and time-based vesting restricted stock unit awards to Swiss grantees who are executive officers (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on February 26, 2020).*
10.12	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for awards of performance-based and time-based vesting restricted stock unit awards to non-Swiss grantees who are executive officers (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on February 26, 2020).*
10.13	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for awards of performance-based and time-based vesting restricted stock unit awards to Swiss grantees who are not executive officers (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on February 26, 2020).*
10.14	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for awards of performance-based and time-based vesting restricted stock unit awards to Canadian grantees who are not executive officers (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed on February 26, 2020).*
10.15	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for awards of performance-based and time-based vesting restricted stock unit awards to non-Swiss and non-Canadian grantees who are not executive officers (incorporated by reference to Exhibit 10.5 of the Registrant's Current Report on Form 8-K filed on February 26, 2020).*
21.1	List of subsidiaries
23.1	Consent of Ernst & Young LLP
24.1	Power of Attorney (included in signature page)
31.1	Chief Executive Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Chief Financial Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Chief Executive Officer's Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Chief Financial Officer's Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
Exhibit 101.SCH	Inline XBRL Taxonomy Extension Schema
Exhibit 101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
Exhibit 101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
Exhibit 101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
Exhibit 101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
Exhibit 104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Management contract or compensatory plan or arrangement pursuant to 601(b)(10)(iii)(A) of Regulation S-K.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GARMIN LTD.

By   /s/ Clifton A. Pemble
_____
Clifton A. Pemble
President and Chief Executive Officer

Dated: February 22, 2023

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Clifton A. Pemble and Douglas G. Boessen and Andrew R. Etkind, and each of them, as his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 22, 2023.

/s/ Clifton A. Pemble
_____
Clifton A. Pemble
Director, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Douglas G. Boessen
_____
Douglas G. Boessen
Chief Financial Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

/s/ Min H. Kao	/s/ Jonathan C. Burrell
Min H. Kao	Jonathan C. Burrell
Executive Chairman	*Director*
/s/ Joseph J. Hartnett	/s/ Catherine A. Lewis
Joseph J. Hartnett	Catherine A. Lewis
Director	*Director*
/s/ Charles W. Peffer	
Charles W. Peffer	
Director	

S T A T U T O R Y F I N A N C I A L S T A T E M E N T S

Garmin Ltd. (Switzerland)
Years Ended December 31, 2022 and December 25, 2021

To the General Meeting of
Garmin Ltd., Schaffhausen

Zurich, February 22, 2023

Report of the statutory auditor

Report on the audit of the financial statements



Opinion

We have audited the financial statements of Garmin Ltd. (the Company), which comprise the balance sheet as at December 31, 2022, the statement of income for the period from December 26, 2021 to December 31, 2022, and notes to the financial statements.

In our opinion, the accompanying financial statements comply with Swiss law and the Company's articles of incorporation.



Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's responsibilities for the audit of the financial statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.



Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. We have determined that there are no key audit matters to communicate in our report.



Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements, the compensation report and our auditor's reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.



Board of Directors' responsibilities for the financial statements
The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.



Auditor's responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

Report on other legal and regulatory requirements



In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

/s/ Rico Fehr   /s/ Michaela Held

Licensed audit expert   Licensed audit expert
(Auditor in charge)

Enclosures
▶ Financial statements (balance sheet, statement of income, and notes)
▶ Proposed appropriation of available earnings

Garmin Ltd.

Balance Sheet

(CHF in thousands)

	December 31, 2022	December 25, 2021
Assets		
- Cash and cash equivalents	1,790	957
- Accounts receivable - affiliates	225	716
- Other receivables - third party	14	25
- Prepaid expenses	1,150	1,083
Total current assets	3,179	2,781
- Loans receivable - affiliates	618,567	427,378
- Investment in affiliated companies	5,166,741	5,166,741
Total non-current assets	5,785,308	5,594,119
Total assets	5,788,487	5,596,900
Liabilities and shareholders' equity		
- Accounts payable	22	547
- Accounts payable - affiliates	37,144	31,383
- Accrued expenses	5,317	433
- Provision for unrealized translation gains	997	12,433
- Dividend payable from capital contribution reserve	128,803	235,889
Total current liabilities	172,283	280,685
Total non-current liabilities	-	-
Total liabilities	172,283	280,685
Share capital	19,808	19,808
Legal capital reserves		
- Reserve from capital contribution	4,278,696	4,800,205
- Reserve for treasury shares from capital contribution	260,229	294,546
- Other capital reserves	68	68
Voluntary retained earnings		
- Dividend reserve from capital contribution	186,638	160,798
- Available earnings		
- Balance brought forward	40,790	53,340
- Net earnings (loss) for the year	1,029,261	(12,550)
Treasury shares	(199,286)	-
Total shareholders' equity	5,616,204	5,316,215
Total liabilities and shareholders' equity	5,788,487	5,596,900

Garmin Ltd.

Statement of Income

(CHF in thousands)

	Fiscal Year Ended December 31, 2022	Fiscal Year Ended December 25, 2021
Dividend income - affiliates	1,037,883	472,837
- General and administrative expenses	(10,153)	(12,867)
- General and administrative expenses - affiliates	(14,097)	(12,138)
Operating expenses	(24,250)	(25,005)
Impairment on investment in affiliated companies	-	(472,000)
Financial result		
- Interest income - affiliates	19,764	10,602
- Interest expense - affiliates	(4,508)	(4,235)
- Foreign currency gains (losses)	372	5,251
Total financial result	15,628	11,618
Net earnings (loss)	1,029,261	(12,550)

Garmin Ltd.

Notes to Statutory Financial Statements

December 31, 2022 and December 25, 2021

(CHF in thousands, except share and per share information and where otherwise indicated)

1. Summary of significant accounting policies

General aspects

Garmin Ltd. (the "Company") is the parent company of the Garmin Group and has its registered office at Mühlentalstrasse 2, 8200 Schaffhausen, Switzerland. The Company did not have any employees at December 31, 2022 and December 25, 2021.

Basis of presentation

These unconsolidated statutory financial statements of Garmin Ltd. have been prepared in accordance with the general accepted accounting principles as set out in the Swiss Code of Obligations ("SCO") Art. 957 to 963b. Since the company has prepared consolidated financial statements in accordance with U.S. generally accepted accounting standards, a recognized accounting standard, we have, in accordance with the SCO, elected to forego presenting the statement of cash flows, the additional disclosures and the management report otherwise required by the SCO.

The consolidated financial statements of the Garmin Group include 100 percent of the assets, liabilities, revenues, expenses, income and cash flows of Garmin Ltd. and subsidiaries in which the Company has a controlling interest, as if the Company and its subsidiaries were a single company.

The Company has adopted a 52-53 week period ending on the last Saturday of the calendar year. Due to the fact that there are not exactly 52 weeks in a calendar year and there is slightly more than one additional day per year (not including the effects of a leap year) in each calendar year as compared to a 52-week fiscal year, the Company will have a fiscal year comprising 53 weeks in certain fiscal years, as determined by when the last Saturday of the calendar year occurs. The fiscal year ended December 31, 2022 included 53 weeks and December 25, 2021 included 52 weeks.

Affiliates

The term "Affiliates", as referred to in these financial statements, is defined as directly and indirectly held subsidiaries.

Exchange rate differences

The Company keeps its accounting records in U.S. Dollars (USD) and translates them into Swiss Francs (CHF) for statutory reporting purposes. Assets and liabilities denominated in foreign currencies are translated into CHF using the year-end rates of exchange, except investment in affiliated companies and the Company's equity, which are translated at historical rates. Income statement transactions are translated into Swiss francs at the average rate of the year, except for individually significant transactions during the year in which case the applicable daily exchange rate is used. Exchange differences arising from business transactions are recorded in the income statement, except for net unrealized gains, which are deferred and recorded in current liabilities. Unrealized losses arising from the translation of the financial statements in USD to CHF are recorded in the statement of income, and unrealized gains are deferred and recorded in "provision for unrealized translation gains".

Investment in affiliated companies

Investment in affiliated companies are recorded at historical cost less adjustment for impairment of value.

Dividend payable from capital contribution

The dividend payable from capital contribution includes the outstanding quarterly dividend installments, approved by the annual general meeting but not yet paid.

Reserve from capital contribution

The reserve from capital contribution includes the premium from the capital increase in the year 2010, plus
- amounts from share capital reallocated to the reserve from capital contribution following par value reductions and share cancellations,

less
- the dividends from capital contribution distributed to date
- amounts expected to be distributed (dividend payable from capital contribution)
- amounts reallocated to the reserve for treasury shares from capital contribution and
- the dividend reserve from capital contribution.

Dividend reserve from capital contribution

The dividend reserve from capital contribution includes the amount of reserve from capital contribution reallocated to voluntary retained earnings through the last shareholder resolution, including the margin for unfavorable currency fluctuation and new share issuances that may occur between the time that the dividend has been approved by shareholders and when the last installment payment is made, reduced by quarterly dividend installments actually paid and expected quarterly dividend installments included in "dividend payable from capital contribution".

Treasury shares

Treasury shares are recognized at acquisition cost and deducted from shareholders' equity at the time of acquisition. In case of resale, the gain or loss is recognized through the statement of income as financial income or financial expense. For treasury shares held at Affiliates, the Company builds a treasury shares reserve in equity at the respective acquisition costs.

Personnel expense

Personnel expense for the years ended December 31, 2022 and December 25, 2021 amounted to CHF 1,738 and CHF 3,507, respectively, and is related to personnel expense allocated from the Company's Affiliates, related to the performance of certain general and administrative services including executive administration, procurement and payables, treasury and cash management, payroll, and accounting, as well as the Board of Directors of the Company.

The Company uses treasury shares for share-based payment programs for Board members. Any difference between the acquisition cost and any consideration paid by the Board members at grant date is recognized as personnel expense.

2. Investment in directly and material indirectly held affiliated companies

Company Name	Domicile	Ownership Interest		Voting Interest	
		Direct	Indirect	Direct	Indirect
Garmin Luxembourg Holdings S.à r.l.	Luxembourg	100%		100%	
Garmin Luxembourg S.à r.l.	Luxembourg		100%		100%
Garmin Switzerland GmbH	Switzerland	100%		100%	
Garmin International, Inc.	United States	100%		100%	
Garmin Corporation	Taiwan		100%		100%
Garmin (Europe) Ltd.	United Kingdom		100%		100%
Garmin Australasia Pty. Ltd.	Australia		100%		100%
Garmin Deutschland GmbH	Germany		100%		100%
Garmin Switzerland Distribution GmbH	Switzerland	100%		100%	

The investment in directly and material indirectly held affiliated companies is the same for the years ended December 31, 2022 and December 25, 2021.

3. Shareholders' equity

		Legal capital reserves			Voluntary retained earnings				
						Available earnings			
CHF in thousands	Share capital	Reserve from capital contribution	Reserve for treasury shares from capital contribution	Other capital reserves	Dividend reserve from capital contribution	Balance brought forward	Net earnings (loss) for the year	Treasury shares	Total
Balance as of December 26, 2020	19,808	5,213,919	312,573	68	210,503	64,601	(11,261)	-	5,810,211
Balance brought forward						(11,261)	11,261		-
Release of amounts to dividend payable from reserve from capital contribution (2019 dividend)		(5,219)							(5,219)
Release of dividend reserve from capital contribution (2020 dividend)		210,503			(210,503)				-
Net movement in reserve for treasury shares from capital contribution		18,027	(18,027)						-
Release to dividend reserve from capital contribution (2020 dividend)		(637,025)			637,025				-
Dividend payments (2020 dividend)					(239,231)				(239,231)
Dividend payable at year-end (2020 dividend)					(236,996)				(236,996)
Net earnings (loss) for the year							(12,550)		(12,550)
Balance as of December 25, 2021	19,808	4,800,205	294,546	68	160,798	53,340	(12,550)	-	5,316,215
Balance brought forward						(12,550)	12,550		-
Release of amounts to dividend payable from reserve from capital contribution (2020 dividend)		(299)							(299)
Release of dividend reserve from capital contribution (2021 dividend)		160,798			(160,798)				-
Net movement in reserve for treasury shares from capital contribution		34,317	(34,317)						-
Release to dividend reserve from capital contribution (2021 dividend)		(716,325)			716,325				-
Shares repurchased for cancellation								(199,286)	(199,286)
Dividend payments (2021 dividend)					(400,748)				(400,748)
Dividend payable at year-end (2021 dividend)					(128,939)				(128,939)
Net earnings (loss) for the year							1,029,261		1,029,261
Balance as of December 31, 2022	19,808	4,278,696	260,229	68	186,638	40,790	1,029,261	(199,286)	5,616,204

The summary of the components of authorized shares at December 31, 2022, December 25, 2021, and December 26, 2020 and changes during those years are as follows:

	Outstanding Shares	Treasury Shares Held by Affiliates	Held by Company	Issued Shares	Shares Authorized but not Issued [3]	Conditional Capital [2]
December 26, 2020	191,571,140	6,506,278	-	198,077,418 [1]	19,807,741	99,038,709
Treasury shares purchased	(239,929)	239,929				
Treasury shares issued for stock based compensation	1,276,307	(1,276,307)				
December 25, 2021	192,607,518	5,469,900	-	198,077,418 [1]	19,807,741	99,038,709
Treasury shares purchased	(2,477,063)	218,073	2,258,990			
Treasury shares issued for stock based compensation	1,492,074	(1,492,074)	-			
December 31, 2022	191,622,529	4,195,899	2,258,990	198,077,418 [1]	19,807,741	99,038,709

[1] Shares at CHF 0.10 par value

[2] Up to 99,038,709 conditional shares may be issued through the exercise of option rights which are granted to Garmin employees and/or members of its Board of Directors.

[3] The Shareholderrs approved at the 2020 Annual Meeting an amendment of the Articles of Association of the Company to authorize the Board of Directors at any time until June 5, 2022 to increase the share capital in an amount not to exceed CHF 1,980,774.10 through the issuance of up to 19,807,741 fully paid-in registered shares with a nominal value of CHF 0.10 each.

4. Treasury Shares

At December 31, 2022, the Company held 2,258,990 treasury shares with an average cost of CHF 88.

At December 31, 2022 and December 25, 2021, the Company's Affiliates held 4,195,899 and 5,469,900 treasury shares, respectively. The average cost of all treasury shares held by Affiliates at December 31, 2022 and December 25, 2021 amounts to CHF 62 and CHF 54, respectively.

	Carrying value (CHF in thousands)	Number of shares held by affiliates	Average cost (CHF)
Balance as of December 26, 2020	312,573	6,506,278	48
Acquired	28,341	239,929	118
Treasury stock used for stock based compensation	(46,367)	(1,276,307)	36
Balance as of December 25, 2021	294,546	5,469,900	54
Acquired	21,085	218,073	97
Treasury stock used for stock based compensation	(55,402)	(1,492,074)	37
Balance as of December 31, 2022	260,229	4,195,899	62

5. Contingent Liabilities

The Company has a tax sharing agreement with its Affiliates for certain tax reserves. In addition, the Company through certain of its Affiliates is involved in various regulatory and legal matters. The Company's Affiliates have made certain related accruals. There could be material adverse outcomes beyond the accrued liabilities. Finally, as part of regular business negotiations, the Company will also occasionally guarantee certain financial obligations of its Affiliates when doing so leads to favorable terms. The total amount of these guarantees at December 31, 2022 and December 25, 2021 were CHF 39,148 and CHF 46,314 respectively.

6. Significant Shareholders

As of December 31, 2022 and December 25, 2021, the following shareholders held 5 percent or more of Garmin Ltd.'s total issued shares and voting rights:

Shareholder	Percentage at Dec. 31, 2022	Percentage at Dec. 25, 2021
Jonathan Burrell	9.59% [1]	10.35% [1]
Min H. Kao, Ph.D.	9.51% [1]	9.52% [1]
BlackRock, Inc.	7.30% [2]	6.60% [2]
The Vanguard Group	8.98% [2]	8.47% [2]

[1] See footnote 8 (Share Ownership of Garmin Ltd. by Board Members and Members of Executive Management) for details regarding Mr. Burrell's and Dr. Kao's share ownership.

[2] Ownership percentage is calculated using the most current available filings on Form 13F.

To the best of the Company's knowledge, no other shareholder held 5 percent or more of Garmin Ltd.'s total issued shares and voting rights as registered in accordance with Swiss law on December 31, 2022 or December 25, 2021.

7. Shares for members of the Board of Directors

According to the compensation plan, members of the Board of Directors are partially paid in shares. Treasury shares are used for such share allocations. The allocation of shares to the Board of Directors was as follows:

2022		2021	
Quantity	Value in CHF	Quantity	Value in CHF
6,008	556,780	4,180	530,212

8. Share Ownership of Garmin Ltd. by Board Members and Members of Executive Management

As of December 31, 2022 and December 25, 2021, the members of the Board of Directors held the following numbers of shares:

Name and Function	Total number of shares held at Dec. 31, 2022	Total number of shares held at Dec. 25, 2021
Jonathan Burrell, Chair of Nominating and Corporate Governance Committee, Member of Compensation Committee	18,986,433 [2]	20,494,818 [1]
Joseph Hartnett, Chair of Compensation Committee, Member of Audit Committee and Nominating and Corporate Governance Committee	17,456	16,673
Min H. Kao, Ph.D., Executive Chairman	18,847,060 [4]	18,859,060 [3]
Catherine A. Lewis, Member of Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee	3,481	2,698
Charles W. Peffer, Chair of Audit Committee, Member of Compensation Committee and Nominating and Corporate Governance Committee	26,406	25,623
Clifton A. Pemble, President & Chief Executive Officer	-	- [5]
Total	37,880,836	39,398,872

[1] Includes (a) 91,151 shares held by The Judith M. Burrell Revocable Trust, over which shares Jonathan Burrell shares voting and dispositive power with his mother, Judith M. Burrell; (b) 8,948,049 shares held in several Charitable Lead Annuity Trusts, over which shares Jonathan Burrell has the sole voting and dispositive power; (c) 10,611,000 shares held in several Grantor Retained Annuity Trusts established by Judith M. Burrell, over which shares Jonathan Burrell has sole voting and dispositive power; (d) 30,000 shares held in a revocable trust, over which shares Jonathan Burrell has the sole voting and dispositive power; (e) 766,498 shares held in a GRAT remainder trust established for Jonathan Burrell's benefit, over which shares Jonathan Burrell shares voting and dispositive power with a third party co-trustee; and (f) 43,478 shares held in a limited liability company that is wholly-owned by a GRAT remainder trust established for Jonathan Burrell's benefit, over which shares Jonathan Burrell has the sole voting and dispositive power.

[2] Includes (a) 491,747 shares held by The Judith M. Burrell Revocable Trust, over which shares Jonathan Burrell shares voting and dispositive power with his mother, Judith M. Burrell; (b) 9,055,549 shares held in several Charitable Lead Annuity Trusts, over which shares Jonathan Burrell has the sole voting and dispositive power; (c) 7,935,400 shares held in several Grantor Retained Annuity Trusts established by Judith M. Burrell, over which shares Jonathan Burrell has sole voting and dispositive power; (d) 30,000 shares held in a revocable trust, over which shares Jonathan Burrell has the sole voting and dispositive power; (e) 773,834 shares held in a GRAT remainder trust established for Jonathan Burrell's benefit, over which shares Jonathan Burrell shares voting and dispositive power with a third party co-trustee; (f) 394,478 shares held in one or more limited liability companies that are wholly-owned by a GRAT remainder trust established for Jonathan Burrell's benefit, over which shares Jonathan Burrell has the sole voting and dispositive power; and (g) 300,000 shares held in several Grantor Retained Annuity Trusts established by Jonathan Burrell, over which shares Jonathan Burrell has the sole voting and dispositive power.

[3] Includes (a) 6,410,753 shares held by a revocable trust established by Dr. Kao and his wife, over which Dr. Kao has shared voting and dispositive power; (b) 12,227,539 shares held by revocable trusts established by Dr. Kao's children, over which Dr. Kao has shared voting and dispositive power; and (c) 220,768 shares held by the Kao Family Foundation, a charitable foundation over which Dr. Kao and members of his family may be deemed to have voting and dispositive power.

[4] Includes (a) 6,384,753 shares held by a revocable trust established by Dr. Kao and his wife, over which Dr. Kao has shared voting and dispositive power; (b) 12,227,539 shares held by revocable trusts established by Dr. Kao's children, over which Dr. Kao has shared voting and dispositive power; and (c) 234,768 shares held by the Kao Family Foundation, a charitable foundation over which Dr. Kao and members of his family may be deemed to have voting and dispositive power.

[5] Shares held by Mr. Pemble are shown in the Executive Management disclosure below.

As of December 31, 2022 and December 25, 2021, the members of Executive Management held the following numbers of shares:

Name and Principal Position [1]	Total number of shares held at Dec. 31, 2022	Total number of shares held at Dec. 25, 2021
Douglas G. Boessen, Chief Financial Officer & Treasurer	28,930	23,835
Clifton A. Pemble, President & Chief Executive Officer	82,651	108,742
Total	111,581	132,577

[1] On February 14, 2014, the Company's Board of Directors determined that with effective date of January 1, 2014, the Company's Executive Management consists of its President & Chief Executive Officer and its Chief Financial Officer & Treasurer.

The members of our Board of Directors and Executive Management owned 19.18 and 19.96 percent of the Company's total shares issued as of December 31, 2022 and December 25, 2021, respectively.

The following tables provide information for each non-employee member of the Board of Directors regarding outstanding equity awards held by them as of December 31, 2022 and December 25, 2021, respectively.

Outstanding Equity Awards at December 31, 2022

Name and Function	Stock Awards [1]
Jonathan Burrell Member of the Board and Compensation Committee, Chair of Nominating and Corporate Governance Committee	1,502
Joseph Hartnett Member of the Board, Audit Committee and Nominating and Corporate Governance Committee, Chair of Compensation Committee	1,502
Catherine Lewis Member of the Board, Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee	1,502
Charles Peffer Member of the Board, Compensation Committee and Nominating and Corporate Governance Committee, Chair of Audit Committee	1,502
Total	6,008

[1] Represents restricted stock units.

Outstanding Equity Awards at December 25, 2021

Name and Function	Stock Awards [1]
Jonathan Burrell Member of the Board and Compensation Committee, Chair of Nominating and Corporate Governance Committee	1,045
Joseph Hartnett Member of the Board, Audit Committee and Nominating and Corporate Governance Committee, Chair of Compensation Committee	1,045
Catherine Lewis Member of the Board, Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee	1,045
Charles Peffer Member of the Board, Compensation Committee and Nominating and Corporate Governance Committee, Chair of Audit Committee	1,045
Total	4,180

[1] Represents restricted stock units.

The following tables provide information for each member of Executive Management regarding outstanding equity awards held by them as of December 31, 2022 and December 25, 2021, respectively. Amounts in these tables are presented in CHF.

Outstanding Equity Awards at December 31, 2022

Stock Awards

Name	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (CHF) [3]
Clifton A. Pemble	3,935	[1]	335,307
President & Chief Executive Officer	8,246	[1]	702,653
	20,052	[1]	1,708,658
	7,139	[2]	608,324
	11,662	[2]	993,735
	14,754	[2]	1,257,208
	65,788		
Douglas G. Boessen	875	[1]	74,560
Chief Financial Officer & Treasurer	1,722	[1]	146,734
	4,296	[1]	366,068
	2,142	[2]	182,523
	3,216	[2]	274,040
	4,023	[2]	342,805
	16,274		
Total	82,062		

[1] Represents restricted stock units.

[2] Represents time-based and performance-based vesting restricted stock units.

[3] Determined by multiplying the number of unearned shares by CHF 85.21, which was the closing price of Garmin shares on The New York Stock Exchange on December 30, 2022.

Outstanding Equity Awards at December 25, 2021

Stock Awards

Name	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (CHF) [3]
Clifton A. Pemble	4,300	[1]	530,499
President & Chief Executive Officer	7,870	[1]	970,937
	12,369	[1]	1,525,988
	4,193	[2]	517,299
	14,278	[2]	1,761,505
	11,661	[2]	1,438,640
	54,671		
Douglas G. Boessen	985	[1]	121,521
Chief Financial Officer & Treasurer	1,750	[1]	215,901
	2,583	[1]	318,670
	1,363	[2]	168,156
	4,284	[2]	528,525
	3,216	[2]	396,764
	14,181		
Total	68,852		

[1] Represents restricted stock units.

[2] Represents time-based and performance-based vesting restricted stock units.

[3] Determined by multiplying the number of unearned shares by CHF 123.37, which was the closing price of Garmin shares on The New York Stock Exchange on December 23, 2021.

Other than as disclosed, no party related to any member of the Board of Directors or Executive Management held any shares of Garmin Ltd. or equity awards in Garmin Ltd. shares as of December 31, 2022 or December 25, 2021.

9. Dividend income and impairment loss on investment in Affiliates

During 2022, Garmin Ltd. received a dividend of CHF 1,037,000 from one of its Affiliates. No impairment loss was recognized related to these dividends. During 2021, Garmin Ltd. received a dividend of CHF 472,000 from its Affiliates resulting in a reduction in the value of the investment in the Affiliates by the same amount. Consequently, the Company recognized an impairment of CHF 472,000 in the value of its investment in affiliated companies.

10. Subsequent events

No significant events occurred subsequent to the balance sheet date but prior to February 22, 2023 that would have a material impact on the financial statements.

Proposed Appropriation of Available Earnings

CHF in thousands	December 31, 2022
Balance brought forward from previous years	40,790
Net earnings (loss) for the period (on a stand-alone unconsolidated basis)	1,029,261
Total available to the general meeting	1,070,051
Proposal of the Board of Directors for the appropriation of available earnings to the general meeting:	1,070,051
Balance to be carried forward	1,070,051

	Reserve from capital contribution	Reserve for treasury shares from capital contribution [1]	Dividend reserve from capital contribution
Balance as of December 31, 2022	4,278,696	260,229	186,638
Proposed release of reserve from capital contribution to dividend reserve from capital contribution	(720,932)		720,932
Balance to be carried forward	3,557,764	260,229	907,570

[1] The reserve for treasury shares is blocked from distribution.

The Board of Directors proposes to the Annual Meeting that Garmin Ltd. pay a cash dividend in the amount of USD 2.92[1] per outstanding share out of Garmin Ltd.'s reserve from capital contribution payable in four equal installments at the dates determined by the Board of Directors in its discretion, the record date and payment date for each such installment to be announced in a press release[2] at least ten calendar days prior to the record date.

The cash dividend shall be made with respect to the outstanding share capital of Garmin Ltd. on the record date for the applicable installment, which amount will exclude any shares of Garmin Ltd. held by Garmin Ltd. or any of its direct or indirect subsidiaries.

CHF 720,932[3] shall be allocated to dividend reserves from capital contribution (the "Dividend Reserve") from the reserve from capital contribution in order to pay such dividend of USD 2.92 per outstanding share with a nominal value of CHF 0.10 each (assuming a total of 198,077,418 shares[4] eligible to receive the dividend). If the aggregate dividend payment is lower than the Dividend Reserve, the relevant difference will be allocated back to the reserve from capital contribution. To the extent that any installment payment, when converted into Swiss francs, at a USD/CHF exchange rate prevailing at the relevant payment date for the relevant installment payment, would exceed the Dividend Reserve then remaining, the USD per share amount of that installment payment shall be reduced on a pro rata basis, provided, however, that the aggregate amount of that installment payment shall in no event exceed the then remaining Dividend Reserve.

[1] In no event will the dividend payment exceed a total of USD 2.92 per share.

[2] The announcements will not be published in the Swiss Official Gazette of Commerce.

[3] Based on the currency conversion rate of 0.9233 at December 31, 2022, with a total of 198,077,418 shares eligible for payout (based on the number of shares issued as at December 31, 2022), the aggregate Dividend Reserve would be CHF 720,932. The amount of the Dividend Reserve, calculated on the basis of the Company's issued shares as at December 31, 2022, includes a 35% margin to accommodate (i) unfavorable currency fluctuation and (ii) new share issuances (see footnote 4 below) that may occur between the time that the dividend is approved by shareholders and when the last installment payment is made. Unused Dividend Reserves will be returned to the reserve from capital contribution after the last installment payment.

[4] This number is based on the registered share capital at December 31, 2022. The number of shares eligible for dividend payments may change due to the repurchase of shares, the sale of treasury shares or the issuance of new shares, including (without limitation) from the conditional share capital reserved for the employee profit sharing program, and utilization of authorized capital.

Garmin Ltd.
2022 Form 10-K Annual Report
Exhibit Index

The following exhibits are attached hereto. See Part IV of this Annual Report on Form 10-K for a complete list of exhibits.

Exhibit Number	Document
4.1	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
10.2	Garmin Ltd. Employee Stock Purchase Plan, as amended and restated on February 17, 2023.
21.1	List of subsidiaries
23.1	Consent of Ernst & Young LLP
31.1	Chief Executive Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Chief Financial Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Chief Executive Officer's Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Chief Financial Officer's Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 101.INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
Exhibit 101.SCH	Inline XBRL Taxonomy Extension Schema
Exhibit 101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
Exhibit 101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
Exhibit 101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
Exhibit 101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
Exhibit 104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

EXHIBIT 4.1

**DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934**

The following summary describes the registered shares, par value 0.10 Swiss Francs each ("Registered Shares"), of Garmin Ltd. (the "Company," "we," "our," "us," and "our"), which are the only securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

The following description of our Registered Shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles of Association (the "Articles of Association") and our Organizational Regulations (the "Organizational Regulations"), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Articles of Association, our Organizational Regulations and the applicable provisions of Swiss law, for additional information.

Issued Share Capital

As of February 22, 2023, the Company has issued 198,077,418 Registered Shares. The 198,077,418 issued Registered Shares are fully paid.

Authorized Share Capital and Conditional Share Capital

The Company further has two types of share capital that provide for the authority of the Company to issue additional Registered Shares without further shareholder approval: (1) the authorized share capital and (2) the conditional share capital:

(1) Authorized Share Capital

Our Articles of Association currently provide for authorized share capital that authorizes the board of directors to issue up to 19,807,741 new Registered Shares, at any time until June 10, 2024 and thereby increase the share capital, without obtaining additional shareholder approval. The board of directors is authorized to limit or withdraw the pre-emptive rights of shareholders with respect to such shares in certain defined circumstances, including if the shares are to be issued for the acquisition of an enterprise. After June 10, 2024, authorized share capital will be available to the board of directors for issuance of additional Registered Shares only if such authorization has been approved again by the shareholders at a shareholders' meeting. Each such authorization may last for up to two years. There is no concept under Swiss law of "blank check" preferred shares. Any preferential rights of individual classes of shares must be specifically approved by shareholders and set forth in the Articles of Association, rather than determined by the board of directors. Under Swiss law, the board of directors of the Company may not create shares with increased voting powers without a resolution of the general meeting of shareholders passed by at least two-thirds of the votes represented at such meeting and an absolute majority of the par value of the shares represented. The shareholders at a shareholders' meeting may create preferred shares with a resolution passed by the majority of the votes cast (excluding unmarked, invalid and non-exercisable votes (which includes broker non-votes)).

(2) Conditional Share Capital

The Company has a conditional share capital authorizing the Company to issue up to 99,038,709 Registered Shares in connection with the exercise of option rights granted to employees and/or members of the board of directors of the Company or group companies. Preferential subscription rights of existing shareholders are excluded in connection with the issuance of new Registered Shares out of the conditional share capital. Unlike the authorized share capital, the conditional share capital is not limited in time.

Voting Rights

Each Registered Share carries one vote at a general meeting of shareholders. Voting rights may be exercised by shareholders registered in the Company's share register (including nominees), by an individually appointed proxy representing shareholders or nominees, or by the independent voting rights representative elected by shareholders at the Company's annual general meetings in accordance with the voting instructions given by shareholders or nominees. Treasury shares, whether owned by the Company or one of its majority-owned subsidiaries, are not be entitled to vote at general meetings of shareholders (but are, unless otherwise resolved by our shareholders at a general meeting, entitled to the economic benefits generally associated with the shares).

Pursuant to Swiss law and pursuant to the Articles of Association, the shareholders acting at a shareholders' meeting have the exclusive right to determine the following matters:

- adoption and amendment of the Articles of Association, subject to minor formal exceptions;

- determination of the number of members of the board of directors as well as their appointment and removal;

- election and removal of the chair of the board of directors;

- election and removal of the members of the compensation committee of the board of directors;

- election and removal of the independent voting rights representative;

- appointment and removal of the auditors;

- approval of the annual report of the board of directors and the approval of the annual financial statements and the group financial statements;

- the allocation of profits or losses shown in the balance sheet, in particular the determination of dividends and the profit share of the board of directors;

- approval of the maximum aggregate compensation of the board of directors and executive management;

- discharge of the members of the board of directors and the persons entrusted with management;

- approval of Business Combinations (as defined in the Articles of Association) unless such approval is covered by the inalienable powers of another corporate body; and

- any other resolutions that are submitted to a general meeting of shareholders pursuant to law or the Articles of Association.

Pursuant to the Articles of Association, the shareholders generally pass resolutions and votes with a majority of the votes cast (excluding unmarked, invalid and non-exercisable votes (which include broker non-votes)) unless otherwise provided by Swiss law or the Articles of Association.

Swiss law and/or the Articles of Association require the affirmative vote of at least two-thirds of the shares represented at a general meeting and an absolute majority of the par value of such shares to approve certain key matters materially impacting shareholders, including the amendment to or the modification of the Company's purposes, as stated in the Articles of Association, the creation of shares with privileged voting rights and the restriction on the transferability of Registered Shares, among other things.

Pursuant to the Articles of Association, the presence of shareholders, in person or by proxy, holding at least a majority of the total number of shares entitled to vote at the meeting, whether such shares are represented at the meeting or not, is a quorum for the transaction of business.

Dividend Rights

Under Swiss law, dividends may be paid out only if the Company has sufficient distributable profits from the previous fiscal year or if the Company has freely distributable reserves (including contribution reserves, which are also referred to as additional paid-in capital), each as will be presented on the audited annual stand-alone statutory balance sheet of the Company. The shareholders must approve distributions of dividends with a majority of the votes cast (excluding unmarked, invalid and non-exercisable votes (which includes broker non-votes)). The board of directors may propose to the shareholders at a shareholders' meeting that a dividend be paid but cannot itself authorize the dividend.

Payments out of share capital (in other words, the aggregate par value of the registered share capital) in the form of dividends are not allowed; however, payments out of registered share capital may be made by way of a par value reduction. Such a par value reduction requires the approval of shareholders holding a majority of the votes cast at the general meeting of shareholders (not counting abstentions and blank or invalid ballots). A special audit report must confirm that claims of creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the par value reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims.

Liquidation Rights

Under Swiss law, unless otherwise provided for in the Articles of Association, any surplus arising out of liquidation, after the settlement of all claims of all creditors, will be distributed to shareholders in proportion to the paid-up par value of Registered Shares held, with due regard to the preferential rights of individual classes of shares, and subject to Swiss withholding tax requirements.

Other Rights and Preferences

Except as noted under "Authorized Share Capital" above, Company shareholders generally will have preemptive rights to purchase newly issued securities of the Company. The shareholders may, by a resolution passed by at least two-thirds of the votes represented at a general meeting and the absolute majority of the par value of the shares represented, withdraw or limit the preemptive rights for valid reasons (such as a merger or acquisition).

Swiss law limits a company's ability to hold or repurchase its own shares. The Company may only repurchase shares if and to the extent that sufficient freely distributable reserves are available, as described above. Generally, the aggregate par value of all shares held by the Company and its subsidiaries may not exceed 10% of the registered share capital of the Company. However, the Company may repurchase its own shares beyond the statutory limit of 10% if the shareholders have passed a resolution at a general meeting of shareholders authorizing the board of directors to repurchase shares in an amount in excess of 10% and the repurchased shares are dedicated for cancellation. Any shares repurchased pursuant to such an authorization will then be cancelled at a general meeting of shareholders upon the approval of shareholders holding a majority of the votes cast at the general meeting.

The Company does not have a shareholder rights plan. Rights plans generally discriminate in the treatment of shareholders by imposing restrictions on any shareholder who exceeds a level of ownership interest without the approval of the board of directors. Anti-takeover measures, such as rights plans that are implemented by the board of directors, would generally be restricted under Swiss corporate law by the principle of equal treatment of shareholders and the general rule that new shares may only be issued based on a shareholders' resolution.

Under Swiss law, each shareholder is entitled to file an action for damage caused to the Company. The claim of the shareholder is for performance to the Company. If the shareholder, based upon the factual and legal situation, had sufficient cause to file an action, the judge has discretion to impose on the Company all costs the plaintiff incurred in prosecuting the action.

Shareholders who suffer a direct loss due to an intentional or grossly negligent breach of a member of the board of director's or officer's duties may sue in their personal capacity for monetary compensation.

Business Combinations

Business combinations and other transactions that are binding on all shareholders are governed by the Swiss Merger Act. A merger or demerger requires that at least two-thirds of the votes represented at the general meeting of shareholders and the absolute majority of the par value of shares represented vote in favor of the transaction. If a transaction under the Swiss Merger Act receives the necessary shareholder approvals as described above, all shareholders would be compelled to participate in the transaction.

In case of a merger or demerger subject to Swiss law, the Swiss Merger Act provides that if the equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request a competent court to determine a reasonable amount of compensation. The action for review must be filed within two months of the date of publication of the shareholders' approval of the merger or demerger. The court's decision will apply to all parties who are in a similar position as the requesting shareholder. The costs of the proceedings must be assumed by the acquirer.

Swiss law generally does not prohibit business combinations with interested shareholders. However, in certain circumstances, shareholders and members of the board of directors of Swiss companies, as well as certain persons associated with them, must refund any payments they receive that are not made on an arm's length basis and if the recipient of the payment acted in bad faith.

Limitations on Ability of Shareholders to Act by Written Consent or Call Extraordinary Meeting

Swiss law does not permit shareholders to act by written consent in lieu of a general meeting of shareholders. An extraordinary general meeting of the Company may be called upon the resolution of the board of directors or, under certain circumstances, by the auditor. Liquidators and representatives of bond creditors are also entitled to call a general meeting of the shareholders. In addition, Swiss law provides that the board of directors is required to convene an extraordinary general meeting of shareholders if so resolved by the general meeting of shareholders, or if so requested by one or more shareholders holding an aggregate of at least 10% of the share capital recorded in the commercial register or - according to leading Swiss legal scholars – holding shares of the company with a par value of at least one million Swiss francs, specifying, among other things, the items for the agenda and their proposals, or if it appears from the stand-alone annual statutory balance sheet that half of the company's share capital and statutory reserves are not covered by the company's assets.

Advance Notice of Shareholder Proposals

A shareholder of record can request in writing for an item to be put on the agenda for an annual general meeting, provided that we receive such requests by the date that is 90 calendar days in advance of the anniversary of the date that we filed our proxy statement for the previous year's annual general meeting with the SEC.

Listing

The Registered Shares are traded on the New York Stock Exchange under the trading symbol "GRMN."

EXHIBIT 10.2

GARMIN LTD.
EMPLOYEE STOCK PURCHASE PLAN
(as Amended and Restated on February 17, 2023)

I.   Purpose and Effective Date

1.1   The purpose of the Garmin Ltd. Employee Stock Purchase Plan is to provide an opportunity for eligible employees to acquire a proprietary interest in Garmin Ltd. through accumulated payroll deductions. It is the intent of the Company to have the Plan qualify as an "employee stock purchase plan" under Section 423 of the Code. The provisions of the Plan shall be construed to extend and limit participation in a manner consistent with the requirements of Section 423 of the Code.

1.2   The Plan was initially approved by the board of directors of Garmin Ltd., a company incorporated in the Cayman Islands ("Garmin Cayman"), on October 20, 2000 and approved by Garmin Cayman's stockholders on October 24, 2000. The Plan was amended and restated as of January 1, 2010 and again as of June 27, 2010 following the re-domestication transaction on June 27, 2010 pursuant to which the shares of Garmin Cayman were exchanged for shares of the Company and the Company became the public holding company of Garmin Cayman and its subsidiaries. The Plan was amended and restated again on June 5, 2015, October 21, 2016, June 7, 2019 and October 21, 2022. No option shall be granted under the Plan after the date as of which the Plan is terminated by the Board in accordance with Section 11.7 of the Plan.

II.   Definitions

The following words and phrases, when used in this Plan, unless their context clearly indicates otherwise, shall have the following respective meanings:

2.1   "Account" means a recordkeeping account maintained for a Participant to which payroll deductions are credited in accordance with Article VIII of the Plan.

2.2   "Administrator" means the persons or committee appointed under Section 3.1 to administer the Plan.

2.3   "Article" means an Article of this Plan.

2.4   "Accumulation Period" means, as to the Company or a Participating Subsidiary, a period of six months commencing with the first regular payroll period commencing on or after each successive January 1 and ending on each successive June 30 and a period of six months commencing with the first regular payroll period commencing on or after each successive July 1 and ending on each successive December 31. The Committee may modify (including increasing or decreasing the length of time covered) or suspend Accumulation Periods at any time and from time to time.

2.5   "Base Earnings" means base salary and wages payable by the Company or a Participating Subsidiary to an Eligible Employee, prior to pre-tax deductions for contributions to qualified or non-qualified (under the Code) benefit plans or arrangements, and excluding bonuses, incentives and overtime pay but including commissions.

2.6   "Board" means the Board of Directors of the Company.

2.7   "Code" means the Internal Revenue Code of 1986, as amended.

2.8   "Company" means Garmin Ltd., a Swiss corporation.

2.9   "Cut-Off Date" means the date established by the Administrator from time to time by which enrollment forms must be received with respect to an Accumulation Period.

2.10   "Eligible Employee" means an Employee, including an employee on an Authorized Leave of Absence (as defined in Section 10.3), eligible to participate in the Plan in accordance with Article V.

2.11   "Employee" means an individual who performs services for the Company or a Participating Subsidiary pursuant to an employment relationship described in Treasury Regulations Section 31.3401(c)-1 or any successor provision, or an individual who would be performing such services but for such individual's Authorized Leave of Absence (as defined in Section 10.3).

2.12   "Enrollment Date" means the first Trading Day of an Accumulation Period beginning on or after January 1, 2000.

2.13   "Exchange Act" means the Securities Exchange Act of 1934.

2.14   "Fair Market Value" means, as of any applicable date:

(a)   If the security is listed on the New York Stock Exchange or any other established stock exchange or traded on any established market system, the closing price, regular way, of the security on such exchange or market system, or if no such reported sale of the security shall have occurred on such date, on the latest preceding date on which there was such a reported sale, in all cases, as reported in The Wall Street Journal or such other source as the Board deems reliable.

(b)   In the absence of such markets for the security, the value determined by the Board in good faith.

2.15   "Participant" means an Eligible Employee who has enrolled in the Plan pursuant to Article VI. A Participant shall remain a Participant until the applicable date set forth in Article X.

2.16   "Participating Subsidiary" means a Subsidiary incorporated under the laws of any state in the United States, a territory of the United States, Puerto Rico, or the District of Columbia, or such foreign Subsidiary approved under Section 3.3, which has adopted the Plan as a Participating Subsidiary by action of its board of directors and which has been designated by the Board in accordance with Section 3.3 as covered by the Plan, subject to the requirements of Section 423 of the Code except as noted in Section 3.3.

2.17   "Plan" means the Garmin Ltd. Employee Stock Purchase Plan, as amended and restated on February 17, 2023 as set forth herein and as from time to time amended.

2.18   "Purchase Date" means the specific Trading Day during an Accumulation Period on which Shares are purchased under the Plan in accordance with Article IX. For each Accumulation Period, the Purchase Date shall be the last Trading Day occurring in such Accumulation Period. The Administrator may, in its discretion, designate a different Purchase Date with respect to any Accumulation Period.

2.19   "Qualified Military Leave" means an absence due to service in the uniformed services of the United States (as defined in Chapter 43 of Title 38 of the United States Code) by an individual employee of the Company or a Participating Subsidiary, provided the individual's rights to reemployment under the Uniformed Services Employment and Reemployment Rights Act of 1994 have not expired or terminated.

2.20   "Section" means a section of this Plan, unless indicated otherwise.

2.21   "Securities Act" means the Securities Act of 1933, as amended.

2.22   "Share" means a share, CHF 0.10 par value, of Garmin Ltd.

2.23   "Subsidiary" means any corporation in an unbroken chain of corporations beginning with the Company if, as of the applicable Enrollment Date, each of the corporations other than the last corporation in the chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

2.24   "Trading Day" means a day the national exchange on which the Shares are listed for trading or, if not so listed, a day the New York Stock Exchange is open for trading.

III.   Administration

3.1   Subject to Section 11.7, the Plan shall be administered by the Board, or committee ("Committee") appointed by the Board. The Committee shall consist of at least one Board member, but may additionally consist of individuals who are not members of the Board. The Committee shall serve at the pleasure of the Board. If the Board does not so appoint a Committee, the Board shall administer the Plan. Any references herein to "Administrator" are, except as the context requires otherwise, references to the Board or the Committee, as applicable.

3.2   If appointed under Section 3.1, the Committee may select one of its members as chairman and may appoint a secretary. The Committee shall make such rules and regulations for the conduct of its business as it shall deem advisable; provided, however, that all determinations of the Committee shall be made by a majority of its members.

3.3   The Administrator shall have the power, in addition to the powers set forth elsewhere in the Plan, and subject to and within the limits of the express provisions of the Plan, to construe and interpret the Plan and options granted under it; to establish, amend and revoke rules and regulations for administration of the Plan; to determine all questions of policy and expediency that may arise in the administration of the Plan; to allocate and delegate such of its powers as it deems desirable to facilitate the administration and operation of the Plan; and, generally, to exercise such powers and perform such acts as it deems necessary or expedient to promote the best interests of the Company. The Administrator's determinations as to the interpretation and operation of this Plan shall be final and conclusive.

The Board may designate from time to time which Subsidiaries of the Company shall be Participating Subsidiaries. Without amending the Plan, the Board may adopt special or different rules for the operation of the Plan which allow employees of any foreign Subsidiary to participate in the purposes of the Plan. In furtherance of such purposes, the Board may approve such modifications, procedures, rules or sub-plans as it deems necessary or desirable, including those deemed necessary or desirable to comply with any foreign laws or to realize tax benefits under foreign law. Any such different or special rules for employees of any foreign Subsidiary shall not be subject to Code Section 423 and for purposes of the Code shall be treated as separate and apart from the balance of the Plan.

3.4   This Article III relating to the administration of the Plan may be amended by the Board from time to time as may be desirable to satisfy any requirements of or under the federal securities and/or other applicable laws of the United States, or to obtain any exemption under such laws.

IV.   Number of Shares

4.1   Eight million (8,000,000) Shares are reserved for sales and authorized for issuance pursuant to the Plan. Shares sold under the Plan may be newly-issued Shares, outstanding Shares reacquired in private transactions or open market purchases, or any combination of the foregoing. If any option granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such option shall again become available for the Plan.

4.2   In the event of any reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, acquisition of property or shares, separation, asset spin-off, stock rights offering, liquidation or other similar change in the capital structure of the Company, the Board shall make such adjustment, if any, as it deems appropriate in the number, kind and purchase price of the Shares available for purchase under the Plan. In the event that, at a time when options are outstanding hereunder, there occurs a dissolution or liquidation of the Company, except pursuant to a transaction to which Section 424(a) of the Code applies, each option to purchase Shares shall terminate, but the Participant holding such option shall have the right to exercise his or her option prior to such termination of the option upon the dissolution or liquidation. The Company reserves the right to reduce the number of Shares which Employees may purchase pursuant to their enrollment in the Plan.

V.   Eligibility Requirements

5.1   Except as provided in Section 5.2, each individual who is an Eligible Employee of the Company or a Participating Subsidiary on the applicable Cut-Off Date shall become eligible to participate in the Plan in accordance with Article VI as of the first Enrollment Date following the date the individual becomes an Employee of the Company or a Participating Subsidiary, provided that the individual remains an Eligible Employee on the first day of the Accumulation Period associated with such Enrollment Date. Participation in the Plan is entirely voluntary.

5.2   Employees meeting any of the following restrictions are not eligible to participate in the Plan:

(a) Employees who, immediately upon enrollment in the Plan or upon grant of an Option would own directly or indirectly, or hold options or rights to acquire, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of stock of the Company or any Subsidiary (and for purposes of this paragraph, the rules of Code Section 424(d) shall apply, and stock which the Employee may purchase under outstanding options shall be treated as stock owned by the Employee);

(b)   Employees (other than individuals on Authorized Leave of Absence (as defined in Section 10.3)) who are customarily employed by the Company or a Participating Subsidiary for not more than 20 hours per week; or

(c)   Employees (other than individuals on Authorized Leave of Absence (as defined in Section 10.3)) who are customarily employed by the Company or a Participating Subsidiary for not more than five (5) months in any calendar year.

5.3   The Plan is intended to conform to the extent necessary with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder. Notwithstanding anything herein to the contrary, the Plan shall be administered, and the options shall be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan and the options granted hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

VI.   Enrollment

6.1   Eligible Employees will be automatically enrolled in the Plan on the first day of each Accumulation Period. Any Eligible Employee may consent to enrollment in the Plan for an Accumulation Period by completing and signing an enrollment form (which authorizes payroll deductions during such Accumulation Period in accordance with Section 8.1) and submitting such enrollment form to the Company or the Participating Subsidiary on or before the Cut-Off Date specified by the Administrator. Payroll deductions pursuant to the enrollment form shall be effective as of the first payroll period with a pay day after the Enrollment Date for the Accumulation Period to which the enrollment form relates, and shall continue in effect until the earliest of:

(a)   the end of the last payroll period with a payday in the Accumulation Period;

(b)   the date during the Accumulation Period as of which the Employee elects to cease his or her enrollment in accordance with Section 8.3; and

(c)   the date during the Accumulation Period as of which the Employee withdraws from the Plan or has a termination of employment in accordance with Article X.

VII.   Grant of Options on Enrollment

7.1   The automatic enrollment by an Eligible Employee in the Plan as of an Enrollment Date will constitute the grant as of such Enrollment Date by the Company to such Participant of an option to purchase Shares from the Company pursuant to the Plan.

7.2   An option granted to a Participant pursuant to this Plan shall expire, if not terminated earlier for any reason, on the earliest to occur of: (a) the end of the Purchase Date with respect to the Accumulation Period in which such option was granted; (b) the completion of the purchase of Shares under the option under Article IX; or (c) the date on which participation of such Participant in the Plan terminates for any reason.

7.3   As of each Enrollment Date, each Participant shall automatically be granted an option to purchase a maximum number of Shares, subject to the terms of the Plan, equal to the quotient of $25,000 divided by the Fair Market Value of a Share on the Enrollment Date.

7.4   Notwithstanding any other provision of this Plan, no Employee may be granted an option which permits his or her rights to purchase Shares under the Plan and any other Code Section 423 employee stock purchase plan of the Company or any of its Subsidiaries or parent companies to accrue (when the option first becomes exercisable) at a rate which exceeds $25,000 of Fair Market Value of such Shares (determined at the time such option is granted) for each calendar year in which such option is outstanding at any time. For purposes of administering this accrual limitation, the Administrator shall limit purchases under the Plan as follows:

(a)   The number of Shares that may be purchasable by an Employee during his or her first Accumulation Period during a calendar year may not exceed a number of Shares determined by dividing $25,000 by the Fair Market Value of a Share on the Enrollment Date for that Accumulation Period.

(b)   The number of Shares that may be purchasable by an Employee during any subsequent Accumulation Period during the same calendar year (if any) shall not exceed the number of Shares determined by performing the calculation below:

(i)   First, the number of Shares purchased by the Employee during any previous Accumulation Period during the same calendar year shall be multiplied by the Fair Market Value of a Share on the Enrollment Date of such previous Accumulation Period.

(ii)   Second, the amount determined under (i) above shall be subtracted from $25,000.

(iii) Third, the amount determined under (ii) above shall be divided by the Fair Market Value of a Share on the Enrollment Date for such subsequent Accumulation Period (for which the maximum number of Shares purchasable is being determined by this calculation) occurs. The quotient thus obtained shall be the maximum number of Shares that may be purchased by any Employee for such subsequent Accumulation Period.

VIII.   Payroll Deductions

8.1   An Employee who files an enrollment form pursuant to Article VI shall elect and authorize in such form to have deductions made from his or her pay on each payday he or she receives a paycheck during the Accumulation Period to which the enrollment form relates, and he or she shall designate in such form the percentage (in whole percentages) of Base Earnings to be deducted each payday during such Accumulation Period. The minimum an Employee may elect and authorize to have deducted is 1% of his or her Base Earnings paid per pay period in such Accumulation Period, and the maximum is 10% of his or her Base Earnings paid per pay period in such Accumulation Period (or such larger or smaller percentage as the Administrator may designate from time to time).

8.2   Except as provided in the last paragraph of Section 6.1, deductions from a Participant's Base Earnings shall commence upon the first payday on or after the commencement of the Accumulation Period, and shall continue until the date on which such authorization ceases to be effective in accordance with Article VI. The amount of each deduction made for a Participant shall be credited to the Participant's Account. All payroll deductions received or held by the Company or a Participating Subsidiary may be, but are not required to be, used by the Company or Participating Subsidiary for any corporate purpose, and the Company or Participating Subsidiary shall not be obligated to segregate such payroll deductions, but may do so at the discretion of the Board.

8.3   As of the last day of any month during an Accumulation Period, a Participant may elect to cease (but not to increase or decrease) payroll deductions made on his or her behalf for the remainder of such Accumulation Period by filing the applicable election with the Company or Participating Subsidiary in such form and manner and at such time as may be permitted by the Administrator. A Participant who has ceased payroll deductions may have the amount which was credited to his or her Account prior to such cessation applied to the purchase of Shares as of the Purchase Date, in accordance with Section 9.1, and receive the balance of the Account with respect to which the enrollment is ceased, if any, in cash. A Participant who has ceased payroll deductions may also voluntarily withdraw from the Plan pursuant to Section 10.1. Any Participant who ceases payroll deductions for an Accumulation Period may re-enroll in the Plan on the next subsequent Enrollment Date following the cessation in accordance with the provisions of Article VI. A Participant who ceases to be employed by the Company or any Participating Subsidiary will cease to be a Participant in accordance with Section 10.2.

8.4   A Participant may not make any separate or additional contributions to his Account under the Plan. Neither the Company nor any Participating Subsidiary shall make separate or additional contributions to any Participant's Account under the Plan.

IX.   Purchase of Shares

9.1   Subject to Section 9.2, any option held by the Participant which was granted under this Plan and which remains outstanding as of a Purchase Date shall be deemed to have been exercised on such Purchase Date for the purchase of the number of whole Shares which the funds accumulated in his or her Account as of the Purchase Date will purchase at the applicable purchase price (but not in excess of the number of Shares for which options have been granted to the Participant pursuant to Section 7.3). No Shares will be purchased on behalf of any Participant who fails to file an enrollment form authorizing payroll deductions for an Accumulation Period.

9.2   A Participant who holds an outstanding option as of a Purchase Date shall not be deemed to have exercised such option if the Participant elected not to exercise the option by withdrawing from the Plan in accordance with Section 10.1.

9.3   If, after a Participant's exercise of an option under Section 9.1, an amount remains credited to the Participant's Account as of a Purchase Date, then the remaining amount shall be distributed to the Participant in cash as soon as administratively practical after such Purchase Date. However, if the cash to be returned to a Participant pursuant to the preceding sentence is an amount less than the amount that would have been necessary to purchase an additional whole Share on such Purchase Date, the Company may retain such amount in the Participant's Account to be applied toward the purchase of Shares in the subsequent Accumulation Period.

9.4   Except as otherwise set forth in this Section 9.4, the purchase price for each Share purchased under any option shall be 85% of the lower of:

(a)   the Fair Market Value of a Share on the Enrollment Date on which such option is granted; or

(b)   the Fair Market Value of a Share on the Purchase Date, but - in the case of newly issued Shares - not lower than the par value of a Share.

Notwithstanding the above, the Board may establish a different purchase price for each Share purchased under any option provided that such purchase price is determined at least thirty (30) days prior to the Accumulation Period for which it is applicable and provided that such purchase price may not be less than (i) the purchase price set forth above and (ii) – in the case of newly issued Shares - than the par value per Share.

       9.5   If Shares are purchased by a Participant pursuant to Section 9.1, then such Shares shall be held in non-certificated form at a bank or other appropriate institution selected by the Administrator until the earlier of the Participant's termination of employment or the time a Participant requests delivery of certificates representing such shares, which would only be possible if the Board resolved that share certificates shall be issued. If any law governing corporate or securities matters, or any applicable regulation of the Securities and Exchange Commission or other body having jurisdiction with respect to such matters, shall require that the Company or the Participant take any action in connection with the Shares being purchased under the option, delivery of such Shares shall be postponed until the necessary action shall have been completed, which action shall be taken by the Company at its own expense, without unreasonable delay.

Shares transferred pursuant to this Section 9.5 shall be registered in the name of the Participant or, if the Participant so elects, in the names of the Participant and one or more such other persons as may be designated by the Participant in joint tenancy with rights of survivorship or in tenancy by the entireties or as spousal community property, or in such forms of trust as may be approved by the Administrator, to the extent permitted by law.

       9.6   In the case of Participants employed by a Participating Subsidiary, the Board may provide for Shares to be sold through the Subsidiary to such Participants, to the extent consistent with and governed by Section 423 of the Code.

       9.7   If the total number of Shares for which an option is exercised on any Purchase Date in accordance with this Article IX, when aggregated with all Shares previously granted under this Plan, exceeds the maximum number of Shares reserved in Section 4.1, the Administrator shall make a pro rata allocation of the Shares available for delivery and distribution in as nearly a uniform manner as shall be practicable and as it shall determine to be equitable, and the balance of the cash amount credited to the Account of each Participant under the Plan shall be returned to him or her as promptly as administratively practical.

9.8   If a Participant or former Participant sells, transfers, or otherwise makes a disposition of Shares purchased pursuant to an option granted under the Plan within two years after the date such option is granted or within one year after the Purchase Date to which such option relates, or if the Participant or former Participant otherwise has a taxable event relating to Shares purchased under the Plan, and if such Participant or former Participant is subject to U.S. federal income tax, then such Participant or former Participant shall notify the Company or Participating Subsidiary in writing of any such sale, transfer or other disposition within 10 days of the consummation of such sale, transfer or other disposition, and shall remit to the Company or Participating Subsidiary or authorize the Company or Participating Subsidiary to withhold from other sources such amount as the Company may determine to be necessary to satisfy any federal, state or local tax withholding obligations of the Company or Participating Subsidiary. A Participant must reply to a written request, within 10 days of the receipt of such written request, from the Company, Participating Subsidiary, or Administrator regarding whether such a sale, transfer or other disposition has occurred.

The Administrator may from time to time establish rules and procedures (including but not limited to postponing delivery of Shares until the earlier of the expiration of the two-year or one-year period or the disposition of such Shares by the Participant) to cause the withholding requirements to be satisfied.

X.   Withdrawal From the Plan; Termination of Employment; Leave of Absence; Death

10.1   Withdrawal from the Plan. Effective as of the last day of any calendar month during an Accumulation Period, a Participant may withdraw from the Plan in full (but not in part) by delivering a notice of withdrawal to the Company (in a manner prescribed by the Administrator) at least ten business days prior to the end of such calendar month, (but in no event later than the June 1 or December 1 immediately preceding the Purchase Date for the Plan's two Accumulation Periods, respectively). Upon such withdrawal from participation in the Plan, all funds then accumulated in the Participant's Account shall not be used to purchase Shares, but shall instead be distributed to the Participant as soon as administratively practical after the end of such calendar month, and the Participant's payroll deductions shall cease as of the end of such calendar month. An Employee who has withdrawn during an Accumulation Period may not return funds to the Company or a Participating Subsidiary during the same Accumulation Period and require the Company or Participating Subsidiary to apply those funds to the purchase of Shares, nor may such Participant's payroll deductions continue, in accordance with Article VI. Any Eligible Employee who has withdrawn from the Plan may, however, re-enroll in the Plan on the next subsequent Enrollment Date following withdrawal in accordance with the provisions of Article VI.

10.2   Termination of Employment. Participation in the Plan terminates immediately when a Participant ceases to be employed by the Company or any Participating Subsidiary for any reason whatsoever, including but not limited to termination of employment, whether voluntary or involuntary, or on account of disability, or retirement, but not including death, or if the participating Subsidiary employing the Participant ceases for any reason to be a Participating Subsidiary. Participation in the Plan also terminates immediately when a Participant ceases to be an Eligible Employee under Article V or withdraws from the Plan. Upon termination of participation such terminated Participant's outstanding options shall thereupon terminate. As soon as administratively practical after termination of participation, the Company shall pay to the Participant or legal representative all amounts accumulated in the Participant's Account and held by the Company at the time of termination of participation, and any Participating Subsidiary shall pay to the Participant or legal representative all amounts accumulated in the Participant's Account and held by the Participating Subsidiary at the time of termination of participation.

10.3   Leaves of Absence.

(a)   If a Participant takes a leave of absence (other than an Authorized Leave of Absence) without terminating employment, such Participant will be deemed to have discontinued contributions to the Plan in accordance with Section 8.3, but will remain a Participant in the Plan through the balance of the Accumulation Period in which his or her leave of absence begins, so long as such leave of absence does not exceed 90 days. If a Participant takes a leave of absence (other than an Authorized Leave of Absence) without terminating employment, such Participant will be deemed to have withdrawn from the Plan in accordance with Section 10.1 if such leave of absence exceeds 90 days.

(b)   An Employee on an Authorized Leave of Absence shall remain a Participant in the Plan and, in the case of a paid Authorized Leave of Absence, shall have deductions made under Section 8.1 from payments that would, but for the Authorized Leave of Absence, be Base Earnings. An Employee who does not return from an Authorized Leave of Absence on the scheduled date (or, in the case of Qualified Military Leave, prior to the date such individual's reemployment rights under the Uniformed Services Employment and Reemployment Rights Act of 1994 have expired or terminated) shall be deemed to have terminated employment on the last day of such Authorized Leave of Absence (or, in the case of Qualified Military Leave, the date such reemployment rights expire or are terminated).

(c)   An "Authorized Leave of Absence" means (a) a Qualified Military Leave, and (b) an Employee's absence of more than 90 days which has been authorized, either pursuant to a policy of the Company or the Participating Subsidiary that employs the Employee, or pursuant to a written agreement between the employer and the Employee, which policy or written agreement guarantees the Employee's rights to return to employment.

10.4   Death. Unless mandatory applicable law provides otherwise as soon as administratively feasible after the death of a Participant, amounts accumulated in his or her Account shall be paid in cash to the beneficiary or beneficiaries designated by the Participant on a beneficiary designation form approved by the Board, but if the Participant does not make an effective beneficiary designation then such amounts shall be paid in cash to the Participant's spouse if the Participant has a spouse, or, if the Participant does not have a spouse, to the executor, administrator or other legal representative of the Participant's estate. Such payment shall relieve the Company and the Participating Subsidiary of further liability with respect to the Plan on account of the deceased Participant. If more than one beneficiary is designated, each beneficiary shall receive an equal portion of the Account unless the Participant has given express contrary instructions. None of the Participant's beneficiary, spouse, executor, administrator or other legal representative of the Participant's estate shall, prior to the death of the Participant by whom he has been designated, acquire any interest in the amounts credited to the Participant's Account under the Plan.

XI.   Miscellaneous

11.1   Interest. Interest or earnings will not be paid on any Employee Accounts.

11.2   Restrictions on Transfer. The rights of a Participant under the Plan shall not be assignable or transferable by such Participant, and an option granted under the Plan may not be exercised during a Participant's lifetime other than by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw from the Plan in accordance with Section 10.1.

11.3   Administrative Assistance. If the Administrator in its discretion so elects, it may retain a brokerage firm, bank, other financial institution or other appropriate agent to assist in the purchase of Shares, delivery of reports or other administrative aspects of the Plan. If the Administrator so elects, each Participant shall (unless prohibited by applicable law) be deemed upon enrollment in the Plan to have authorized the establishment of an account on his or her behalf at such institution. Shares purchased by a Participant under the Plan shall be held in the account in the Participant's name, or if the Participant so indicates in the enrollment form, in the Participant's name together with the name of one or more other persons in joint tenancy with right of survivorship or in tenancy by the entireties or as spousal community property, or in such forms of trust as may be approved by the Administrator, to the extent permitted by law.

11.4   Costs. All costs and expenses incurred in administering the Plan shall be paid by the Company or Participating Subsidiaries, including any brokerage fees on the purchased Shares; excepting that any stamp duties, transfer taxes, fees to issue stock certificates, and any brokerage fees on the sale price applicable to participation in the Plan after the initial purchase of the Shares on the Purchase Date shall be charged to the Account or brokerage account of such Participant.

11.5   Equal Rights and Privileges. All Eligible Employees shall have equal rights and privileges with respect to the Plan so that the Plan qualifies as an "employee stock purchase plan" within the meaning of Section 423 or any successor provision of the Code and the related regulations. Notwithstanding the express terms of the Plan, any provision of the Plan which is inconsistent with Section 423 or any successor provision of the Code shall without further act or amendment by the Company or the Board be reformed to comply with the requirements of Code Section 423. This Section 11.5 shall take precedence over all other provisions in the Plan.

11.6   Applicable Law. The Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the State of Kansas.

11.7   Amendment and Termination. The Board may amend, alter or terminate the Plan at any time; provided, however, that no amendment which would amend or modify the Plan in a manner requiring stockholder approval under Code Section 423 or the requirements of any securities exchange on which the Shares are traded shall be effective unless, within one year after it is adopted by the Board, it is approved by the holders of a majority of the voting power of the Company's outstanding shares. In addition, the Committee (if appointed under Section 3.1) may amend the Plan as provided in Section 3.3, subject to the conditions set forth therein and in this Section 11.7.
If the Plan is terminated, the Board may elect to terminate all outstanding options either prior to their expiration or upon completion of the purchase of Shares on the next Purchase Date, or may elect to permit options to expire in accordance with the terms of this Plan (and participation to continue through such expiration dates). If the options are terminated prior to expiration, all funds accumulated in Participants' Accounts as of the date the options are terminated shall be returned to the Participants as soon as administratively feasible.

11.8   No Right of Employment. Neither the grant nor the exercise of any rights to purchase Shares under this Plan nor anything in this Plan shall impose upon the Company or Participating Subsidiary any obligation to employ or continue to employ any employee. The right of the Company or Participating Subsidiary to terminate any employee shall not be diminished or affected because any rights to purchase Shares have been granted to such employee.

11.9   Requirements of Law. The Company shall not be required to sell, issue, or deliver any Shares under this Plan if such sale, issuance, or delivery might constitute a violation by the Company or the Participant of any provision of law. Unless a registration statement under the Securities Act is in effect with respect to the Shares proposed to be delivered under the Plan, the Company shall not be required to issue such Shares if, in the opinion of the Company or its counsel, such issuance would violate the Securities Act. Regardless of whether such Shares have been registered under the Securities Act or registered or qualified under the securities laws of any state, the Company may impose restrictions upon the hypothecation or further sale or transfer of such shares if, in the judgment of the Company or its counsel, such restrictions are necessary or desirable to achieve compliance with the provisions of the Securities Act, the securities laws of any state, or any other law or are otherwise in the best interests of the Company. Any determination by the Company or its counsel in connection with any of the foregoing shall be final and binding on all parties.

The Company may, but shall not be obligated to, register or qualify any securities covered by the Plan. The Company shall not be obligated to take any other affirmative action in order to cause the grant or exercise of any right or the issuance, sale, or deliver of Shares pursuant to the exercise of any right to comply with any law.

11.10   <u>Gender</u>. When used herein, masculine terms shall be deemed to include the feminine, except when the context indicates to the contrary.

11.11   <u>Data Protection</u>. The Board, the Committee, and any other person or entity empowered by the Board or the Committee to administer the Plan may process, store, transfer or disclose personal data of the Participants to the extent required for the implementation and administration of the Plan. The Board, the Committee and any other person or entity empowered by the Board or the Committee to administer the Restated Plan shall comply with any applicable data protection laws.

11.12   <u>Withholding of Taxes</u>. The Company or Participating Subsidiary may withhold from any purchase of Shares under this Plan or any sale, transfer or other disposition thereof any local, state, federal or foreign taxes, employment taxes, social taxes or other taxes at such times and from such other amounts as it deems appropriate. The Company or Participating Subsidiary may require the Participant to remit an amount in cash sufficient to satisfy any required withholding amounts to the Company or Participating Subsidiary, as the case may be.

Annex to the Plan for Grantees subject to Swiss inheritance law

1. Section 10.4 shall be replaced with the following:

      10.4   <u>Death</u>. After the death of a Participant, amounts accumulated in his or her Account shall be paid to the Participant's estate in accordance with the applicable Swiss inheritance rules.

EXHIBIT 21.1

GARMIN LTD.

List of Subsidiaries of Company

Name of Subsidiary	Jurisdiction of Incorporation
AeroData, Inc.	Arizona
Navionics Inc.	Delaware
Garmin International, Inc.	Kansas
Garmin North America, Inc.	Kansas
Garmin USA, Inc.	Kansas
Garmin Realty, LLC	Kansas
Garmin Insurance Services, LLC	Kansas
Garmin Services, Inc.	Kansas
AeroNavData, Inc.	Missouri
Garmin AT, Inc.	Oregon
Garmin Australasia Pty Ltd.	Australia
Garmin Austria GmbH	Austria
Garmin Austria Holding GmbH	Austria
Garmin Belux NV/SA	Belgium
Garmin Brasil Tecnologias Para Aviação Ltda.	Brazil
Garmin Canada, Inc.	Canada (Alberta)
Garmin Chile Limitada	Chile
Garmin China Co., Ltd.	China
Garmin China Shanghai Co., Ltd.	China
Garmin China Shanghai RHQ Co., Ltd.	China
Garmin China ChengDu Co., Ltd.	China
Garmin China Yangzhou Co., Ltd.	China
Garmin Hrvatska d.o.o.	Croatia
Garmin Czech s.r.o	Czech Republic
Garmin Nordic Denmark A/S	Denmark
Garmin Danmark Ejendomme ApS	Denmark
Garmin (Europe) Ltd.	England
Firstbeat Analytics Oy	Finland
Garmin Nordic Finland Oy	Finland
Garmin Nordic Finland Holding Oy	Finland
Garmin France SAS	France
Garmin Deutschland GmbH	Germany
Garmin Deutschland Beteiligungs GmbH	Germany
Garmin Würzburg GmbH	Germany
Garmin India Private Ltd.	India
Garmin Technologies Pvt. Ltd.	India
PT Garmin Indonesia Distribution	Indonesia
Garmin Italia S.r.l.	Italy
Garmin Italy Technologies S.r.l.	Italy
Garmin Japan Ltd.	Japan
Garmin Luxembourg S.à r.l.	Luxembourg
Garmin Luxembourg Holdings S.à r.l.	Luxembourg
Garmin Malaysia Sdn. Bhd	Malaysia
Garmin Comercializadora S. de RL de CV	Mexico
Garmin Navigation Mexico S de RL de CV	Mexico
Garmin Nederland B.V.	Netherlands
Tacx B.V.	Netherlands
Tacx International B.V.	Netherlands

Garmin New Zealand Ltd.	New Zealand
Garmin Australasia New Zealand Branch	New Zealand
Garmin Nordic Norway AS	Norway
Garmin Nordic Norway Holding AS	Norway
Garmin Polska sp. z o.o.	Poland
Garmin Wroclaw sp. z o.o	Poland
Garmin Cluj SRL	Romania
Garmin, trgovina in servis, d.o.o.	Slovenia
Garmin Africa Holdings (Pty) Ltd.	South Africa
Garmin Southern Africa (Pty) Ltd.	South Africa
Garmin Korea Ltd.	South Korea
Garmin Iberia S.A.	Spain
Garmin Spain S.L.U.	Spain
Garmin Singapore Pte. Ltd	Singapore
Garmin Nordic Sweden AB	Sweden
Garmin Sweden Technologies AB	Sweden
Easyhunt AB	Sweden
Garmin Switzerland GmbH	Switzerland
Garmin Switzerland Distribution GmbH	Switzerland
Garmin Corporation	Taiwan
Garmin (Thailand) Ltd.	Thailand
Garmin Vietnam Ltd.	Vietnam

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-189178) pertaining to the Garmin Ltd. 2005 Equity Incentive Plan;

(2) Registration Statement (Form S-8 No. 333-179801) pertaining to the Garmin Ltd. 2011 Non-Employee Directors' Equity Incentive Plan;

(3) Registration Statement (Form S-8 No. 333-124818) pertaining to the Garmin International, Inc. 401(k) and Pension Plan;

(4) Registration Statement (Form S-8 No. 333-125717) pertaining to the Garmin Ltd. Amended and Restated 2005 Equity Incentive Plan;

(5) Registration Statement (Form S-8 No. 333-51470) pertaining to the Garmin Ltd. Amended and Restated Employee Stock Purchase Plan, Garmin Ltd. Amended and Restated 2000 Equity Incentive Plan, Garmin Ltd. Amended and Restated 2000 Non-Employee Directors' Option Plan;

(6) Registration Statement (Form S-8 No. 333-52766) pertaining to the Garmin International, Inc. 401(k) and Pension Plan;

(7) Registration Statement (Form S-8 No. 333-149450) pertaining to the Garmin International, Inc. 401(k) and Pension Plan;

(8) Registration Statement (Form S-8 No. 333-205945) pertaining to the Garmin Ltd. Employee Stock Purchase Plan; and

(9) Registration Statement (Form S-8 No. 333-232086) pertaining to the Garmin Ltd. Employee Stock Purchase Plan, as Amended and Restated on June 7, 2019

of our reports dated February 22, 2023, with respect to the consolidated financial statements of Garmin Ltd. and Subsidiaries, and the effectiveness of internal control over financial reporting of Garmin Ltd. and Subsidiaries, included in this Annual Report (Form 10-K) of Garmin Ltd. for the year ended December 31, 2022.

/s/ Ernst & Young LLP
Kansas City, Missouri
February 22, 2023

EXHIBIT 31.1

CERTIFICATION

I, Clifton A. Pemble, certify that:

1.   I have reviewed this report on Form 10-K of Garmin Ltd.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2023   By /s/ Clifton A. Pemble
                                                              Clifton A. Pemble
                                                              President and Chief
                                                              Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Douglas G. Boessen, certify that:

1.   I have reviewed this report on Form 10-K of Garmin Ltd.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:	February 22, 2023 By /s/ Douglas G. Boessen
                                                                                          Douglas G. Boessen
                                                                                          Chief Financial Officer

EXHIBIT 32.1

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Clifton A. Pemble, President and Chief Executive Officer of Garmin Ltd. (the "Company") hereby certify that:

(1)   The Annual Report on Form 10-K for the year ended December 31, 2022 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 22, 2023   /s/ Clifton A. Pemble

                                                          Clifton A. Pemble
                                                          President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 32.2

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Douglas G. Boessen, Chief Financial Officer of Garmin Ltd. (the "Company") hereby certify that:

(1)   The Annual Report on Form 10-K for the year ended December 31, 2022 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 22, 2023   /s/ Douglas G. Boessen
                                                         Douglas G. Boessen
                                                         Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

BOARD OF DIRECTORS

JONATHAN C. BURRELL ❷❸
CEO
Burrell Family Office
and Technical Expert

JOSEPH J. HARTNETT ❶❷❸
Former Interim President and CEO,
Sparton Corp.
Former President and CEO,
Ingenient Technologies, Inc. and
U.S. Robotics Corporation

DR. MIN H. KAO
Executive Chairman
Garmin Ltd.

CATHERINE A. LEWIS ❶❷❸
Retired Partner
KPMG LLP

CHARLES W. PEFFER ❶❷❸
Retired Partner
KPMG LLP

CLIFTON A. PEMBLE
President and CEO
Garmin Ltd.

❶ Audit Committee
❷ Nominating and Corporate Governance Committee
❸ Compensation Committee

EXECUTIVE OFFICERS

DR. MIN H. KAO
Executive Chairman

CLIFTON A. PEMBLE
President and CEO

DOUGLAS G. BOESSEN
CFO and Treasurer

ANDREW R. ETKIND
Vice President, General Counsel and Secretary

INVESTOR RELATIONS

investor.relations@garmin.com

Investor relations information is available on the company's website at
Garmin.com/investors.

TRANSFER AGENT

Computershare Trust Company, N.A.
150 Royall St.
Canton, MA 02021
United States

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP

MARKET INFORMATION

The shares of Garmin Ltd. are traded on the New York Stock Exchange
under the symbol GRMN. Garmin Ltd. is a component of the S&P 500 Index.

GARMIN.



M00-60347-00 0323